Exhibit 99.1

                    , 2020

Dear Fortive Corporation Stockholder:

On September 4, 2019, we announced our intention to separate our company into two independent, publicly traded companies. Completion of the separation will create (i) a more nimble and focused industrial growth company providing essential products, software, and services in field solutions, product realization, sensing and health that will retain the Fortive name (“New Fortive”) and (ii) a global industrial technology company, named Vontier Corporation (“Vontier”), that focuses on critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. The separation will occur by means of a spin-off of 80.1% of the outstanding shares of Vontier common stock to Fortive stockholders. Following the separation, each company is expected to be positioned for clearer strategic focus on unique growth opportunities, greater flexibility with respect to capital deployment and better alignment between the financial profiles of the companies and their respective business strategies.

Vontier will be comprised of Fortive’s existing Industrial Technologies segment. As a standalone entity, Vontier is expected to pursue a strategy focused on organic growth and operating margin expansion, and will emphasize value creation via strategic and financially disciplined mergers and acquisitions in the mobility infrastructure industry.

New Fortive, with market-leading brands in field solutions, product realization, health and sensing technologies, will be an industrial technology company with a differentiated portfolio of growth-oriented businesses that are aligned with significant long-term growth trends driven by the shift towards software-enabled workflows, the growing importance of connected devices and IoT offerings, rising productivity, safety, and security requirements, and the demand for safer, high-quality healthcare globally. With this separation, New Fortive will be well positioned to continue to drive accelerated growth and increased profitability across its portfolio through a combination of organic innovation and capital deployment to its strategic priorities.

The separation will provide current Fortive stockholders with ownership interests in both New Fortive and Vontier. The separation will be in the form of a pro rata distribution of 80.1% of the outstanding shares of Vontier common stock to holders of Fortive common stock. Each Fortive stockholder will receive two shares of Vontier common stock for every five shares of Fortive common stock held on September 25, 2020, the record date for the distribution.

You do not need to take any action to receive shares of Vontier common stock to which you are entitled as a Fortive stockholder. You do not need to pay any consideration or surrender or exchange your shares of Fortive common stock to participate in the spin-off.

The distribution is intended to be tax-free to Fortive stockholders for U.S. federal income tax purposes, except for any cash received by stockholders in lieu of fractional shares. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

I encourage you to read the attached information statement, which is being provided to all Fortive stockholders who held shares on the record date for the distribution. The information statement describes the separation in detail and contains important business and financial information about Vontier.

I believe the separation is a significant and exciting step in our company’s history. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

James A. Lico

President and Chief Executive Officer

Fortive Corporation

                        , 2020

Dear Future Vontier Corporation Stockholder:

It’s my pleasure to welcome you as a Vontier stockholder. We are excited for the unique opportunity to build an industry-leading new business from a strong foundation. We’re proud of our heritage, our talented leaders and employees, our leading brands, and our strong market positions. And we believe in our future together as we set off in pursuit of mobilizing the future to create a better world.

Vontier is a global industrial technology company focused on transportation and mobility. Our portfolio includes expertise in mobility technologies, retail and commercial fueling, fleet management, telematics, vehicle diagnostics and repair, and smart cities. During the year ended December 31, 2019, the operating companies that will be part of Vontier generated revenues of $2.77 billion, with strong gross and operating profit margins, and significant free cash flow.

As a standalone company, we will pursue a value-creation strategy leveraging leading brands known for quality and service, global presence with competitive positions in major developed and high-growth markets, product innovation and technology leadership, a proven business system, and strong free cash flow generation to support future growth. We intend to follow a strategic, financially disciplined approach to acquisitions, with the goal of continuing to build strong, long-term businesses utilizing our current market-leading positions.

How we do things is as important as what we do. Our shared commitment to inclusion and diversity ensures that we are Stronger Together. We’ll continue to develop new, better ways to improve because we always Reimagine Better. We will be bold as we Create What’s Next, while adhering to our high standards of integrity and compliance. And because being Driven to Win means doing our best for you as well as our customers, communities, and other stakeholders, considering the broader impact of our decisions and actions will keep us on the right track. Tying this all together is the Vontier Business System, our way of working and driving greater shareholder value.

I invite you to learn more about Vontier and our strategic initiatives in the attached information statement.

Sincerely,

Mark D. Morelli

President & Chief Executive Officer

Vontier Corporation

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2020

INFORMATION STATEMENT

Vontier Corporation

This information statement is being furnished in connection with the distribution by Fortive Corporation (“Fortive”) to its stockholders of 80.1% of the outstanding shares of common stock of Vontier Corporation, a wholly-owned subsidiary of Fortive that will hold, directly or indirectly, the assets and liabilities associated with Fortive’s Industrial Technologies business (“Vontier” or the “Company”).

For every five shares of Fortive common stock held of record by you as of the close of business on September 25, 2020, the record date for the distribution, you will receive two shares of Vontier common stock. You will receive cash in lieu of any fractional shares of Vontier common stock that you would have received after application of the above ratio.

The distribution is expected to be tax-free to Fortive stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

No vote of Fortive stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send Fortive a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of Fortive common stock or take any other action to receive your shares of Vontier common stock.

There is no current trading market for Vontier common stock, although Vontier expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Vontier expects “regular-way” trading of Vontier common stock to begin on the first trading day following the distribution. Vontier has applied to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “VNT.” Following the distribution, Fortive will continue to trade on the NYSE under the symbol “FTV.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 20.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                    , 2020.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this information statement was first mailed to Fortive stockholders on or about                    , 2020. This information statement will be mailed to Fortive’s stockholders who previously elected to receive a paper copy of Fortive’s materials.

Presentation of Information

Unless the context otherwise requires, (i) references in this information statement to “Vontier,” the “Company,” “we,” “us” and “our” refer to Vontier Corporation, a Delaware corporation, and its consolidated subsidiaries after giving effect to the separation, (ii) references in this information statement to the “Industrial Technologies business,” “NEWCO” or the Company’s historical business and operations refer to the business and operations of Fortive’s Industrial Technologies segment that will be transferred to the Company in connection with the separation and distribution and (iii) references in this information statement to “Fortive” and “Parent” refer to Fortive Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

In connection with the separation and distribution, we will enter into a series of transactions with Fortive pursuant to which Fortive will transfer the assets and liabilities of its Industrial Technologies segment to us in exchange for shares of our common stock and a Cash Distribution, each as defined herein. As used herein, (i) the “separation” refers to the separation of the Industrial Technologies business from Fortive and the creation of a separate, publicly traded company holding the Industrial Technologies business and (ii) the “distribution” refers to the distribution of 80.1% of the shares of Vontier common stock owned by Fortive as of the record date. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Vontier assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.

i

Market, Industry and Other Data

Unless otherwise indicated, information contained in this information statement concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Our management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

Trademarks and Trade Names

The name and mark, Vontier, and other trademarks, trade names and service marks of the Company appearing in this information statement are our property or, as applicable, licensed to us, or, as applicable, are the property of Fortive. The name and mark, Fortive, and other trademarks, trade names and service marks of Fortive appearing in this information statement are the property of Fortive. This information statement also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Vontier and why is Fortive separating Vontier’s businesses and distributing Vontier’s stock?

Vontier, which is currently a wholly-owned subsidiary of Fortive, was formed to hold Fortive’s Industrial Technologies business. The separation of Vontier from Fortive and the distribution of Vontier common stock are intended to provide you with equity investments in two separate, publicly traded companies that will be able to focus on each of their respective business strategies. Fortive and Vontier believe that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Separation and Distribution—Background” and “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?

Fortive is delivering this document to you because you are a holder of record of shares of Fortive common stock. If you are a holder of Fortive common stock as of the close of business on September 25, 2020, the record date of the distribution, you will be entitled to receive two shares of Vontier common stock for every five shares of Fortive common stock that you held at the close of business on such date. This document will help you understand how the separation and distribution will affect your investment in Fortive and your investment in us after the separation.

How will the separation of Vontier from Fortive work?

To accomplish the separation of Vontier into a separate, publicly-traded company, Fortive will distribute 80.1% of the outstanding shares of our common stock to Fortive stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

Why is the separation of Vontier structured as a distribution?

Fortive believes that a distribution of shares of our common stock to the Fortive stockholders that is tax-free for U.S. federal income tax purposes is an efficient way to separate the Industrial Technologies business in a manner that will create long-term value for Fortive and its stockholders.

What is the record date for the distribution?	The record date for the distribution will be September 25, 2020.

When will the distribution occur?

It is expected that 80.1% of our common stock will be distributed by Fortive at 12:01 a.m., Eastern time, on October 9, 2020, to holders of record of Fortive common stock at the close of business on September 25, 2020, the record date for the distribution.

What do stockholders need to do to participate in the distribution?

Stockholders of Fortive as of the record date will not be required to take any action to receive our common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Fortive common stock or take any other action to receive your shares of our common stock. The distribution will not affect the number of outstanding Fortive shares or any rights of Fortive stockholders, although it will affect the market value of each outstanding share of Fortive common stock.

How will shares of Vontier common stock be issued?

You will receive shares of Vontier common stock through the same or substantially similar channels that you currently use to hold or trade shares of Fortive common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of shares of Vontier common stock will be documented for you in substantially the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of Fortive common stock as of the close of business on the record date, Fortive, with the assistance of Computershare Trust Company, N.A. (“Computershare”), the settlement and distribution agent, will electronically distribute shares of Vontier common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of Vontier common stock will I receive in the distribution?

Fortive will distribute to you two shares of Vontier common stock for every five shares of Fortive common stock held by you as of the record date for the distribution. Based on approximately 337,315,159 shares of Fortive common stock outstanding as of September 15, 2020, and assuming a distribution of 80.1% of Vontier’s common stock and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), Vontier expects that a total of approximately 134,926,064 shares of Vontier common stock will be distributed to Fortive’s stockholders and approximately 33,520,957 shares of Vontier common stock will continue to be owned by Fortive. For additional information on the distribution, please refer to the section entitled “The Separation and Distribution.”

Will Vontier issue fractional shares of its common stock in the distribution?

No. We will not issue fractional shares of our common stock in the distribution. Fractional shares that Fortive stockholders would otherwise have been entitled to receive will be aggregated into whole shares and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described in the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

What are the conditions to the distribution?

The distribution is subject to final approval by the board of directors of Fortive, as well as a number of other conditions, including, among others:

•  the transfer of assets and liabilities to us in accordance with the separation agreement will have been completed, other than assets and liabilities intended to transfer after the distribution;

•  Fortive will have received an opinion of Skadden, Arps, Slate, Meagher and Flom LLP, tax counsel to Fortive, regarding the qualification of the distribution, together with certain related transactions, as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”);

•  the making of a cash distribution of approximately $1.6 billion (the “Cash Distribution”) from Vontier to Fortive as partial consideration for the contribution of assets to Fortive by Vontier in connection with the separation, and the determination by Fortive in its sole discretion that following the separation, Fortive will have no further liability or obligation whatsoever with respect to any of the financing arrangements that Vontier will be entering into in connection with the separation;

•  the U.S. Securities and Exchange Commission (the “SEC”) will have declared effective the registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC and this information statement will have been mailed to Fortive stockholders;

•  all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental authority;

•  the agreements relating to the separation will have been duly executed and delivered by the parties;

•  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•  the shares of our common stock to be distributed will have been accepted for listing on the NYSE, subject to official notice of distribution;

•  the financing described under the section entitled “Description of Certain Indebtedness” will have been completed; and

•  no other event or development will have occurred or exist that, in the judgment of Fortive’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

Fortive and Vontier cannot assure you that any or all of these conditions will be met. In addition, Fortive can decline at any time to go forward with the separation and distribution. For a complete discussion of all of the conditions to the distribution, please refer to the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation and distribution?

The completion and timing of the separation and distribution are dependent upon a number of conditions. It is expected that the shares of Vontier common stock will be distributed by Fortive at 12:01 a.m., Eastern time, on October 9, 2020 to the holders of record of shares of Fortive common stock at the close of business on September 25, 2020, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or that all conditions to the distribution will be met.

Can Fortive decide to cancel the distribution of Vontier common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. Please refer to the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Fortive has the right to terminate, modify or abandon the distribution, even if all of the conditions are satisfied.

What if I want to sell my Fortive common stock or my Vontier common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor.

v

What is “regular-way” and “ex-distribution” trading of Fortive stock?

Beginning on or shortly before the record date for the distribution and continuing up to and through the distribution date, it is expected that there will be two markets in Fortive common stock: a “regular-way” market and an “ex-distribution” market. Shares of Fortive common stock that trade in the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution.

If you decide to sell any shares of Fortive common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Fortive common stock with or without your entitlement to our common stock pursuant to the distribution.

Where will I be able to trade shares of Vontier common stock?

We intend to apply to list our common stock on the NYSE under the symbol “VNT.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date for the distribution and will continue up to the distribution date and that “regular-way” trading in our common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What will happen to the listing of Fortive common stock?	Fortive common stock will continue to trade on the NYSE after the distribution under the symbol “FTV.”

Will the number of shares of Fortive common stock that I own change as a result of the distribution?	No. The number of shares of Fortive common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Fortive shares?

Yes. As a result of the distribution, Fortive expects the trading price of shares of Fortive common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the Industrial Technologies business held by us. There can be no assurance that the aggregate market value of the Fortive common stock and our common stock following the separation will be higher or lower than the market value of Fortive common stock if the separation did not occur. This means, for example, that the combined trading prices of one share of Fortive common stock and two-fifths of a share of our common stock after the distribution (representing the number of shares of our common stock to be received per every one share of Fortive common stock in the distribution) may be equal to, greater than or less than the trading price of one share of Fortive common stock before the distribution.

What are the U.S. federal income tax consequences of the separation and the distribution?

Assuming that the distribution, together with certain related transactions, qualifies as a transaction that is tax-free to Fortive and Fortive’s stockholders, for U.S. federal income tax purposes, under Sections 368(a)(1)(D) and 355 of the Code, Fortive stockholders will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to any cash received in lieu of fractional shares) and will not include any amount in their income, for U.S. federal income tax purposes, upon the receipt of shares of our common stock pursuant to the distribution.

Please refer to the section entitled “U.S. Federal Income Tax Consequences of the Distribution” for further information regarding the potential U.S. federal income tax consequences to Fortive stockholders of the distribution, together with certain related transactions. You should consult your tax advisor as to the particular tax consequences of the separation and distribution to you.

How will I determine my tax basis in the shares I receive in the distribution?

Assuming that the distribution is tax-free to Fortive stockholders, except for cash received in lieu of fractional shares, for U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Fortive and the new Vontier common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal the aggregate basis in the shares of Fortive common stock held by you immediately before the distribution, allocated between your Fortive common stock and the Vontier common stock (including any fractional share interest in our common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.

You should consult your tax advisor about the particular consequences of the separation and distribution to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

What will Vontier’s relationship be with Fortive following the separation?

We expect to enter into a separation agreement with Fortive to effect the separation and provide a framework for our relationship with Fortive after the separation and will enter into certain other agreements, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, a Fortive Business System (“FBS”) license agreement and a stockholder’s and registration rights agreement. These agreements will govern the separation between us and Fortive of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Fortive and its subsidiaries attributable to periods prior to, at and after our separation from Fortive and will govern certain relationships between us and Fortive after the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

How will Fortive vote any shares of Vontier common stock it retains?

Fortive is expected to agree to vote any shares of common stock that it retains in proportion to the votes cast by Vontier’s other stockholders and is expected to grant Vontier a proxy with respect to such retained shares. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions.”

What does Fortive intend to do with any shares of Vontier common stock it retains?

Fortive plans to dispose of all of the Vontier common stock that it retains after the distribution, including through one or more subsequent exchanges of Vontier common stock for Fortive debt held by one or more investment banks and/or through distributions of Vontier common stock to Fortive stockholders as dividends or in exchange for outstanding shares of Fortive common stock, within the 12-month period following the distribution. Any shares not disposed of Fortive during such 12-month period will be sold or otherwise disposed of by Fortive consistent with the business reasons for the retention, but in no event later than five years after the distribution.

Who will manage Vontier after the separation?

Vontier benefits from having in place a management team with an extensive background in the Industrial Technologies business. Led by Mark Morelli, Vontier’s Chief Executive Officer, and David Naemura, Vontier’s Chief Financial Officer, Vontier’s management team possesses deep knowledge of, and extensive experience in, its industry. For more information regarding Vontier’s management, please refer to the section entitled “Management.”

Are there risks associated with owning Vontier common stock?

Yes. Ownership of our common stock is subject to both general and specific risks, including those relating to our businesses, the industries in which we operate, our ongoing contractual relationships with Fortive after the separation, and our status as a separate, publicly traded company. Ownership of our common stock is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 19. You are encouraged to read that section carefully.

Does Vontier plan to pay dividends?

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock. Please refer to the section entitled “Dividend Policy.”

Will Vontier incur any indebtedness prior to or at the time of the distribution?

Yes. We anticipate having certain indebtedness upon completion of the separation. For more information, please refer to the sections entitled “Description of Certain Indebtedness” and “Risk Factors—Risks Related to Our Business.”

Who will be the distribution agent, transfer agent, registrar and information agent for the Vontier common stock?

The distribution agent, transfer agent and registrar for our common stock will be Computershare. For questions relating to the transfer or mechanics of the distribution, you should contact:

Computershare Trust Company, N.A.

P.O. Box 43010 Providence, RI 02940-3010

United States

888-909-9922

If your shares are held by a bank, broker or other nominee, you may call the information agent for the distribution, Computershare, toll-free at 888-909-9922.

Where can I find more information about Fortive and Vontier?

Before the distribution, if you have any questions relating to Fortive’s business performance, you should contact:

Fortive Corporation

6920 Seaway Blvd.

Everett, WA 98203

Attention: Investor Relations

After the distribution, Vontier stockholders who have any questions relating to our business performance should contact us at:

Vontier Corporation

5420 Wade Park Boulevard, Suite 206

Raleigh, NC 27607

Attention: Investor Relations

We maintain an Internet website at www.vontier.com. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement.

INFORMATION STATEMENT SUMMARY

This summary highlights information included elsewhere in this information statement and does not contain all of the information that may be important to you. You should read this entire information statement carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Condensed Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto (the “Combined Financial Statements”).

Our Company

We are a global industrial technology company that focuses on critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create stockholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which is known as the Vontier Business System (VBS) and is derived from the Fortive Business System (FBS), designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies utilize the Vontier Business System to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating our competitive advantages in the markets we serve.

In the mobility technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands. We market our products and services globally with approximately $500 million of our 2019 sales coming from high-growth markets. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific (with the exception of Japan and Australia). We serve our major markets with local manufacturing, sales and service capabilities that offer tailored solutions for local customers based on their unique needs. With research and development for our mobility technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately

69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology offerings strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as software-as-a-service (“SaaS”) to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of December 31, 2019, our telematics business had deployed solutions in over 480,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We also deliver a broad set of vehicle repair tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,800 franchised mobile distributors. Franchisees purchase vehicle repair tools, equipment and services from us and resell to end customers directly. In 2019, our Matco franchisees served over 140,000 automotive repair shops and over 600,000 technicians. To complement our offering of Matco vehicle repair tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

The chart below illustrates our 2019 sales based on end market and geography.

2019 Sales
By End Market	By Geography

Portfolio Overview
	Mobility Technologies	Diagnostics and Repair Technologies
Overview	• A leading provider of fuel dispensing, point-of-sale and payment systems, environmental compliance, vehicle tracking, fleet management and traffic management solutions and services	• Develops and distributes vehicle repair tools and wheel-service equipment for professional mechanics and technicians

Key Brands

Markets Served	• Retail Fueling • Commercial Fueling • Fleet Management • Smart City Technology	• Vehicle Service and Repair • Automotive Aftermarket

Market Dynamics*	• Size: ~$20.0 billion annually • Annual Growth Rate: Mid-single digits	• Size: ~$7.0 billion annually • Annual Growth Rate: Low-single digits

Sector Growth Drivers	• Environment, safety, security and payment regulation • Larger, more sophisticated fueling networks • Changing regulatory and competitive landscape for fleet managers	• Increasing complexity of vehicle repair • Aging vehicle installed base • Increasing vehicle mileage • Shortage of skilled technicians

Portfolio Overview
	Mobility Technologies	Diagnostics and Repair Technologies
• Driver shortages • Increasing urbanization and congestion

Customers	• Energy companies, fueling stations and convenience store retailers • Fleet operators • Municipalities	• Automotive technicians • National automotive aftermarket retailers • Technical education students • Tire installation and repair shops

*	Estimated market size is based on 2019 industry sales and management estimates

Our History

Our Company was built through a number of acquisitions over the past four decades. The base mobility technologies portfolio originated with Fortive’s acquisition of Veeder-Root in the 1980s. The portfolio was developed through complementary acquisitions to establish a leading provider of solutions for the mobility infrastructure industry. Select acquisitions include Gilbarco in 2002, which established a leading presence in fuel dispensing solutions and convenience store technology and complemented Veeder-Root’s environmental sensor capabilities, and more recently, Orpak Systems in 2017, which added an installed base of approximately 49,000 service stations in, and technology for, high-growth markets to our Gilbarco Veeder-Root customer base. We established global capabilities in GPS tracking and fleet management through acquisitions of Navman Wireless in 2012 and Teletrac in 2013. Similarly, the acquisition of Global Traffic Technologies in 2016, established an entry point into smart city solutions for the mobility technologies market.

Our diagnostics and repair technologies portfolio was formed through the acquisitions of Hennessy Industries and Matco Tools in 1986, which established our leading positions in wheel-service equipment and mobile distribution of automatic tools and diagnostic equipment.

We have made numerous other bolt-on acquisitions and investments to support our growth and continue to enhance and evolve our portfolio, including Red Jacket in 2000, Gasboy in 2003, DOMS in 2005, L&T PDP Division (India) in 2010, Stratema Brazil in 2011, ANGI Energy Systems in 2014 and Midco in 2018 as well as minority investments in Tritium, a technology leader in high speed charging for electric vehicle (EV), in 2018 and Driivz, a global leader in smart EV charging management solutions, in 2020.

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evolution of smart cities, among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for mobility technologies is approximately $20.0 billion in annual sales and is expected to grow mid-single digits in 2020. Based on management’s estimates, the market size for diagnostics and repair technologies is approximately

$7.0 billion in annual sales and is expected to grow low-single digits in 2020. Growth in our industry is driven by a broad array of factors, including global GDP, the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business.

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions.

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers.

•	Increasing regulation regarding enhanced payment security requirements.

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives.

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Increasing need for connected vehicle solutions globally and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions.

•	Growing penetration of electric vehicles is creating emerging opportunities across the mobility infrastructure industry.

Our Competitive Strengths

We believe we have significant competitive strengths driven by our unique culture and our leading global positions across key market segments. Some of our key competitive advantages are:

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Leading Brands in Attractive Markets.    Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

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Global Presence and Reach.    We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

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Investment in EV Technology.    We believe we are well positioned to leverage the growing electric vehicle, or EV, market with our minority investments in Tritium and Driivz. Tritium is a technology leader in high-speed charging for EVs and has a global footprint, with installations in 30 countries, and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc. Driivz is an intelligent cloud-based software platform supporting

EV service providers with operations management, energy optimization, billing and roaming capabilities, as well as driver self-service apps. The Tel Aviv, Israel-based company offers solutions currently used by more than 500,000 drivers and supporting over 130 types of charging stations.

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A Strong Position in Connected and Integrated Workflow Solutions.    With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

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Attractive Margins and Strong Cash Flow Generation.    Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in 2019, to mitigate volatility and cyclicality across our business portfolio and over the past three years, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over the last three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

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Vontier Business System.    Our operating businesses within our business portfolio have leveraged the fundamental Fortive Business System, or FBS, tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our Vontier Business System will improve customer satisfaction and accelerate significant competitive advantage.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

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Build Competitive Advantage Through Innovation That Our Customers Value.    In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

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Leverage and Expand Our Global Business Presence.    Approximately 35% of our sales were generated outside the U.S. in 2019, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We have increased revenues generated in high-growth markets from approximately 14% in 2016 to approximately 18% in 2019, and we expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

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Attract and Retain Talented Employees.    We believe that our team of talented employees, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and employees globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

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Drive Continuous Improvement Through Application of Our Business System.    All of our operations and employees use our business system founded on FBS to drive continuous improvement, measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

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Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio.    We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

The Separation and Distribution

The Separation and Distribution

On September 4, 2019, Fortive announced its intention to separate its Industrial Technologies business from the remainder of its businesses.

It is expected that the Fortive Board of Directors, or a duly authorized committee thereof, will approve the distribution of 80.1% of our issued and outstanding shares of common stock on the basis of two shares of our common stock for every five shares of Fortive common stock held as of the close of business on September 25, 2020, the record date for the distribution. Fortive has received a private letter ruling from the Internal Revenue Service, or the IRS, to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or the Code.

Fortive’s plan to transfer less than all of the Vontier common stock to its stockholders in the distribution is motivated by its desire to establish, in an efficient and non-taxable, cost-effective manner, an appropriate capital structure for each of Fortive and Vontier, including by reducing, directly or indirectly, Fortive’s indebtedness during the 12-month period following the distribution. Fortive intends to dispose of all of the Vontier common stock that it retains after the distribution, including through one or more subsequent exchanges of Vontier common stock for Fortive debt held by one or more investment banks and/or through distributions of Vontier common stock to Fortive stockholders as dividends or in exchange for outstanding shares of Fortive common stock, in each case during the 12-month period following the distribution. To the extent Fortive holds any Vontier common stock at the end of the 12-month period, Fortive will dispose of such stock in one or more transactions (including potentially through secondary transactions) as soon as practical, taking into account market conditions and sound business judgment, but in no event later than five years after the distribution.

Vontier’s Post-Separation Relationship with Fortive

Prior to the completion of the distribution, we will be a wholly-owned subsidiary of Fortive, and all of our outstanding shares of common stock will be owned by Fortive. Following the separation and distribution, we and Fortive will operate separately, each as a public company.

Prior to the completion of the distribution, we will enter into a separation and distribution agreement with Fortive, which is referred to in this information statement as the “separation agreement.” We will also enter into various other agreements to effect the separation and provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an FBS license agreement and a stockholder’s and registration rights agreement. These agreements will provide for the allocation between us and Fortive of Fortive’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and will govern certain relationships between us and Fortive after the separation. In exchange for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to us, we will deliver to Fortive shares of our common stock and a Cash Distribution in the amount of approximately $1.6 billion. For additional information regarding the separation agreement and such other agreements, please refer to sections entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Fortive,” “Certain Relationships and Related Person Transactions” and “The Separation and Distribution Transactions—The Separation.”

Reasons for the Separation

The Fortive board of directors believes that separating its Industrial Technologies business from the remainder of Fortive is in the best interests of Fortive and its stockholders for the following reasons:

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Enhanced Strategic and Management Focus. The separation will allow each company to more effectively pursue its distinct operating priorities and strategies and enable its respective management to focus exclusively on its unique opportunities for long-term growth and profitability;

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More Efficient Allocation of Capital. The separation will permit the Company to concentrate its financial resources solely on its own operations without having to compete with other Fortive businesses for investment capital. This will provide greater flexibility to invest capital in our business in a time and manner appropriate for our distinct strategy and business needs;

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Distinct Investment Identity. The separation will allow investors to separately value each company based on its distinct investment identity. The Company’s businesses differ from Fortive’s other businesses in several respects, such as the market for products and services, manufacturing processes and R&D capabilities. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on its distinct characteristics; and

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Direct Access to Capital Markets. The separation will create an independent equity structure that will afford the Company direct access to the capital markets and facilitate its ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

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Attract and Retain Talent. The separation will permit the Company to attract better talent as a completely separated company. The separation will permit the Company to offer stock-based incentive compensation to its employees and executives that is more closely aligned with the performance of the Company’s business.

The Fortive board of directors also considered the following potentially negative factors in evaluating the separation:

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Loss of Joint Purchasing Power and Increased Costs. As a current part of Fortive, the Industrial Technologies business that will become our business benefits from Fortive’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Fortive obtained prior to the separation. We may also incur costs for certain functions previously performed by Fortive, such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	Disruptions to the Business as a Result of the Separation. The actions required to separate our and Fortive’s respective businesses could disrupt our and Fortive’s operations after the separation.

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Increased Significance of Certain Costs and Liabilities. Certain costs and liabilities that were otherwise less significant to Fortive as a whole will be more significant for us and Fortive, after the separation, as stand-alone companies.

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One-time Costs of the Separation. We (and prior to the separation, Fortive) will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax (including transaction taxes, which will be borne equally by us and Fortive), legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems.

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Inability to Realize Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Fortive; and (iii) following the separation, our businesses will be less diversified than Fortive’s businesses prior to the separation.

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Limitations Placed upon the Company as a result of the Tax Matters Agreement. To preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that adversely affects the distribution, together with certain related transactions, from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our businesses.

While all of the bullets above are considered to be potentially negative factors to us, only the second, third and fourth bullets above are considered to be potentially negative factors to Fortive.

The Fortive board of directors concluded that the potential benefits of the separation outweighed these factors. For more information, please refer to the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

Description of Certain Indebtedness

We intend to enter into certain senior unsecured credit facilities, which we expect will consist of an aggregate principal amount of up to $2.55 billion that will be available through (i) a two-year term loan facility in an initial aggregate principal amount of up to $1.0 billion (the “Two-Year Term Facility”), (ii) a three-year term loan facility in an initial aggregate principal amount of up to $800.0 million (the “Three-Year Term Facility” and, together with the Two-Year Term Facility, the “Term Facilities”) and (iii) a three-year revolving credit facility in an initial aggregate principal amount of $750.0 million (the “Revolving Facility” and, together with the Term Facilities, the “Senior Credit Facilities”). We intend to use the proceeds of the Term Facilities, in part, to fund the Cash Distribution to Fortive as partial consideration for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to us. The Revolving Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes. For more information, please refer to the sections entitled “Description of Certain Indebtedness,” “Risk Factors—Risks Related to Our Business,” and the “Unaudited Pro Forma Combined Condensed Financial Statements”.

Risks Associated with Our Business and the Separation

An investment in our common stock is subject to a number of risks, including risks relating to the separation, the successful implementation of our strategy and the ability to grow our business. The following list of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business

•	The effect of the COVID-19 pandemic on our global operations and the operations of our customers, suppliers, and vendors is having a material adverse impact on our business and results of operations.

•	Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and financial statements.

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Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

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Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

•	Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

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We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

•	Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

•	Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

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Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

•	Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

•	The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

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Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

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Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

•	Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

•	International economic, political, legal, compliance, epidemic and business factors could negatively affect our financial statements.

•	We may be required to recognize impairment charges for our goodwill and other intangible assets.

•	Foreign currency exchange rates may adversely affect our financial statements.

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Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

•	Changes in tax law relating to multinational corporations could adversely affect our tax position.

•	We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

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If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

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Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

•	Significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

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Defects, tampering, unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

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Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

•	Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

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If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

•	Our restructuring actions could have long-term adverse effects on our business.

•	Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

•	Significant developments stemming from the United Kingdom’s referendum on membership in the EU could have an adverse effect on us.

•	If we suffer a loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

•	Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

•	Our ability to attract, develop and retain talented executives and other key employees is critical to our success.

Risks Related to the Separation and Our Relationship with Fortive

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We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

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The unaudited pro forma combined condensed financial statements included in this information statement are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

•	Future sales by Fortive or others of our common stock, or the perception that such sales may occur, could depress our common stock price.

•	We expect that Fortive and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

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Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

•	Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

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In connection with our separation from Fortive, Fortive will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fortive’s ability to satisfy its indemnification obligation will not be impaired in the future.

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If there is a determination that the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying Fortive’s private letter ruling from the IRS or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

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We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

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After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, one of Fortive’s current executive officers is expected to become one of our directors, which may create conflicts of interest or the appearance of conflicts of interest.

•	Fortive may compete with us.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

•	We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Fortive.

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We or Fortive may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

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As of the date of this information statement, we expect to have outstanding indebtedness at the closing of the distribution of approximately $1.8 billion and the ability to incur an additional $750.0 million of indebtedness under a revolving credit agreement that we expect to enter into, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

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We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

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Following the distribution, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.

•	Certain non-U.S. entities or assets that are part of our separation from Fortive may not be transferred to us prior to the distribution or at all.

Risks Related to Shares of Our Common Stock

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We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the stock price of our common stock may fluctuate significantly.

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If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

•	The obligations associated with being a public company will require significant resources and management attention.

•	The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

•	We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

•	Your percentage ownership in us may be diluted in the future.

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Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

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Our amended and restated certificate of incorporation will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our amended and restated certificate of incorporation will further designate the federal district courts of the United States of the America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions could discourage lawsuits against us and our directors, officers, employees and stockholders.

Corporate Information

We were incorporated in Delaware on August 5, 2019 for the purpose of holding Fortive’s Industrial Technologies business in connection with the separation and the distribution. Prior to the separation, which is expected to occur immediately prior to completion of the distribution, we have had no operations. The address of our principal executive offices is 5420 Wade Park Boulevard, Suite 206, Raleigh, NC 27607. Our telephone number is (984) 247-8308.

We maintain an Internet website at www.vontier.com. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement.

Reason for Furnishing This Information Statement

This information statement is being furnished solely to provide information to stockholders of Fortive who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date and neither Fortive nor we will update the information except as required by federal securities laws or in the normal course of their and our respective disclosure obligations and practices.

SUMMARY HISTORICAL AND PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The following summary financial data reflects the combined assets and results of operations of Fortive’s Industrial Technologies segment. We derived the summary historical and pro forma combined condensed statement of earnings data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and combined balance sheet data as of December 31, 2019 and December 31, 2018, as set forth below, from our audited annual combined financial statements, which are included elsewhere in this information statement and from our unaudited combined pro forma financial statements included in the “Unaudited Pro Forma Combined Condensed Financial Statements” section of this information statement. We derived the summary historical and pro forma combined statement of earnings data for the six-month period ended June 26, 2020 and the combined balance sheet data as of June 26, 2020 from our unaudited combined condensed financial statements included elsewhere in this information statement. We have prepared the unaudited combined condensed financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our underlying financial records were derived from the financial records of Fortive for the periods reflected herein. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented.

The summary unaudited pro forma combined condensed financial data presented has been prepared to reflect certain transactions, which are described in “Unaudited Pro Forma Combined Condensed Financial Statements” and are referred to herein as the “Transactions.” The summary unaudited pro forma combined condensed financial data has been derived from our unaudited pro forma combined condensed financial statements included elsewhere in this information statement. The unaudited pro forma combined condensed statement of earnings data presented reflects the financial results as if the Transactions occurred on January 1, 2019, which was the first day of fiscal 2019. The unaudited pro forma combined condensed balance sheet data reflects the financial position as if the Transactions occurred on June 26, 2020, the date of such balance sheet data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The summary unaudited pro forma combined condensed financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position or cash flows.

This summary historical and pro forma combined condensed financial data should be reviewed in combination with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this information statement ($ in millions, except net earnings as a percent of sales and per share data).

	Six Months Ended			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
($ in millions)	June 26, 2020	June 26, 2020	June 28, 2019	2019	2019	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Statement of Earnings Data:
Total Sales	$1,142.9	$1,142.9	$1,314.4	$2,772.1	$2,772.1	$2,665.9	$2,498.2
Total cost of sales	(648.8)	(648.8)	(757.2)	(1,581.3)	(1,581.3)	(1,530.8)	(1,425.4)

Gross profit	494.1	494.1	557.2	1,190.8	1,190.8	1,135.1	1,072.8
Gross profit margin	43.2%	43.2%	42.4%	43.0%	43.0%	42.6%	42.9%
Operating costs:
Selling, general and administrative expenses	(234.9)	(234.9)	(244.6)	(491.3)	(491.3)	(499.3)	(445.8)
Research and development expenses	(62.1)	(62.1)	(67.2)	(136.4)	(136.4)	(136.2)	(126.2)
Impairment of goodwill	(85.3)	(85.3)	—	—	—	—	—

Operating profit	111.8	111.8	245.4	563.1	563.1	499.6	500.8
Nonoperating income (expense), net	(20.5)	(0.9)	1.8	(42.1)	2.7	7.7	23.1

Earnings before income taxes	91.3	110.9	247.2	521.0	565.8	507.3	523.9
Income taxes	(42.0)	(46.7)	(57.9)	(118.5)	(129.3)	(121.8)	(150.6)

Net earnings	$49.3	$64.2	$189.3	$402.5	$436.5	$385.5	$373.3

Net earnings as a percent of sales	4.3%	5.6%	14.4%	14.5%	15.7%	14.5%	14.9%
Net earnings per share:
Basic	$0.29			$2.40
Diluted	$0.29			$2.37
Weighted average shares outstanding:
Basic	168.3			167.7
Diluted	169.7			169.8
Summary Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities		$234.7	$173.4		$545.2	$421.0	$363.8
Investing activities		(23.2)	(16.4)		(40.3)	(122.6)	(258.3)
Financing activities		(209.9)	(157.4)		(499.8)	(290.5)	(114.8)
Capital expenditures		(14.0)	(16.4)		(38.0)	(42.4)	(68.4)
Other Data (Non-GAAP)(a):
Adjusted EBITDA	$236.4	$236.4	$286.0	$651.5	$651.5	$588.6	$568.7
Free Cash Flow		220.7	157.0		507.2	378.6	295.4

(a)	Refer to reconciliations included elsewhere in this information statement.

	As of June 26, 2020		As of December 31,
	Pro forma	Historical	Historical
			2019	2018
($ in millions)	(unaudited)	(unaudited)
Balance Sheet Data:
Current assets	$916.5	$716.5	$825.2	$861.6
Current liabilities	607.0	607.0	667.5	693.5
Property and equipment, net	94.3	94.3	101.9	180.6
Total assets	2,765.6	2,565.6	2,828.9	2,988.8
Long-term debt	1,792.0	—	24.6	222.5
Total liabilities	2,695.0	903.0	1,012.8	1,195.9
Total equity	70.6	1,662.6	1,816.1	1,792.9

Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures that we use to measure the performance of our business. The tables below reconcile these non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.

Adjusted EBITDA

•

We define Adjusted EBITDA as GAAP Net earnings adjusted to exclude net interest income, income taxes, depreciation and amortization, accruals for significant legal matters, restructuring costs and asset impairments, a gain on acquisition, and earnings attributable to noncontrolling interests.

•

The table below is a reconciliation of GAAP Net earnings to Adjusted EBITDA for the unaudited six-month periods ended June 26, 2020 and June 28, 2019, the years ended December 31, 2019, 2018 and 2017, for the unaudited pro forma six months ended June 26, 2020, and for the unaudited pro forma year ended December 31, 2019.

	Six Months Ended			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	June 26, 2020	June 26, 2020	June 28, 2019	2019	2019	2018	2017
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reported Net Earnings (GAAP)	$49.3	$64.2	$189.3	$402.5	$436.5	$385.5	$373.3
Interest (income) expense, net	20.2	0.6	(2.2)	41.5	(3.3)	(8.4)	(8.4)
Income taxes	42.0	46.7	57.9	118.5	129.3	121.8	150.6
Depreciation	24.4	24.4	25.1	52.7	52.7	55.8	41.3
Amortization	14.5	14.5	16.2	31.8	31.8	30.6	24.8

EBITDA (Non-GAAP)	$150.4	$150.4	$286.3	$647.0	$647.0	$585.3	$581.6
Accruals for significant legal matters	—	—	—	—	—	—	(2.6)
Restructuring costs and asset impairments(a)	85.4	85.4	0.1	6.2	6.2	2.5	5.8
Loss (gain) from acquisition and divestiture(b)	—	—	—	0.1	0.1	—	(15.3)
Earnings attributable to noncontrolling interest	0.6	0.6	(0.4)	(1.8)	(1.8)	0.8	(0.8)

Adjusted EBITDA (Non-GAAP)	$236.4	$236.4	$286.0	$651.5	$651.5	$588.6	$568.7

(a)

The nature of the restructuring and related activities initiated in 2019, 2018 and 2017 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. For additional information, see Note 13 to the accompanying audited combined financial statements.

The restructuring and other related charges incurred during 2019 were cash charges. The restructuring and other related charges incurred during 2018 include cash charges of $2.0 million and non-cash charges of $0.5 million. The restructuring and other related charges incurred during 2017 include cash charges of $3.6 million and $2.2 million of non-cash charges. For additional information, see Note 13 to the accompanying audited combined financial statements.

During the six-month period ended June 26, 2020 a non-cash goodwill impairment charge of $85.3 million was recorded for our Telematics reporting unit and we incurred $0.1 million of other immaterial cash restructuring charges.

(b)

In 2017, we acquired the remaining noncontrolling interest associated with Orpak Systems Limited. We recorded a gain of $15.3 million on the acquisition. In 2019, we sold certain parts of our ACIS business and recognized a loss on the transactions of $0.1 million. For additional information, see Note 3 to the accompanying audited combined financial statements.

Free Cash Flow

•	We define Free Cash Flow as net cash provided by operating activities less payments for additions to property, plant and equipment (“capital expenditures”).

•

The table below is a reconciliation of GAAP Net cash provided by operating activities to Free Cash Flow for the six-month periods ended June 26, 2020 and June 28, 2019 and years ended December 31, 2019, 2018 and 2017:

	Six Months Ended		Year Ended December 31,
	Historical		Historical
($ in millions)	June 26, 2020	June 28, 2019	2019	2018	2017
	(unaudited)	(unaudited)
Net cash provided by operating activities (GAAP)	$234.7	$173.4	$545.2	$421.0	$363.8
Less: payments for additions to property, plant & equipment (capital expenditures) (GAAP)	(14.0)	(16.4)	(38.0)	(42.4)	(68.4)

Free Cash Flow (Non-GAAP)	$220.7	$157.0	$507.2	$378.6	$295.4

Statement Regarding Non-GAAP Measures

Each of the non-GAAP measures set forth above should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management believes that these measures provide useful information to investors by offering additional ways of viewing our results that, when reconciled to the corresponding GAAP measure, help our investors to:

•	with respect to Adjusted EBITDA, understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers; and

•

with respect to Free Cash Flow (the “FCF Measure”), understand our ability to generate cash without external financings, strengthen our balance sheet, invest in our business and grow our business through acquisitions and other strategic opportunities (although a limitation of Free Cash Flow is that it does not take into account any debt service requirements or other non-discretionary expenditures, and as a result the entire free cash flow amount is not necessarily available for discretionary expenditures).

Management also uses these non-GAAP measures to measure our operating and financial performance.

The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons:

•	With respect to Adjusted EBITDA:

•

We exclude the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions we consummate. While we have a history of significant acquisition activity we do not acquire businesses on a predictable cycle, and the amount of an acquisition’s purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between our newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. We believe, however, it is important for investors to understand that such intangible assets contribute to revenue generation, and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.

•

We exclude costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans) from the ongoing productivity improvements that result from application of the Vontier Business System. Because these restructuring plans are incremental to the core activities that arise in the ordinary course of our business and we believe they are not indicative of our ongoing operating costs in a given period, we exclude these costs from the calculation of Adjusted EBITDA to facilitate a more consistent comparison of operating results over time.

•

With respect to the other items excluded from Adjusted EBITDA, we exclude these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to our commercial performance during the period and/or we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult.

•

With respect to the FCF Measure, we exclude payments for additions to property, plant and equipment to demonstrate the amount of operating cash flow for the period that remains after accounting for our capital expenditure requirements.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Our Business

The effect of the COVID-19 pandemic on our global operations and the operations of our customers, suppliers, and vendors is having a material adverse impact on our business and results of operations.

Our global operations expose us broadly to the COVID-19 pandemic, which continues to spread worldwide. In particular, continued efforts to mitigate the spread of the virus have caused us, our suppliers, and customers to reduce commercial activities and utilization of facilities and manufacturing sites, resulting in reduction in demand for our products and services, our ability to source required materials and components, and our ability to manufacture, sell, and service our products. In addition, implementation of measures to help control the spread of the virus, including internal work-from-home policies to protect the health of our employees and community, “shelter in place” and “stay at home” orders, travel restrictions, school closures, social distancing measures and re-opening restrictions have negatively impacted our collaboration efforts with our global colleagues, customers, vendors, and service providers, and our ability to retain our workforce without implementing targeted furloughs, and have increased the risk and cost of protecting against cyber-attacks. Shelter-in-place orders from state and local government and similar government orders and restrictions to control the spread of COVID-19 have materially and adversely impacted our ability, and the ability of our franchisees, to make in-person sales and service visits to customers. In addition, such shelter-in-place orders and social distancing measures have significantly reduced overall driving and vehicle utilization in almost every jurisdiction, resulting in reduced demand for our products. Furthermore, the volatility and disruption in the capital markets from the COVID-19 pandemic and its impact on the global economy has adversely effected the cost of, and access to, capital and the timing of the proposed separation. While we continue to implement global and local response teams, incremental cost reduction efforts, and business continuity efforts internally and with our customers, suppliers, and vendors, the duration and extent of the operational and financial impact of the COVID-19 pandemic remains highly uncertain.

The degree to which COVID-19 impacts us going forward will depend on future developments that are highly uncertain and therefore cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, or the actions taken to contain the spread and impact of COVID-19, and how quickly and to what extent normal economic, market, and operating conditions resume. Even after the COVID-19 pandemic has subsided as a public health matter, we may experience material adverse impacts to our business as a result of its adverse impact on the global economy and consumer confidence.

Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and financial statements.

Our business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, changes in global trade policies, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, natural disasters, terrorist attacks, and other challenges that affect the global economy adversely affect us and our distributors, customers and suppliers, including having the effect of:

•

reducing demand for our products, software and services, limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets;

•	supply interruptions, which could disrupt our ability to produce our products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;

•

increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and

•	increasing the risk of credit defaults under the extensions of credit that we provide in connection with our diagnostics and repair technologies operations.

In addition, adverse general economic conditions may lead to instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility. If we are unable to access capital and credit markets on terms that are acceptable to us or our lenders are unable to provide financing in accordance with their contractual obligations, we may not be able to make certain investments or acquisitions or fully execute our business plans and strategies. Furthermore, our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets, if there is instability in global capital and credit markets, or if improvements in the global economy do not benefit the markets we serve, our business and financial statements could be adversely affected.

Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

Changes, potential changes or uncertainties in U.S. social, political, regulatory and economic conditions, including as a result of laws and policies governing foreign trade, the health care system, manufacturing, and development and investment in the territories and countries where we or our customers operate, stemming from the U.S. administration, could adversely affect our business and financial statements. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant, additional tariff increases and called for substantial changes to trade agreements. In particular, trade tensions between the United States and China have been escalating in recent months. China accounted for approximately 3% of our sales in 2019. These factors have adversely affected, and in the future could further adversely affect, our operating results and our business.

Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

We compete in markets in which we and our customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, fuel economy standards, the environment and electronic communications, employment and franchising regulations and market standardizations, such as the Europay, MasterCard and Visa (“EMV”) global standard. We develop, configure and market our products, services and business model to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application or enforcement thereof) could reduce or delay demand for our products and services, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products and services, or could otherwise adversely impact our business model. Furthermore, as our customer base as a whole progresses or completes the implementation of such regulations or standards, including EMV, the incremental demand generated by the initial adoption thereof will abate and our revenue will decline incrementally as demand drops, which may have an adverse impact on our financial results. In addition, in certain of our markets our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand. In addition, regulatory deadlines or industry standard implementation timelines may result in substantially different levels of demand for our products and services from period to period. Moreover, there is a growing political and scientific belief that emissions of greenhouse gases alter the composition of the global atmosphere in ways that are affecting the global climate. New regulations could result in product standard requirements and could adversely impact the cost, production, sales and financial performance of our operations.

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial statements. Certain of our businesses operate in industries that may experience periodic, cyclical downturns. In addition, in certain of our businesses, demand depends on customers’ capital spending budgets, and product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Many of our businesses operate in industries that are intensely competitive and have been subject to consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors. See “Business—Competition.” In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new or enhanced products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

We generally sell our products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to:

•

correctly identify customer needs and preferences and predict future needs and preferences, including from new developments and innovation related to, among other things, electric vehicles and autonomous vehicles;

•	allocate our research and development funding to products and services with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and services and technological innovations;

•	differentiate our offerings from our competitors’ offerings and avoid commoditization;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;

•	obtain adequate intellectual property rights with respect to key technologies before our competitors do;

•

successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

•	stimulate customer demand for and convince customers to adopt new technologies.

In particular, the transportation industry has experienced an incremental increase in the development, adoption and use of alternative power systems, including fuel cells, plug-in hybrids, and electric cars. Although the current adoption rate of alternative power systems in the transportation industry is not anticipated to materially impact the internal combustion based global car parc in the near future, continued increase in the adoption of alternative power systems over an extended number of years may alter the nature of the global car parc in such a manner as to reduce the demand for petroleum fuel and, correspondingly, demand for our retail and commercial petroleum products, including our fuel dispenser systems, petroleum monitoring systems, and electronic payment technologies for retail petroleum stations. In addition, technological advances in alternative power systems may reduce the frequency of required maintenance for vehicles, resulting in lower demand for our vehicle repair tools.

Furthermore, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect our profitability. Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable for violations committed by companies we invest in or acquire. We rely on our suppliers to adhere to our supplier standards of conduct, material violations of such standards of conduct could occur that could have a material effect on our financial statements.

Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

Our ability to grow sales, earnings and cash flow at or above our historical rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investments may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments.

Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course, some of which may be material; please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional details. These acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

•

any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

•

we may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

•

acquisitions, investments, joint ventures or strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

•	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

•

acquisitions, investments, joint ventures or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

•	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

•	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship;

•

we may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;

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in connection with acquisitions and joint ventures, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;

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in connection with acquisitions and investments, we have recorded significant goodwill and other intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may be required to incur impairment charges; and

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we may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the acquired company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact our business and financial statements. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets we or our predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue.

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take-back programs. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. In addition, some of our operations require the controlled use of hazardous or energetic materials in the development, manufacturing or servicing of our products. We cannot assure you that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) has been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our financial statements. Moreover, any accident that results in significant personal injury or property damage, whether occurring during development, manufacturing, servicing, use, or storage of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage, harm to our reputation, and reduction in morale among our employees, any of which may adversely and materially affect our results of operations. For example, some of our existing or legacy businesses have in the past been, and in the future may be, the subject of suits brought by plaintiffs asserting that they have contracted or may contract either mesothelioma or another asbestos-related condition in connection with exposure to or use of products previously made or sold by such businesses. See Note 15 to our audited Combined Financial Statements included elsewhere in this information statement for more information.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 15 to the audited Combined Financial Statements included in this information statement. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

In addition to the environmental, health, safety, anticorruption, data privacy and other regulations noted elsewhere in this information statement, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including the following:

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we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory;

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we also have agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities (approximately $8 million of our 2019 sales were made to the U.S. federal government). The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities may be subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. In certain cases, a governmental entity may require us to pay back amounts it has paid to us. Government contracts that have been awarded to us following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are also subject to investigation and audit for compliance with the requirements governing government contracts;

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we are also required to comply with increasingly complex and changing data privacy regulations in multiple jurisdictions that regulate the collection, use, protection and transfer of personal data, including the transfer of personal data between or among countries. Many of these foreign data privacy regulations (including the General Data Protection Regulation effective in the European Union in May 2018) are more stringent than those in the U.S. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market and/or adversely affect our business and financial position;

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we are also required to comply with complex and evolving state, U.S. and foreign laws regarding the distribution of our products and services, including franchise laws and regulations. These rules are subject to change due to new or amended legislation or regulations, administrative or judicial interpretation or government enforcement policies. Any such change could adversely impact our current distribution and franchising business models and result in a decrease in sales or expose us to other significant costs affecting our business and financial position; and

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we are also required to comply with ever changing labor and employment laws and regulations in multiple jurisdictions. For example, the California legislature’s recent passage of Assembly Bill 5, which codifies a new test for determining employee or independent contractor status in California, could potentially be interpreted to impact the treatment of franchisees in our diagnostics and repair technologies business in California. In addition, it is possible that other jurisdictions may enact similar laws. As a result of the recency of the enactment of Assembly Bill 5, the lack of clear guidance from regulatory authorities and the courts on the application of Assembly Bill 5, and the possibility that other jurisdictions may enact similar laws, there is significant uncertainty regarding what the worker classification regulatory landscape will look like in future years. If regulatory authorities or courts were to determine that our franchisees are not independent contractors, we may be required to withhold and pay certain taxes in respect of such franchisees, may be liable for unpaid past taxes, unpaid wages and potential penalties, and may be subject to wage and hour laws and requirements (such as those pertaining to minimum wage and overtime), claims for employee benefits, social security contributions, and workers’ compensation and unemployment insurance, which could have an adverse effect on our business and financial position.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. We, our representatives and the industries in which we operate may at times be under review and/or investigation by regulatory authorities. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses or modify our business model or impair our flexibility in modifying product, marketing, pricing or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export and sell products and services, result in loss of customers and disbarment from selling to certain federal agencies and cause us to incur significant legal and investigatory fees. For additional information regarding these risks, please refer to the section entitled “Business—Regulatory Matters.”

International economic, political, legal, compliance, epidemic and business factors could negatively affect our financial statements.

In 2019, 35% of our sales were derived from customers outside the U.S. In addition, many of our manufacturing operations, suppliers and employees are located outside the U.S. Since our growth strategy depends in part on our ability to further penetrate markets outside the U.S. and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in the high-growth markets. Our international business (and particularly our business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to us and finished goods to our customers;

•	differences in terms of sale, including payment terms;

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, including changes in relationship with the U.S.;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including changes in tax laws;

•	capital controls and limitations on ownership and on repatriation of earnings and cash;

•	epidemics, such as the coronavirus outbreak, that adversely impact travel, production or demand;

•	the potential for nationalization of enterprises;

•	limitations on legal rights and our ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	difficulties in implementing restructuring actions on a timely or comprehensive basis;

•	differing protection of intellectual property; and

•	greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals.

Any of these risks could negatively affect our financial statements, business, growth rate, competitive position, results of operations and financial condition.

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of June 26, 2020, the net carrying value of our goodwill and other intangible assets totaled approximately $1.3 billion. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. During the six-month period ended June 26, 2020, in connection with our updated forecast for our Telematics business that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, management determined the change in forecast indicated the related carrying value of goodwill may not be recoverable and performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020. This analysis resulted in an impairment of $85.3 million. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets in the future. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses may invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are subject to income and transaction taxes in the U.S. and in numerous non-U.S. jurisdictions. On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA significantly revised the U.S. federal corporate income tax law by, among other things, lowering the corporate income tax rate to 21%, implementing a quasi-territorial tax system, and imposing a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries (“Transition Tax”). The U.S. Treasury Department and IRS continue to issue regulations with respect to implementing the TCJA and further regulations are expected to be issued.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the TCJA), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of our effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected; please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of additional factors that may adversely affect our effective tax rate and decrease our profitability in any period. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

In addition, the amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. Due to the potential for changes to tax laws (or changes to the interpretation thereof) and the ambiguity of tax laws, the subjectivity of factual interpretations, the complexity of our intercompany arrangements and other factors, our estimates of income tax liabilities may differ from actual payments or assessments. If these audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. If we decide to repatriate earnings from foreign jurisdictions that have been considered permanently re-invested under existing accounting standards, it could also increase our effective tax rate.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

The U.S. Congress, government agencies in non-U.S. jurisdictions where we and our affiliates do business, and the Organisation for Economic Co-operation and Development (“OECD”) have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting. The OECD has also issued other significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes, and has announced additional guidance that will be forthcoming in 2020. As a result, the tax laws in the United States and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, franchising and product distribution, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory investigations or enforcement. For example, we recognize liabilities in connection with numerous asbestos related claims. See Note 15 to our audited Combined Financial Statements included elsewhere in this information statement for more information. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in these lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets that we were previously unable to estimate or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could adversely impact our business, including our competitive position, and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation. Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand our products at substantial cost, any of which could adversely impact our competitive position and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our business and financial statements.

Significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties and some of which are managed on a decentralized, independent basis by our operating companies, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. These systems may be damaged, disrupted or shut down due to attacks by computer hackers, nation states, cyber-criminals, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. In addition, security breaches of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Like many multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect to be subject to similar incidents in the future as such attacks become more sophisticated and frequent. Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, damage customer and business partner relationships and our reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect our business and financial statements.

Defects, tampering, unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

Manufacturing or design defects impacting safety, cybersecurity or quality issues (or the perception of such issues) for our products and services can lead to personal injury, death, property damage, data loss or other damages. These events could lead to recalls or safety or other public alerts, result in product or service downtime or the temporary or permanent removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, downtime, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services.

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Certain of our businesses sell a significant amount of their products to key distributors and other channel partners that have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors’ products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of our served industries could adversely impact our profitability.

Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

As further discussed in the section entitled “Business—Materials,” our manufacturing and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers and the terms of certain contracts we are party to, if commodity prices rise we may be unable to pass along cost increases through higher prices. If we are unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, we could experience lower margins and profitability and our financial statements could be adversely affected.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, contractual commitment, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our profitability.

Our restructuring actions could have long-term adverse effects on our business.

In recent years, we have implemented multiple, significant restructuring activities across our businesses to adjust our cost structure, and we may engage in similar restructuring activities in the future. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could adversely impact our business and financial statements.

Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

Certain of our U.S. and non-U.S. employees are subject to collective labor arrangements. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our financial statements and business, including our productivity and reputation.

Significant developments stemming from the United Kingdom’s referendum on membership in the EU could have an adverse effect on us.

In a referendum on June 23, 2016, voters in the United Kingdom (the “UK”) voted for the UK to exit the EU (referred to as Brexit). In March 2017, the government of the UK formally initiated the process for withdrawal. Negotiations have commenced to determine the future terms of the UK relationship with the EU, including, among other things, the terms of trade between the UK and the EU. In January 2020, the withdrawal agreement negotiated by and between the UK prime minister and the EU was ratified by the UK parliament and the EU parliament such that on January 31, 2020, Brexit formally occurred. Under the withdrawal agreement, a “transition period” will come into force for eleven months, from February 1, 2020 until December 31, 2020. If a UK-EU trade deal is not agreed by the end of 2020, the UK’s trade with the EU and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Although the withdrawal agreement ensured that a “hard Brexit” was avoided on January 31, 2020, there is no certainty that a similar effect will be avoided at the end of 2020. This referendum has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations.

The effects of Brexit will depend on many factors, including any agreements that the UK makes to retain access to EU markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. In a “hard Brexit” scenario, there could be increased costs from re-imposition of tariffs on trade between the UK and EU, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods. In addition, trade and investment between the UK, the EU, the United States and other countries may be impacted by the fact that the UK currently operates under the EU’s tax treaties. The UK will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. Depending on the terms of Brexit, we could become subject to tariffs and regulatory restrictions that could increase the costs and time related to doing business in the UK. Additionally, Brexit could result in the UK or the European Union significantly altering its regulations affecting the clearance or approval of our products that are developed or manufactured in the UK. Any new regulations could add time and expense to the conduct of our business, as well as the process by which our products receive regulatory approval in the UK, the EU and elsewhere. Any of these factors could adversely affect customer demand, our relationships with customers and suppliers, which in turn, can have a material adverse effect on our business, financial condition and results of operations and reduce the price of our common stock. We have no manufacturing facilities in the UK, and for the year ended December 31, 2019, less than 3% of our sales were derived from customers located in the UK; however, the impact of Brexit could also impact our sales outside the UK.

If we suffer a loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

The performance of the financial markets and interest rates impact our defined benefit pension plan expenses and funding obligations. Significant changes in market interest rates, decreases in the fair value of plan assets, investment losses on plan assets and changes in discount rates may increase our funding obligations and adversely impact our financial statements. In addition, upward pressure on the cost of providing health care coverage to current employees and retirees may increase our future funding obligations and adversely affect our financial statements.

Our ability to attract, develop and retain talented executives and other key employees is critical to our success.

Our future performance is dependent upon our ability to attract, motivate and retain executives and other key employees. The loss of services of executives and other key employees or the failure to attract, motivate and develop talented new executives or other key employees could prevent us from successfully implementing and executing business strategies, and therefore adversely affect our financial statements. Our success also depends on our ability to attract, develop and retain a talented employee base. Certain employees could leave us given uncertainties relating to the separation, resulting in the inability to operate our business with employees possessing the appropriate expertise, which could have an adverse effect on our performance.

Risks Related to the Separation and Our Relationship with Fortive

We have no history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this information statement refers to our businesses as operated by and integrated with Fortive. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Fortive. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

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prior to the separation, our businesses have been operated by Fortive as part of its broader corporate organization, rather than as a separate, publicly traded company. Fortive or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Fortive for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate publicly-traded company. Following the separation, our cost related to such functions previously performed by Fortive may therefore increase;

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currently, our businesses are integrated with the other businesses of Fortive. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we will enter into transition agreements with Fortive, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Fortive and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the separation;

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generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Fortive. Following the completion of the separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;

•	after the completion of the separation, the cost of capital for our businesses may be higher than Fortive’s cost of capital prior to the separation; and

•	our historical financial information does not reflect the debt or the associated interest expense that we are expected to incur as part of the separation and distribution.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Fortive. For additional information about the past financial performance of our businesses and the basis of presentation of the historical Combined Financial Statements and the unaudited pro forma combined condensed financial statements of our businesses, please refer to the sections entitled “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data,” Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited Combined Financial Statements and accompanying notes included elsewhere in this information statement.

As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

There is a risk that, by separating from Fortive, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Fortive organizational structure. As part of Fortive, we have been able to enjoy certain benefits from Fortive’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Fortive’s other businesses. As a separate, publicly traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.

The unaudited pro forma combined condensed financial statements included in this information statement are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma combined condensed financial statements included in this information statement are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

Future sales by Fortive or others of our common stock, or the perception that such sales may occur, could depress our common stock price.

Immediately following the distribution, Fortive will own 19.9% of the economic interest and voting power of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the “Securities Act”), for so long as Fortive is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission, or SEC. We are unable to predict with certainty whether or when Fortive will sell a substantial number of shares of our common stock following the distribution. Sale by Fortive or others of a substantial number of shares after the distribution, or a perception that such sales could occur, could significantly reduce the market price of our common stock. Upon completion of the distribution, except as otherwise described herein, all shares of our common stock that are being distributed hereby will be freely tradable without restriction, assuming they are not held by our affiliates.

Immediately following the distribution, we intend to file a registration statement on Form S-8 registering under the Securities Act the shares of our common stock reserved for issuance under our 2020 Stock Incentive Plan. If equity securities granted under our 2020 Stock Incentive Plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

We expect that Fortive and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Fortive and its directors and officers will have no obligation to refrain from engaging in the same or similar business activities or lines of business as we do or doing business with any of our clients or consumers. As such, neither Fortive nor any officer or director of Fortive will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Fortive under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. Please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—The Separation Agreement—Release of Claims and Indemnification.”

In connection with our separation from Fortive, Fortive will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fortive’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Fortive, Fortive will agree to indemnify us for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Fortive has agreed to retain, and there can be no assurance that the indemnity from Fortive will be sufficient to protect us against the full amount of such liabilities, or that Fortive will be able to fully satisfy its indemnification obligations. In addition, Fortive’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Fortive’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Fortive or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

If there is a determination that the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying Fortive’s private letter ruling from the IRS or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

Fortive has received a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Fortive’s completion of the distribution is conditioned on, among other things, the receipt of an opinion of tax counsel, to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of tax counsel and the private letter ruling would rely on certain facts, assumptions, representations and undertakings from Fortive and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Fortive and its stockholders may not be able to rely on the private letter ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling or opinion of tax counsel, the IRS could determine on audit that the distribution or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Fortive or us after the distribution. If the distribution or any of certain related transactions is determined to be taxable for U.S. federal income tax purposes, Fortive and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities. For a discussion of the tax consequences of the distribution, together with certain related transactions, please refer to the section entitled “U.S. Federal Income Tax Consequences of the Distribution.”

In addition, under the tax matters agreement between Fortive and us, we will generally be required to indemnify Fortive against taxes incurred by Fortive that arise as a result of a breach of a representation made by us, or as a result of us taking or failing to take, as the case may be, certain actions, including in each case those provided in connection with the private letter ruling from the IRS or opinion of tax counsel, that result in the distribution, together with certain related transactions, failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. For a discussion of the tax matters agreement, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.”

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

To preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that prevents the distribution, together with certain related transactions, from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, as described in the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution,” we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the tax matters agreement, we may be required to indemnify Fortive against any such tax liabilities as a result of the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce our strategic and operating flexibility. For more information, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.”

After the distribution, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, one of Fortive’s current executive officers is expected to become one of our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Fortive, certain of our executive officers and directors own equity interests in Fortive. Continuing ownership of shares of Fortive common stock and equity awards could create, or appear to create, potential conflicts of interest if we and Fortive face decisions that could have implications for both Fortive and us, after the separation. In addition, one of Fortive’s current executive officers is expected to become one of our directors, and this could create, or appear to create, potential conflicts of interest when we and Fortive encounter opportunities or face decisions that could have implications for both companies following the separation or in connection with the allocation of such director’s time between Fortive and us.

Fortive may compete with us.

Fortive will not be restricted from competing with us. If Fortive in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation is expected to provide the following benefits, among others:

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the separation will allow investors to separately value Fortive and us based on their distinct investment identities. Our businesses differ from Fortive’s other businesses in several respects, such as the market for products and manufacturing processes. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics;

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the separation will allow us and Fortive to more effectively pursue our and Fortive’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management will be enabled to focus exclusively on our businesses, the management of Fortive will be able to grow its businesses. Our and Fortive’s separate management teams will also be able to focus on executing the companies’ differing strategic plans without diverting attention from the other businesses;

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the separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs;

•	the separation will create an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities; and

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the separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s businesses, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

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as a current part of Fortive, our businesses benefit from Fortive’s size and purchasing power in procuring certain goods and services. After the separation, as a separate entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Fortive obtained prior to the separation. We may also incur costs for certain functions previously performed by Fortive, such as accounting, tax, legal, human resources and other general administrative functions that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease;

•	the actions required to separate our and Fortive’s respective businesses could disrupt our and Fortive’s operations;

•	certain costs and liabilities that were otherwise less significant to Fortive as a whole will be more significant for us and Fortive as separate companies, after the separation;

•	we (and prior to the separation, Fortive) will incur costs in connection with the transition to being a separate, publicly traded company that may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems;

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we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if it were still a part of Fortive; and (iii) following the separation, our businesses will be less diversified than Fortive’s businesses prior to the separation; and

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to preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that prevents such transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our businesses.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our businesses, operating results and financial condition could be adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Fortive.

The agreements we will enter into with Fortive in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement, FBS license agreement and stockholder’s and registration rights agreement were prepared in the context of our separation from Fortive while we were still a wholly-owned subsidiary of Fortive. Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent Board of Directors or a management team that was separate from or independent of Fortive. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Fortive and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For more information, please refer to the section entitled “Certain Relationships and Related Person Transactions.”

We or Fortive may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements to be entered into in connection with the separation will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Fortive after the separation to satisfy its performance and payment obligations under these agreements. If Fortive is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Fortive currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Fortive’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Fortive historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Fortive financial, administrative or other support systems during the transitional period during which Fortive provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on information technology platforms. We expect the transfer of information technology systems from Fortive to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

As of the date of this information statement, we expect to have outstanding indebtedness at the closing of the distribution of approximately $1.8 billion and the ability to incur an additional $750.0 million of indebtedness under a revolving credit agreement that we expect to enter into, and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

As of the date of this information statement, we expect to have outstanding indebtedness at the closing of the separation of approximately $1.8 billion, and have the ability to incur an additional $750.0 million of indebtedness under a revolving credit agreement that we expect to enter into prior to the closing of the separation. See the section entitled “Description of Certain Indebtedness.” This debt could have important, adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;

•	limiting our ability to pay dividends;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

The debt financing will not be available for borrowings until the date on which certain conditions are satisfied, which we expect will be satisfied prior to the completion of the distribution. We anticipate that the instruments governing the debt financing will contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term interest, including for example EBITDA-based leverage and interest coverage ratios. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect our cost of funds and could adversely affect our liquidity and access to the capital markets. If we add new debt, the risks described above could increase. For additional information regarding the debt financing, please refer to the section entitled “Description of Certain Indebtedness.”

The risks described above will increase with the amount of indebtedness we incur, and in the future we may incur significant indebtedness in addition to the indebtedness described above. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Following the distribution, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.

Historically, Fortive has provided, and until our separation from Fortive, Fortive will continue to provide significant corporate and shared services related to corporate functions such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, human resources, tax, treasury, procurement and other services. Following our separation from Fortive, we expect Fortive to continue to provide many of these services on a transitional basis for a fee. While these services are being provided to us by Fortive, we will be dependent on Fortive for services that are critical to our operation as a separate, publicly traded company, and our operational flexibility to modify or implement changes with respect to such services and the amounts we pay for them will be limited. After the expiration of the transition services agreement, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that we will receive from Fortive under the transition services agreement. Although we intend to replace portions of the services currently provided by Fortive following the separation, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect.

Certain non-U.S. entities or assets that are part of our separation from Fortive may not be transferred to us prior to the distribution or at all.

Certain non-U.S. entities and assets that are part of our separation from Fortive may not be transferred prior to the distribution because the entities or assets, as applicable, are subject to foreign government or third party approvals that we may not receive prior to the distribution. Such approvals may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities. It is currently anticipated that all material transfers will occur without delays beyond the closing of this information statement, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to the distribution, under the separation agreement, the economic benefits and burdens of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to the Company.

In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from Fortive and we may be dependent on Fortive for transition services for a longer period of time than would otherwise be the case. For additional information, see “Risk Factors—Risks Related to our Business—Following the distribution, we will be dependent on Fortive to provide us with certain transition services, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with Fortive expires.”

Risks Related to Shares of Our Common Stock

We cannot be certain that an active trading market for our common stock will develop or be sustained after the separation, and following the separation, the stock price of our common stock may fluctuate significantly.

Prior to the completion of the distribution, there has been no public market for our common stock. We cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price, or at all. In addition, we cannot predict the prices at which shares of our common stock may trade after the distribution.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	the failure of securities analysts to cover our common stock after the separation;

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	changes to the regulatory and legal environment in which we operate;

•	overall market fluctuations and domestic and worldwide economic conditions; and

•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As a separate public company, we are required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of Fortive. Certain of these functions will be provided on a transitional basis by Fortive pursuant to a transition services agreement. See “Certain Relationships and Related Person Transactions.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities, which could have an adverse effect on our business, financial position, results of operations and cash flows.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

We have not yet determined whether or the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of our Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that the Board deems relevant. For more information, please refer to the section entitled “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

Your percentage ownership in us may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, following the distribution, our employees will have rights to purchase or receive shares of our common stock as a result of the conversion of their Fortive stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”) into our stock options and restricted stock units. The conversion of these Fortive awards into our awards is described in further detail in the section entitled “Executive and Director Compensation–Compensation Discussion and Analysis.” As of the date of this information statement, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could by diluted as a result of the conversion. It is anticipated that our Compensation and Management Development Committee will grant additional equity awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	the inability of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Board to issue preferred stock without stockholder approval;

•

the division of the Board into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provision that stockholders may only remove directors with cause;

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and

•

the requirement that the affirmative vote of stockholders holding at least two-thirds of our voting stock is required to amend our amended and restated bylaws and certain provisions in our amended and restated certificate of incorporation.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”)

shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Fortive and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation will designate the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our amended and restated certificate of incorporation will further designate the federal district courts of the United States of the America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our amended and restated certificate of incorporation will provide that, unless we consent otherwise, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. We recognize that this forum selection clause may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Our amended restated certificate of incorporation will further provide that, unless we consent otherwise, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors, officers, employees and stockholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this information statement are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: future financial performance, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other financial measures; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the separation or the distribution, if consummated, on our business; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “believe,” “anticipate,” “will,” “should,” “could,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “may,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth under “Risk Factors.”

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the information statement, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, neither Fortive nor we assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

DIVIDEND POLICY

We have not yet determined the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of June 26, 2020:

•	on a historical basis; and

•	on a pro forma basis to give effect to the Transactions, as defined in the “Unaudited Pro Forma Combined Condensed Financial Statements.”

The information below is not necessarily indicative of what our cash and equivalents and capitalization would have been had the separation been completed as of June 26, 2020. In addition, it is not indicative of our future cash and equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this information statement (amounts in millions, except per share data).

	June 26, 2020
	Historical	Pro Forma
	(unaudited)
Cash and equivalents(1)	$—	$200.0

Capitalization:
Debt:
Short-term borrowings	$13.2	$13.2
Long-term debt(2)	—	1,792.0

Total Debt	13.2	1,805.2
Equity:
Common Stock - $0.0001 par value, 1.985 billion shares authorized, 168.4 million shares issued and outstanding on a pro forma basis	—	—
APIC(3)	—	(56.6)
Net Parent investment	1,535.4	—
AOCI	122.9	122.9
Non-controlling interests	4.3	4.3

Total Equity	1,662.6	70.6

Total Capitalization	$1,675.8	$1,875.8

(1)	Concurrent with the date of separation, we expect to have $200 million in cash and equivalents as reflected on our Pro Forma Combined Condensed Balance Sheet.
(2)	Pro forma long-term debt is presented net of unamortized debt issuance costs.
(3)	Reflects the Net Parent investment impact as a result of the anticipated post-separation and post-distribution capital structure.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Set forth below are selected historical combined financial data of Fortive’s Industrial Technologies segment for the periods indicated. We derived the combined statement of earnings data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and the combined balance sheet data as of December 31, 2019 and December 31, 2018, from our historical audited combined financial statements, which are included elsewhere in this information statement. We derived the combined statement of earnings data for the six-month periods ended June 26, 2020 and June 28, 2019, and the combined balance sheet data as of June 26, 2020, from our unaudited combined condensed financial statements included elsewhere in this prospectus. We have prepared the combined condensed balance sheet data as of June 28, 2019 from our accounting records. We have prepared the unaudited combined condensed financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. We derived the audited combined balance sheet data as of December 31, 2017 and the audited combined statement of earnings data for the year ended December 31, 2016 from our historical audited combined financial statements, which are not included in this information statement. We derived the unaudited combined statement of earnings data for the fiscal year ended December 31, 2015 and the unaudited combined balance sheet data as of December 31, 2016 and December 31, 2015 from the financial records of Fortive, which are not included in this information statement. We have prepared the unaudited combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs, as well as assets and liabilities directly associated with our business activity, are included as a component of the combined financial statements. The combined financial statements also include allocations to us of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses, and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented. Per share data has not been presented since our business was wholly-owned by Fortive during the periods presented.

This selected historical combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this information statement.

	Six Months Ended		Year Ended December 31,
($ in millions)	June 26, 2020	June 28, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)					(unaudited)
Selected Statement of Earnings Information:
Sales	$1,142.9	$1,314.4	$2,772.1	$2,665.9	$2,498.2	$2,388.1	$2,243.3
Cost of sales	(648.8)	(757.2)	(1,581.3)	(1,530.8)	(1,425.4)	(1,368.8)	(1,310.8)

Gross profit	494.1	557.2	1,190.8	1,135.1	1,072.8	1,019.3	932.5
Operating costs:
Selling, general and administrative expenses	(234.9)	(244.6)	(491.3)	(499.3)	(445.8)	(429.7)	(438.0)
Research and development expenses	(62.1)	(67.2)	(136.4)	(136.2)	(126.2)	(116.6)	(107.8)
Impairment of goodwill	(85.3)	—	—	—	—	—	—

Operating profit	111.8	245.4	563.1	499.6	500.8	473.0	386.7
Nonoperating income (expense), net	(0.9)	1.8	2.7	7.7	23.1	3.3	(1.5)

Earnings before income taxes	110.9	247.2	565.8	507.3	523.9	476.3	385.2
Income taxes	(46.7)	(57.9)	(129.3)	(121.8)	(150.6)	(171.6)	(137.5)

Net earnings	$64.2	$189.3	$436.5	$385.5	$373.3	$304.7	$247.7

Net earnings as a percent of sales	5.6%	14.4%	15.7%	14.5%	14.9%	12.8%	11.0%

	As of		As of December 31,
($ in millions)	June 26, 2020	June 28, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Selected Balance Sheet Data:
Total assets	$2,565.6	$3,007.1	$2,828.9	$2,988.8	$2,867.3	$2,443.0	$2,222.7
Total liabilities	903.0	1,170.0	1,012.8	1,195.9	1,128.6	1,003.9	783.0
Long-term debt	—	223.6	24.6	222.5	195.5	190.2	54.0
Total equity	$1,662.6	$1,837.1	$1,816.1	$1,792.9	$1,738.7	$1,439.1	$1,439.7

	Six Months Ended		Year Ended December 31,
($ in millions)	June 26, 2020	June 28, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)					(unaudited)
Cash flow provided by (used in):
Operating Activities	$234.7	$173.4	$545.2	$421.0	$363.8	$419.3	$319.1
Investing Activities	(23.2)	(16.4)	(40.3)	(122.6)	(258.3)	(148.5)	(89.2)
Financing Activities	$(209.9)	$(157.4)	$(499.8)	$(290.5)	$(114.8)	$(278.5)	$(226.3)

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements consist of an Unaudited Pro Forma Combined Condensed Statement of Earnings for the six-month period ended June 26, 2020 and the year ended December 31, 2019 and an Unaudited Pro Forma Combined Condensed Balance Sheet as of June 26, 2020. The Unaudited Pro Forma Combined Condensed Statement of Earnings and the Unaudited Pro Forma Combined Condensed Balance Sheet as of and for the six-month period ended June 26, 2020 were derived from our historical unaudited combined condensed financial statements included elsewhere in this information statement and the Unaudited Pro Forma Statement of Earnings for the year ended December 31, 2019 was derived from our historical audited financial statements included elsewhere in this information statement. The pro forma adjustments give effect to the transactions described below. The Unaudited Pro Forma Combined Condensed Statement of Earnings for the six-month period ended June 26, 2020 and the year ended December 31, 2019 gives effect to the transactions described below as if they had occurred on January 1, 2019, the first day of fiscal 2019. The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the transactions described below as if they had occurred on June 26, 2020, our latest balance sheet date. References to the “Company” in this section and in the following unaudited pro forma combined condensed financial statements and our combined financial statements included in this information statement shall mean Fortive’s Industrial Technologies segment.

The unaudited pro forma combined condensed financial statements include certain adjustments that are necessary to present fairly our Unaudited Pro Forma Combined Condensed Statements of Earnings and Unaudited Pro Forma Combined Condensed Balance Sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and (iii) with respect to the Unaudited Pro Forma Combined Condensed Statements of Earnings, expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined condensed financial statements give effect to the following transactions, which we refer to as the “Transactions”:

•

the transfer to us from Fortive and Fortive affiliates pursuant to the separation agreement in consideration for (i) shares of our common stock, and (ii) a Cash Distribution of $1.6 billion, consisting of all of the proceeds to us of the indebtedness under the Senior Credit Facilities representing our indebtedness in an aggregate principal amount of $1.8 billion other than such proceeds therefrom necessary to ensure we have approximately $200 million in available cash on our balance sheet upon completion of the distribution; and

•	the anticipated capital structure after giving effect to the distribution.

The unaudited pro forma combined condensed financial statements are subject to the assumptions and adjustments described in the accompanying notes.

In connection with the separation, we expect to enter into a transition services agreement with Fortive, pursuant to which Fortive and we will provide to each other certain specified services on a temporary basis, including various information technology, financial and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

No adjustments have been included in the Unaudited Pro Forma Combined Condensed Statements of Earnings for additional annual operating costs. Although expenses reported in our Combined Condensed Statements of Earnings include allocations of certain Fortive costs (including corporate costs, shared services and other selling, general and administrative costs that benefit us), as a public company we anticipate incurring additional recurring costs that could be materially different from the allocations of Fortive costs or costs incurred by us which are included within the historical combined financial statements. These additional recurring costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. We expect these incremental costs to range between approximately $35 million and $45 million per year, compared to amounts incurred by us or allocated to us historically. We have not adjusted the accompanying unaudited pro forma combined condensed financial statements for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

The unaudited pro forma combined condensed financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company.

The following unaudited pro forma combined condensed financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this information statement.

NEWCO

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

($ and shares in millions, except per share amounts)

	As of June 26, 2020
$ in millions	Historical	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Current assets:
Cash and equivalents	$—	$200.0	(a)	$200.0
Accounts receivable, net	389.7	—		389.7
Inventories	222.9	—		222.9
Prepaid expenses and other current assets	103.9	—		103.9

Total current assets	716.5	200.0		916.5
Property, plant and equipment, net	94.3	—		94.3
Operating lease right-of-use assets	33.8	—		33.8
Long-term financing receivables, net	246.3	—		246.3
Other assets	160.4	—		160.4
Goodwill	1,056.2	—		1,056.2
Other intangible assets, net	258.1	—		258.1

Total assets	$2,565.6	$200.0		$2,765.6

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$13.2	$—		$13.2
Trade accounts payable	287.7	—		287.7
Current operating lease liabilities	10.9	—		10.9
Accrued expenses and other current liabilities	295.2	—		295.2

Total current liabilities	607.0	—		607.0
Operating lease liabilities	23.2	—		23.2
Other long-term liabilities	272.8	—		272.8
Long-term debt	—	1,792.0	(a),(b)	1,792.0
Equity:
Common Stock—$0.0001 par value, 1.985 billion shares authorized, 168.4 million shares issued and outstanding, pro forma	—	—	(c)	—
Additional paid-in capital	—	(56.6)	(c)	(56.6)
Net Parent investment	1,535.4	(1,535.4)	(c),(d)	—
Accumulated other comprehensive income	122.9	—		122.9

Total stockholders’ equity	1,658.3	(1,592.0)		66.3
Noncontrolling interests	4.3	—		4.3

Total equity	1,662.6	(1,592.0)		70.6

Total liabilities and equity	$2,565.6	$200.0		$2,765.6

See the accompanying notes to the unaudited pro forma combined condensed financial statements.

NEWCO

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

($ and shares in millions, except per share amounts)

	Six Months Ended June 26, 2020
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Sales	$1,142.9	$—		$1,142.9
Cost of sales	(648.8)	—		(648.8)

Gross profit	494.1	—		494.1
Operating costs:
Selling, general and administrative expenses	(234.9)	—		(234.9)
Research and development expenses	(62.1)	—		(62.1)
Impairment of goodwill	(85.3)	—		(85.3)

Operating profit	111.8	—		111.8
Non-operating income (expense), net	(0.9)	(19.6)	(d)	(20.5)

Earnings before income taxes	110.9	(19.6)		91.3
Income taxes	(46.7)	4.7	(e)	(42.0)

Net earnings	$64.2	$(14.9)		$49.3

Net earnings per share:
Basic			(f)	$0.29
Diluted			(f)	$0.29
Average common stock and common equivalent shares outstanding:
Basic			(f)	168.3
Diluted			(f)	169.7

	Year Ended December 31, 2019
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Sales	$2,772.1	$—		$2,772.1
Cost of sales	(1,581.3)	—		(1,581.3)

Gross profit	1,190.8	—		1,190.8
Operating costs:
Selling, general and administrative expenses	(491.3)	—		(491.3)
Research and development expenses	(136.4)	—		(136.4)

Operating profit	563.1	—		563.1
Non-operating income (expense), net	2.7	(44.8)	(d)	(42.1)

Earnings before income taxes	565.8	(44.8)		521.0
Income taxes	(129.3)	10.8	(e)	(118.5)

Net earnings	$436.5	$(34.0)		$402.5

Net earnings per share:			(f)	$2.40
Basic			(f)	$2.37
Diluted
Average common stock and common equivalent shares outstanding:			(f)	167.7
Basic			(f)	169.8
Diluted

See the accompanying notes to the unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

For further information regarding the historical combined condensed financial statements, please refer to the audited combined financial statements and the unaudited combined condensed financial statements included in this information statement. The Unaudited Pro Forma Combined Condensed Balance Sheet as of June 26, 2020 and Unaudited Pro Forma Combined Condensed Statement of Earnings for the six-month period ended June 26, 2020 and the year ended December 31, 2019 include adjustments related to the following:

Unaudited Pro Forma Combined Condensed Balance Sheet

(a)	Reflects a pro forma adjustment to cash calculated as follows:

Net proceeds from Senior Credit Facility	$1,792.0
Less: Distribution of net proceeds from Senior Credit Facility to Parent	1,592.0

Total pro forma adjustment for unremitted cash held by NEWCO	$200.0

In connection with the distribution, Parent will transfer to us certain cash balances and amounts due to banks. As of December 31, 2019, these adjusted amounts included cash held by us of $200.0 million (reflected as cash and equivalents in the accompanying Unaudited Pro Forma Combined Condensed Balance Sheet). The ultimate amount of cash that Parent will transfer to us will depend on the related balances as of the date of distribution.

(b)

Reflects $1.8 billion of estimated proceeds from the Senior Credit Facility that we will enter into in connection with the distribution, net of $8.0 million in estimated financing costs. Proceeds from these anticipated borrowings are expected to be used to fund a payment to Parent of approximately $1.6 billion in connection with the distribution.

(c)

Reflects the Net Parent investment impact as a result of the anticipated post-separation and post-distribution capital structure. As of the distribution date, the Net Parent investment after reflecting the impact of the payment to Parent described in note (b) above will be adjusted to reflect the distribution of 134.9 million outstanding shares of NEWCO common stock to Parent stockholders. NEWCO’s common stock account reflects an adjustment for the par value of the anticipated 168.4 million outstanding shares of NEWCO common stock, par value of $0.0001 per share, expected to be issued upon the distribution. NEWCO’s additional paid-in capital account reflects an adjustment related to the reclassification of Parent’s net investment in NEWCO. Parent’s net investment in NEWCO will be allocated between common stock and additional paid in capital based on the number of shares of NEWCO common stock outstanding at the distribution date.

Unaudited Pro Forma Combined Condensed Statements of Earnings

(d)

Reflects estimated interest expense of $19.6 million and $44.8 million for the six-month period ended June 26, 2020 and the year ended December 31, 2019, respectively, related to the anticipated borrowing to be entered into in connection with the distribution reflecting an estimated average borrowing cost of approximately 1.9% per annum. Estimated net interest expense includes deferred financing costs of $1.6 million and $3.1 million for the six-month period ended June 26, 2020 and the year ended December 31, 2019, respectively. An increase of 1% in our estimated average would have resulted in an additional pro forma interest expense of approximately $9 million and $18 million for the six-month period ended June 26, 2020 and the year ended December 31, 2019, respectively. Amount also reflects the elimination of $5.5 million of interest income from intercompany financing transactions with Fortive prior to the distribution for the year ended December 31, 2019. Interest income from intercompany financing transactions with Fortive was insignificant for the six-month period ended June 26, 2020.

(e)

Reflects the tax effect of pro forma adjustments using the respective statutory combined state and federal tax rate of 24.1% for the six-month period ended June 26, 2020 and the year ended December 31, 2019. This represents our U.S. statutory tax rate during the period, which differs from our effective tax rate as the adjustments to pro forma earnings before tax will be taxable in the U.S. The pro forma taxes have not been adjusted to reflect any change in our effective tax rate subsequent to the distribution.

(f)

The number of shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of NEWCO common stock assumed to be outstanding, based on the number of Parent common shares used for determination of Parent’s basic and diluted earnings per share for the six-month period ended June 26, 2020 and the year ended December 31, 2019, assuming a distribution ratio of two shares of NEWCO common stock for every five shares of Parent common stock outstanding. This calculation does not take into account the dilutive effect that will result from the issuance of NEWCO stock-based compensation awards in connection with the adjustment of outstanding Parent stock-based compensation awards held by NEWCO employees or the grant of new stock-based compensation awards. The number of dilutive shares of NEWCO common stock underlying stock-based compensation awards issued in connection with the adjustment of outstanding Parent stock-based compensation awards will not be determined until after the distribution date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to NEWCO or the Company (“we”, “us”, or “our”) shall mean the businesses comprising NEWCO. NEWCO has engaged in no business activities to date and has no assets or liabilities of any kind, other than those incident to its formation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the financial statements with a narrative from the perspective of the management of the Company. The MD&A should be read in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Condensed Financial Statements,” our audited combined financial statements for the years ended December 31, 2019, 2018 and 2017 and our unaudited combined condensed financial statements for the six-month periods ended June 26, 2020 and June 28, 2019. The MD&A is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Risk Management

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	New Accounting Standards

Basis of Presentation

The accompanying audited combined financial statements and unaudited combined condensed financial statements present the historical financial position, results of operations, changes in equity and cash flows of the Company in accordance with GAAP for the preparation of carved-out combined financial statements. Our business portfolio includes (i) mobility technologies, in which we are a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as, (ii) diagnostics and repair technologies, in which we manufacture and distribute vehicle repair tools, toolboxes, automotive diagnostic equipment and software, and a full line of wheel-service equipment. Historically, these businesses had operated as part of Fortive’s Industrial Technologies segment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, we meet the aggregation criteria and have combined our two operating segments into a single reportable segment. We use the term “Parent” to refer to Fortive.

Our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Fortive, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Following the distribution, pursuant to agreements with Fortive, we expect that Fortive will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. We will also incur additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us.

These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect these incremental separate public company costs in excess of the costs that have been historically allocated to us to range between approximately $35 million and $45 million per year. Moreover, we expect Fortive or us to incur certain nonrecurring internal costs to implement certain new systems.

Additionally, our combined balance sheet may not be comparable to the opening balance sheet of the separate company, which we expect will reflect the transfer by Fortive of the assets and liabilities of its Industrial Technologies segment to us. For a detailed description of our unaudited pro forma combined condensed financial statements, see “Unaudited Pro Forma Combined Condensed Financial Statements.”

Fortive proposes to effect a distribution of 80.1% of the outstanding shares of the Company’s common stock as part of its plan to separate Fortive’s Industrial Technologies segment into a publicly-traded company. While, subject to satisfaction of certain conditions, Fortive currently intends to effect the distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. The distribution is subject to various conditions, including the transfer of assets and liabilities to us in accordance with the separation agreement; the receipt of an opinion of counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”); the making of a cash distribution of approximately $1.6 billion (the “Cash Distribution”) from Vontier to Fortive as partial consideration for the contribution of the assets; receipt of any necessary regulatory or other approvals; due execution and delivery of the agreements relating to the separation; no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition in effect preventing the consummation of the separation, the distribution or any of the related transactions; acceptance for listing on the NYSE of the shares of our common stock to be distributed, subject to official notice of distribution; completion of the financing described under the section entitled “Description of Certain Indebtedness” and no other event or development having occurred or in existence that, in the judgment of Fortive’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

We have historically operated as part of Fortive and not as a stand-alone company and have no separate legal status or existence. The combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with our business activity are included as a component of the financial statements. The combined financial statements also include allocations to us of certain selling, general and administrative expenses from Fortive’s corporate office and from other Fortive businesses, as well as allocations of related assets, liabilities, and Net Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of Fortive. Further, the historical combined financial statements may not be reflective of what our results of operations, comprehensive income, financial position, equity, or cash flows might be in the future as a separate public company. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. Following the distribution, pursuant to agreements with Fortive, we expect that Fortive will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. Related party allocations are discussed further in Note 19 in the accompanying audited combined financial statements for the years ended December 31, 2019, 2018, and 2017, and in Note 10 in the accompanying unaudited combined condensed financial statements for the six-month periods ended June 26, 2020 and June 28, 2019.

As part of Fortive, we are dependent upon Fortive for all of our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to us are accounted for through our Net Parent investment account. Accordingly, none of Fortive’s cash, cash equivalents, or debt held at the corporate level has been assigned to us in the audited combined financial statements. Management assesses our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We continue to generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity will be sufficient following the distribution to allow us to manage our capital structure on a short-term and long-term basis and to continue investing in existing businesses and consummating strategic acquisitions.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in our recorded net assets. All significant transactions between Fortive and us have been included in the accompanying audited combined financial statements for the years ended December 31, 2019, 2018, and, 2017, and unaudited combined condensed financial statements for the six-month periods ended June 26, 2020 and June 28, 2019. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Equity and Cash Flows as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within the Net Parent investment line item.

As part of Fortive, we engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions with Fortive have been included in the accompanying audited combined financial statements and unaudited combined condensed financial statements for all periods presented. The Company anticipates these transactions will be settled prior to the consummation of the distribution. All other intercompany accounts and transactions between our businesses have been eliminated in the accompanying audited combined financial statements and the unaudited combined condensed financial statements for all periods presented.

Divestitures

On October 9, 2019, NEWCO sold its interest in Gilbarco Hungary ACIS and its Gilbarco Romania ACIS business (“ACIS”) for $1.7 million, and recognized a loss on the transactions of $0.1 million. These transactions did not meet the criteria for discontinued operations reporting, and therefore the operating results of ACIS prior to the disposition are included in continuing operations for all periods presented.

Overview

General

Please see “Information on Our Company” for a discussion of our products, customer base, and strategy. We offer critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments, and public safety entities and fleet owners/operators on a global basis.

Our research and development, manufacturing, sales, distribution, service and administrative operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America, and Asia Pacific, with the exception of Japan and Australia.

In this information statement, references to sales from existing businesses refer to sales from operations calculated according to GAAP but excluding (1) sales impacts from acquired businesses and (2) the impact of currency translation. References to sales or operating profit attributable to acquisitions or acquired businesses refer to GAAP sales or operating profit, as applicable, from acquired businesses recorded prior to the first anniversary of the acquisition less the amount of sales or operating profit, as applicable, attributable to certain divested businesses or product lines not considered discontinued operations. The portion of sales attributable to the impact of currency translation is calculated as the difference between (a) the period-to-period change in sales (excluding sales from acquired businesses) and (b) the period-to-period change in sales, including foreign operations (excluding sales from acquired businesses) after applying the current period foreign exchange rates to the prior year period.

Sales from existing businesses should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies. Management believes that reporting the non-GAAP financial measure of sales from existing businesses provides useful information to investors by helping identify underlying growth trends in our business and facilitating easier comparisons of our sales performance with our performance in prior and future periods and to our peers. We exclude the effect of acquisitions and divestiture-related items because the nature, size and number of such transactions can vary dramatically from period to period and between us and our peers. We exclude the effect of currency translation from sales from existing businesses because currency translation is not under management’s control and is subject to volatility. Management believes the exclusion of the effect of acquisition and divestiture and currency translation may facilitate assessment of underlying business trends and may assist in comparisons of long-term performance. References to sales volume refer to the impact of both price and unit sales.

Business Performance and Outlook

Business Performance During the Six-Month Period Ended June 26, 2020

A novel strain of coronavirus was first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization in March 2020 (“COVID-19”). This outbreak has surfaced in nearly all regions around the world, resulting in governments implementing increasingly strict measures to help contain or mitigate the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, school and commercial facility closures, re-opening restrictions, among others (collectively “virus control measures”). Further, the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency issued Guidance documents for use by businesses and states defining “critical-infrastructure” industries that may continue to operate despite the virus control measures implemented. These virus control measures have led to slowdowns or shutdowns for businesses deemed both “essential” and “non-essential” in affected areas, causing significant disruption in the financial markets both globally and in the United States. All of our essential production facilities around the world were open during the second quarter, and as of the date of this Report, all of our locations are open and operating.

Given the nature of our business, COVID-19 impacted our businesses and operating results during the six months ended June 26, 2020 directly with reduced demand from customers operating in non-essential end-markets and indirectly with reduced demand created by macroeconomic disruption or disruption in adjacent end-markets. COVID-19 impacted our businesses and operating results broadly across all geographies, as virus control measures were deployed in most regions during the six months ended June 26, 2020. Shelter-in-place orders from state and local government and similar government orders and restrictions to control the spread of COVID-19 have materially and adversely impacted our ability, and the ability of our franchisees, to make in-person sales and service visits to customers. In addition, such shelter-in-place orders and social distancing measures have significantly reduced overall driving and vehicle utilization in almost every jurisdiction, resulting in reduced demand for our products.

While differences exist among our businesses, on an overall basis, demand for our hardware and software products and services decreased during the six-month period ended June 26, 2020, as compared to the comparable period of 2019, resulting in an aggregate year-over-year total sales decline of 13.0% and sales declines from existing businesses of 10.3%. Changes in foreign currency exchange rates negatively impacted our sales growth by 2.4%. The direct and indirect impacts of COVID-19 contributed to the majority of the decline.

Geographically, sales from existing businesses declined over 40% in Asia, declined approximately 16% in Western Europe, declined approximately 15% in the Middle East and Africa, declined approximately 13% in Latin America, and declined approximately 7% in North America.

Outlook

During the first half of 2020, the worldwide capital markets were volatile and overall global economic conditions deteriorated significantly as a result of COVID-19. In addition, the economic uncertainties that continue to exist as a result of COVID-19 suggest that year-over-year global demand for our products and services will likely continue to contract through the remainder of 2020 despite our critical infrastructure businesses continuing to operate.

We have executed and plan to continue executing broad cost reduction efforts during 2020 while emphasizing cash flow generation. These cost reduction efforts include reducing year-over-year labor expenses to better align with reductions in demand, primarily through the use of furloughs and reductions in salaried compensation costs, as well as other reductions in discretionary spending. We are also continuing to pursue cost reductions throughout our supply chain by targeting reductions in both direct and indirect spending and reducing our facility expenses.

We are closely monitoring the health of our employees and are continuing to implement safety protocols at our facilities to ensure the health and safety of our employees when they return to work as virus control measures become less restrictive in certain jurisdictions. In addition, we are continuing to monitor the health of our suppliers and customers, and their ability to maintain production capacity and meet our operational requirements. Individuals contracting or being exposed to COVID-19, or who are unable to report to work due to virus control measures, may significantly disrupt production throughout our supply chain and negatively impact our sales channels. Further, our customers may be directly impacted by business curtailments or weak market conditions and may not be willing or able to accept shipments of products, may cancel orders, and may not be able to pay us on a timely basis.

Despite the virus control measures in place in geographies critical to our supply chain, we have successfully implemented solutions to support our operations and have not experienced significant production material shortages, supply chain constraints, or distribution limitations impacting our operations as of the date of this information statement; however, in light of the uncertainty of the COVID-19 pandemic severity and duration, we are continuing to evaluate and monitor the condition of our supply chain, including the financial health of our suppliers and their ability to access raw materials and other key inputs and may experience shortages, constraints, or disruptions during the remainder of 2020.

To mitigate the impact of the recessionary economic conditions from the COVID-19 pandemic as well as any escalation of geopolitical uncertainties related to governmental policies toward international trade, monetary and fiscal policies, and relations between the U.S. and China, we will continue applying and deploying the Vontier Business System to actively manage our supply chain and drive operating efficiencies, and continue to collaborate with our customers and suppliers to minimize disruption to their businesses. Additionally, we will continue actively managing our working capital with a focus on maximizing cash flows and cost efficiency and assessing market conditions and taking actions as we deem necessary to appropriately position our businesses in light of the economic environment and geopolitical uncertainties.

While the recent distress in the financial markets has not had a significant impact on our financial position and Fortive’s financial position and liquidity as of the filing date of this information statement, we continue to monitor the financial markets and general global economic conditions. On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The CARES Act is an emergency economic stimulus package in response to the COVID-19 outbreak which, among other things, contains numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. We anticipate the provisions of the CARES Act will impact income tax in 2020; however, we have not identified material impacts to the tax provision as of June 26, 2020. We will continue to evaluate the impact of the CARES Act as new clarifying guidance is issued throughout 2020.

Business Performance During the Year Ended 2019

On an overall basis, demand for our hardware and software products and services increased during 2019 as compared to 2018, which resulted in aggregate year-over-year sales growth of 4.0%, and sales from existing businesses of 5.6%. Our continued application and deployment of the Vontier Business System, including investments in sales growth initiatives, as well as increased demand in both high-growth and developed markets and other business-specific factors discussed below, contributed to the overall sales growth from existing businesses. Additionally, on a year-over-year basis, the liability shift related to enhanced credit card security requirements for outdoor payment systems in the United States based on the Europay, Mastercard and Visa (“EMV”) global standards that was expected to occur in October 2020 and was subsequently extended to April 2021 is continuing to drive demand within our mobility technologies businesses. We expect EMV to continue driving demand for dispensers and payment systems in 2020.

Geographically, year-over-year sales from existing businesses grew 7% in North America, grew at 15% in Latin America, and grew 3% in Asia (excluding India). Sales from existing businesses in Western Europe were up 1% year-over-year, while sales from existing businesses in India declined at 20%.

Business Performance During the Year Ended 2018

On an overall basis, demand for our hardware and software products and services increased during 2018 as compared to 2017, which resulted in aggregate year-over-year sales growth of 6.7% and sales growth from existing businesses of 4.2%. Our continued application and deployment of the Vontier Business System including investments in sales growth initiatives, as well as increased demand in both high-growth and developed markets, and other business-specific factors discussed below contributed to overall sales growth from existing businesses. Additionally, on a year-over-year basis, the liability shift related to enhanced credit card security requirements in the United States based on the EMV global standards is continuing to drive demand within our mobility technologies businesses.

Geographically, year-over-year sales from existing businesses grew 3% in North America, grew 16% in Latin America, and grew 20% in Asia, with greater than 20% growth in China. Sales from existing businesses declined 4% in Western Europe.

Results of Operations

Comparison of Results of Operations for the Six-Month Periods Ended June 26, 2020 and June 28, 2019

	Six Months Ended
($ in millions)	June 26, 2020	June 28, 2019
Total sales	$1,142.9	$1,314.4
Total cost of sales	(648.8)	(757.2)
Gross profit	494.1	557.2
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(234.9)	(244.6)
Research and development expenses (“R&D”)	(62.1)	(67.2)
Goodwill impairment charge	(85.3)	—

Operating profit	$111.8	$245.4

Gross profit as a % of sales	43.2%	42.4%
SG&A as a % of sales	20.6%	18.6%
R&D as a % of sales	5.4%	5.1%
Operating profit as a % of sales	9.8%	18.7%

Components of Sales Growth

Six Months Ended June 26, 2020 vs. June 28, 2019
Total Sales Growth (GAAP)	(13.0)%

Existing businesses (Non-GAAP)	(10.3)%
Acquisitions and divestitures (Non-GAAP)	(0.3)%
Currency Exchange Rates and Other (Non-GAAP)	(2.4)%

Total sales decreased $171.5 million or 13% during the six months ended June 26, 2020 as compared to the comparable period in 2019.

Sales from existing businesses within our mobility technologies portfolio declined 10.3% during the six-month period ended June 26, 2020 as compared to the comparable period in 2019. The year-over-year results were driven by broad-based declines across all product categories and significant geographies, which was driven by COVID-19 virus control measures. Despite the push-out to April 2021 of the liability shift related to the enhanced credit card security requirements for outdoor payment systems based on the Europay, Mastercard, and Visa global standards, demand for fuel management systems increased in North America. However, the COVID-19 pandemic somewhat impacted our ability to convert orders for fuel management systems to shipments during the six-month period ended June 26, 2020, and therefore we experienced an increase in backlog that we anticipate will normalize in the second half of 2020.

Sales from existing businesses within our diagnostics and repair technologies portfolio declined 10.3% during the six-month period ended June 26, 2020 as compared to the comparable period in 2019, due to decreased demand across most product categories, which was driven by COVID-19 virus control measures. The results reflect sharp declines in demand due to COVID-19 virus control measures in the six-month period ended June 26, 2020, which were partially offset by improvements in demand as the second quarter progressed, as virus control measures began to lift in certain jurisdictions.

Changes in price are reflected as a component of the change in sales from existing businesses, and year-over-year changes in price had an insignificant impact on sales growth during the six-month period ended June 26, 2020 versus the comparable period in 2019.

Cost of Sales

Cost of sales decreased $108.4 million, or 14.3%, during the six-month period ended June 26, 2020 as compared to the comparable period in 2019. The decrease in cost of sales is due primarily to lower year-over-year sales volumes from existing businesses, lower year-over-year material costs, cost savings associated with restructuring and productivity improvement initiatives, and changes in currency exchange rates.

Gross Profit

The year-over-year $63.1 million decrease in gross profit during the six-month period ended June 26, 2020, as compared to comparable period in 2019, is due primarily to lower year-over-year sales volumes, an unfavorable sales mix and changes in foreign currency exchange rates, partially offset by incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions. The related 80 basis point increase in gross profit margin during the six-month period ended June 26, 2020 was primarily due to cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions, partially offset by lower year-over-year sales volumes.

Operating Costs and Other Expenses

SG&A expenses decreased $9.7 million during the six-month period ended June 26, 2020, as compared to the comparable period in 2019. The decrease in SG&A was due primarily to savings from broad cost reduction efforts that reduced labor expenses to better align with reductions in demand, primarily through the use of furloughs and reductions in salaried compensation costs, as well as other reductions in discretionary spending, and to a lesser extent, year-over-year cost savings associated with restructuring and productivity improvement initiatives and changes in foreign currency. These factors were partially offset by costs associated with the proposed separation.

SG&A expenses as a percentage of sales increased 200 basis points during the six-month period ended June 26, 2020, as compared to the comparable period in 2019 due to year-over-year sales declines, and costs associated with the proposed separation, partially offset by lower spending on sales and marketing growth initiatives.

R&D expenses (consisting principally of internal and contract engineering personnel costs) decreased $5.1 million during the six-month period ended June 26, 2020, as compared to the comparable period in 2019 due to broad cost reduction efforts. On a year-over-year basis, R&D expenses as a percentage of sales increased 30 basis points due to year-over-year sales volume declines.

In connection with our updated forecast for our Telematics business that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, management determined the change in forecast indicated the related carrying value of goodwill may not be recoverable and performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020. This analysis resulted in an impairment of $85.3 million.

Operating Profit

Operating profit as a percent of sales decreased 890 basis points from 18.7% of sales during the six-month period ended June 28, 2019 to 9.8% during the six-month period ended June 26, 2020. Year-over-year operating profit margin comparisons were favorably impacted by:

The year-over-year effect of businesses disposed of and acquired—favorable 35 basis points

Year-over-year operating profit margin comparisons were unfavorably impacted by:

•	Lower 2020 sales volumes from existing businesses and an unfavorable sales mix which were partially offset by operating expense savings from broad cost reduction efforts, and to a lesser extent, lower material costs and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives—unfavorable 180 basis points

•	The impact of the goodwill impairment of our Telematics business—unfavorable 745 basis points

Comparison of Results of Operations for the Years Ended December 31, 2019 and December 31, 2018

	Year Ended
($ in millions)	December 31, 2019	December 31, 2018
Total sales	$2,772.1	$2,665.9
Total cost of sales	(1,581.3)	(1,530.8)

Gross profit	1,190.8	1,135.1
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(491.3)	(499.3)
Research and development expenses (“R&D”)	(136.4)	(136.2)

Operating profit	$563.1	$499.6

Gross profit as a % of sales	43.0%	42.6%
SG&A as a % of sales	17.7%	18.7%
R&D as a % of sales	4.9%	5.1%
Operating profit as a % of sales	20.3%	18.7%

Components of Sales Growth

2019 vs 2018
Total Revenue Growth (GAAP)	4.0%

Existing businesses (Non-GAAP)	5.6%
Acquisitions and divestitures (Non-GAAP)	0.5%
Currency Exchange Rates and Other (Non-GAAP)	(2.1)%

Total sales increased $106.2 million, or 4.0%, during 2019 as compared to 2018.

Sales from existing businesses within our mobility technologies portfolio grew 7.1% during 2019 as compared to 2018 due primarily to broad-based demand for fuel management systems, specifically in North America, Latin America, and Western Europe, as well as increased demand for payment solutions. The strong demand in North America was favorably impacted by the approaching deadline for the liability shift related to EMV global standards that is expected to occur in October 2020.

Geographically, sales from existing businesses increased on a year-over-year basis in North America, Europe, and Latin America, partially offset by declines in India.

Sales from existing businesses within our diagnostics and repair technologies portfolio grew 0.9% during 2019 as compared to 2018, largely driven by increased year-over-year demand for hardline and diagnostic tools and shop equipment that was mostly offset by a decline in demand for wheel-service equipment.

Price increases are reflected as a component of the change in sales from existing businesses, and year-over-year price increases contributed 1.5% to sales growth during 2019 as compared to 2018.

Cost of Sales

Cost of sales increased $50.5 million, or 3.3%, during 2019 as compared to 2018. The year-over-year increase in cost of sales was due primarily to higher year-over-year sales volumes from existing businesses, and to a lesser extent the incremental cost of sales from our recently acquired businesses, increased material costs associated primarily with inflationary pressures and recently enacted tariffs, and restructuring charges, which were partially offset by changes in currency exchange rates and incremental year-over-year cost savings associated with productivity improvement initiatives and material cost and supply chain improvement actions.

Gross Profit

The year-over-year $55.7 million increase in gross profit, or 40 basis points as a percentage of sales, during 2019 as compared to 2018 was due primarily to higher year-over-year sales volumes and the favorable impact of pricing improvements, and to a lesser extent, the impact of recently acquired businesses. Changes in foreign currency exchange rates and an unfavorable sales mix partially off-set the increase in gross profit.

Operating Costs and Other Expenses

SG&A decreased $8.0 million, or 100 basis points as a percentage of sales, during 2019 as compared to 2018. The decrease in SG&A was due primarily to savings from productivity improvement initiatives and changes in foreign currency exchange rates.

R&D (consisting principally of internal and contract engineering personnel costs) increased $0.2 million during 2019 as compared to 2018, and R&D expenses as a percentage of sales were relatively flat, as the investments in our product development initiatives grew at rate largely consistent with sales.

Operating Profit

Operating profit increased $63.5 million during 2019 as compared to 2018, and as a percentage of sales, increased from 18.7% of sales in 2018 to 20.3% of sales in 2019. The increase in operating profit was due primarily due to the following:

•

Higher 2019 sales volumes from existing businesses, price increases, and incremental year-over-year cost savings associated with productivity improvement initiatives, which were partially offset by increased material costs associated primarily with inflationary pressures and recently enacted tariffs, an unfavorable sales mix, and changes in currency exchange rates - favorable 195 basis points

•	The incremental year-over-year net dilutive effect of restructuring actions - unfavorable 25 basis points

•	The dilutive impact of recently divested businesses - unfavorable 10 basis points

Comparison of Results of Operations for the Years Ended December 31, 2018 and December 31, 2017

	Year Ended
($ in millions)	December 31, 2018	December 31, 2017
Total sales	$2,665.9	$2,498.2
Total cost of sales	(1,530.8)	(1,425.4)

Gross profit	1,135.1	1,072.8
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(499.3)	(445.8)
Research and development expenses (“R&D”)	(136.2)	(126.2)

Operating profit	$499.6	$500.8

Gross profit as a % of sales	42.6%	42.9%
SG&A as a % of sales	18.7%	17.8%
R&D as a % of sales	5.1%	5.1%
Operating profit as a % of sales	18.7%	20.0%

Components of Sales Growth

2018 vs 2017
Total Revenue Growth (GAAP)	6.7%

Existing businesses (Non-GAAP)	4.2%
Acquisitions and divestitures (Non-GAAP)	2.7%
Currency Exchange Rates and Other (Non-GAAP)	(0.2)%

Total sales increased $167.7 million, or 6.7%, during 2018 as compared to 2017.

Sales from existing businesses within our mobility technologies portfolio grew 4.9% during 2018 as compared to 2017 due primarily to increased demand for fuel management systems, particularly in North America, India and China, that grew at a rate in the mid-teens, and increased demand for dispensers and payment solutions in North America that grew at a low-single digit rate. The strong demand in North America was favorably impacted by the approaching deadline, expected to occur in October 2020, for the liability shift related to EMV global standards.

Sales from existing businesses within our diagnostics and repair technologies portfolio grew 2.1% during 2018 as compared to 2017, largely driven by increased year-over-year demand for hardline and diagnostic tools and tool storage products.

Price increases are reflected as a component of the change in sales from existing businesses, and year-over-year price increases contributed 0.8% to sales growth during 2018 as compared to 2017.

Cost of Sales

Cost of sales increased $105.4 million, or 7.4%, during 2018 as compared to 2017. The year-over-year increase in cost of sales is largely due to the relative equal impacts of higher year-over-year sales volumes and the incremental cost of sales from recently acquired businesses, and to a lesser extent, higher material costs from recently enacted tariffs. Year-over-year cost savings associated with restructuring and productivity improvement initiatives partially offset the increase in cost of sales.

Gross Profit

The year-over-year $62.3 million increase in gross profit during 2018 as compared to 2017 is due primarily to higher year-over-year sales volumes, the impact of recently acquired businesses, the favorable impact of pricing improvements, and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, all of which had relatively equal impacts on gross profit. The related 30 basis point decrease in gross profit margin during 2018 as compared to 2017 is primarily due to the dilutive impact of recently acquired businesses and unfavorable sales mix.

Operating Costs and Other Expenses

SG&A increased $53.5 million, or 90 basis points as a percentage of sales, during 2018 as compared to 2017. The increase in SG&A was due primarily to $15.0 million of additional investments in sales and marketing growth initiatives that grew at a rate consistent with sales, $12.2 million of bad debt expense from existing businesses that is mostly non-recurring, $6.3 million in higher amortization from recently acquired businesses, $3.5 million of higher depreciation largely resulting from investments in IT systems, and incremental expenses from recently acquired businesses, partially offset by savings from productivity improvement initiatives.

R&D (consisting principally of internal and contract engineering personnel costs) increased $10.0 million during 2018 as compared to 2017 due to incremental year-over-year investments in product development initiatives and expenses from recently acquired businesses. On a year-over-year basis, R&D expenses as a percentage of sales were flat as the investments in product development initiatives grew at the same rate as sales.

Operating Profit

Operating profit decreased $1.2 million during 2018 as compared to 2017 and as a percent of sales, decreased from 20.0% of sales in 2017 to 18.7% of sales in 2018. The decrease in operating profit is due primarily due to the following:

•

Higher 2018 sales volumes from existing businesses, price increases and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives that were more than offset by continued investments in sales and marketing growth initiatives, higher bad debt expense, and unfavorable sales mix - unfavorable 90 basis points

•	The dilutive impact of recently acquired businesses - unfavorable 40 basis points

Income Taxes

General

Our operating results were included in Fortive’s consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. We account for income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if we were filing separate returns. Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in our financial statements. We record the tax effect of discrete items and items that are reported net of tax effects in the period in which they occur.

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The U.S. government is still issuing significant amounts of TCJA guidance that we expect to continue into the foreseeable future. We are actively monitoring the impact of new Treasury Regulations. Any future adjustments resulting from retrospective guidance issued after June 26, 2020 will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

Our effective tax rate can be affected by, among other items, changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws, including legislative policy changes that may result from the Organization for Economic Co-operation and Development’s (“OECD”) initiative on Base Erosion and Profit Shifting.

The CARES Act is an emergency economic stimulus package in response to the COVID-19 outbreak which, among other things, contains numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. We anticipate the provisions of the CARES Act will impact income tax in 2020, however we have not identified material impacts to the tax provision as of June 26, 2020. We will continue to evaluate the impact of the CARES Act as new clarifying guidance is issued throughout 2020.

As part of Fortive, the amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. We perform a comprehensive review of our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary.

Comparison of the Six-Month Periods Ended June 26, 2020 and June 28, 2019

Our effective tax rate for the six months ended June 26, 2020 was 42.1% as compared to 23.4% for the six months ended June 28, 2019. The year-over-year increase for the six-month period ended June 26, 2020 compared to the six-month period ended June 28, 2019 was due primarily to a non-deductible goodwill impairment.

Our effective tax rate for 2020 and 2019 differs from the U.S. federal statutory rate of 21% due primarily to the positive and negative effects of the Tax Cuts and Jobs Act (“TCJA”), U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

Comparison of the Years Ended December 31, 2019, 2018 and 2017

Our effective tax rate for the years ended December 31, 2019, 2018 and 2017 was 22.8%, 24.0% and 28.7%, respectively.

Our effective tax rate for 2019 and 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

Our effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the United States taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

Inflation

The effect of inflation on our sales and net earnings was not significant for all periods presented.

Risk Management

We are exposed to market risk from changes in foreign currency exchange rates, credit risk and commodity prices, each of which could impact our combined financial statements. We generally address exposure to these risks through our normal operating and financing activities. In addition, our broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on our operating profit as a whole.

Foreign Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of Parent’s equity. A 10% change in major currencies relative to the U.S. dollar at December 31, 2019 and June 26, 2020 would have resulted in a $87.4 million and $80.7 million impact to Parent’s equity, respectively.

Currency exchange rates negatively impacted reported sales during the six-month period year ended June 26, 2020 by 2.4% as compared to the comparable period in 2019, as the U.S. dollar was, on average, stronger against most major currencies during the first six months of 2020 as compared to exchange rates during the comparable period of 2019. If the exchange rates in effect as of June 26, 2020 were to prevail throughout 2020, currency exchange rates would negatively impact 2020 estimated sales by approximately 1.7% relative to our performance in 2019. In general, additional weakening of the U.S. dollar against other major currencies would positively impact our sales and results of operations on an overall basis, and any further strengthening of the U.S. dollar against other major currencies would adversely impact our sales and results of operations.

As part of Fortive, we have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in our financial statements.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables from customers and franchisees. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. We perform credit evaluations of our customers’ financial conditions and also obtain collateral or other security as appropriate. Notwithstanding these efforts, the current distress in the global economy resulting from COVID-19 may increase the difficulty in collecting receivables.

The assumptions used in evaluating our exposure to credit losses associated with our financing receivables portfolio involve estimates and significant judgment. Holding other estimates constant, a 10% increase or decrease in the expected loss rate on the consumer portfolio would have resulted in a change in the allowance for credit losses of approximately $4 million as of December 31, 2019 and $6 million as of June 26, 2020.

No customer accounted for more than 10% of combined sales during all periods presented.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to “Risk Factors.”

Liquidity and Capital Resources

As part of Fortive, we are dependent upon Fortive for all our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of our operations. Financial transactions relating to us are accounted for through our Net Parent investment account. Accordingly, none of Fortive’s cash, cash equivalents or debt at the Fortive corporate level has been assigned to us in the accompanying financial statements. During the years ended December 31, 2019, 2018 and 2017 as well as the six-month periods ended June 26, 2020 and June 28, 2019, we generated sufficient cash from operating activities to fund our capital spending.

Management assesses our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. We generate substantial cash from operating activities and expect that our operating cash flow and other sources of liquidity, including our Senior Credit Facilities, will be sufficient following the distribution to allow us to manage our capital structure over the next twelve months and continue to invest in existing businesses and consummating strategic acquisitions.

However, we cannot assure you that our net cash provided by operating activities, cash and equivalents or cash available under our Senior Credit Facilities will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future and if availability under our Senior Credit Facilities is not sufficient we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to the Separation and Our Relationship with Fortive—We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”

Overview of Cash Flows and Liquidity

Following is an overview of our cash flows and liquidity:

	Six Months Ended		Year Ended December 31,
($ in millions)	June 26, 2020	June 28, 2019	2019	2018	2017
Net cash provided by operating activities	$234.7	$173.4	$545.2	$421.0	$363.8

Cash paid for acquisitions and equity investments, net of cash received	$(9.5)	$—	$(2.4)	$(80.8)	$(190.4)
Payments for additions to property, plant and equipment	(14.0)	(16.4)	(38.0)	(42.4)	(68.4)
Proceeds from sale of property	0.3	—	0.1	0.6	0.5

Net cash used in investing activities	$(23.2)	$(16.4)	$(40.3)	$(122.6)	$(258.3)

Net transfers to Parent	(183.2)	$(157.4)	$(299.4)	$(311.9)	$(117.1)
Net proceeds from (repayments of) related-party borrowings	(22.9)	—	(190.5)	16.3	(5.3)
Net proceeds from (repayments of) short-term borrowings	(2.9)	5.4	(2.5)	8.8	8.7
Other financing activity	(0.9)	(5.4)	(7.4)	(3.7)	(1.1)

Net cash used in financing activities	$(209.9)	$(157.4)	$(499.8)	$(290.5)	$(114.8)

Comparison of Cash Flows for the Six-Month Periods Ended June 26, 2020 and June 28, 2019

Operating cash flows increased by $61.3 million during the six-month period ended June 26, 2020 as compared to the comparable period in 2019.

•

2020 operating cash flows were impacted by lower net earnings for the first six months of 2020 as compared to the comparable period in 2019. Net earnings for the six-month period ended June 26, 2020 were impacted by a year-over-year decrease in operating profits of $133.6 million. The year-over-year decrease in operating profit was impacted by the non-cash goodwill impairment charge of $85.3 million. The goodwill impairment charge is a noncash expense that decreases earnings without a corresponding impact to operating cash flows.

•

The aggregate of accounts receivable, long-term financing receivables, inventories, and trade accounts payable provided $60.5 million of operating cash flows during the first six months of 2020 compared to using $15.4 million in the comparable period of 2019. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by decreasing the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are noncash transactions.

•

The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities used $15.7 million of operating cash flows during the six months of 2020 as compared to using $47.1 million in the comparable period of 2019. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities increased by $6.8 million during the six-month period ended June 26, 2020 as compared to the comparable period in 2019 due to cash paid for investments which was partially offset by a decrease in capital expenditures.

Net cash used in financing activities increased by $52.5 million during the six-month period ended June 26, 2020 as compared to the comparable period in 2019 due to repayments of related-party borrowings with Fortive.

Comparison of Cash Flows for the Years Ended December 31, 2019 and December 31, 2018

Operating cash flows increased by $124.2 million during 2019 as compared to 2018.

•

2019 operating cash flows benefited from higher net earnings that were driven by higher operating profit. Depreciation decreased by $3.1 million and amortization increased by $1.2 million in 2019 compared to 2018. Depreciation and amortization are non-cash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of Accounts receivable, Long-term financing receivables, Inventories, and Trade accounts payable provided $50.0 million of operating cash flows during 2019 compared to using $106.3 million of cash during 2018. The amount of cash flow generated from or used by the aggregate of Accounts receivable, Inventories and Trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are non-cash transactions.

•

The aggregate of Prepaid expenses and other assets and Accrued expenses and other liabilities used $51.8 million of operating cash flows in 2019 as compared to providing $35.6 million of operating cash flows in 2018. This difference is due primarily to the timing of prepaid and accrued expenses and tax- related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $82.3 million during 2019 as compared to 2018 due to businesses acquired in 2018 and a year-over-year decrease in capital expenditures.

Net cash used in financing activities increased by $209.3 million during 2019 as compared to 2018, due to cash settlements of related-party loans payable in 2019.

Comparison of Cash Flows for the Years Ended December 31, 2018 and December 31, 2017

Operating cash flows increased by $57.2 million during 2018 as compared to 2017.

•

2018 operating cash flows benefited from higher net earnings, including the impact of a decrease in the effective income tax rate, which was partially offset by the impact of the 2017 non-cash acquisition-related gain of $15.3 million and higher year-over-year depreciation and amortization of $20.3 million largely attributable to recently acquired businesses. Depreciation and amortization are non-cash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of Accounts receivable, Long-term financing receivables, Inventories, and Trade accounts payable used $106.3 million of operating cash flows during 2018 compared to using $32.8 million of cash during 2017. The amount of cash flow generated from or used by the aggregate of Accounts receivable, Inventories and Trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are non-cash transactions.

•

The aggregate of Prepaid expenses and other assets and Accrued expenses and other liabilities provided $35.6 million of operating cash flows in 2018 as compared to using $30.0 million of operating cash flows in 2017. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $135.7 million during 2018 as compared to 2017 due to less cash paid for acquisitions and decreases in capital expenditures.

Net cash used in financing activities increased by $175.7 million during 2018 as compared to 2017, as more cash was transferred to Fortive due to decreases in investing cash outflows.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our contractual obligations as of December 31, 2019 under (1) purchase obligations, (2) operating lease obligations, and (3) other long-term liabilities reflected on the balance sheet under GAAP. There were no material changes in our contractual obligations during the six-month period ended June 26, 2020.

($ in millions)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual obligations(a):
Purchase obligations(b)	$130.8	$118.3	$12.5	$—	$—
Operating lease obligations(c)	44.9	13.7	13.7	5.7	11.8
Other long-term liabilities reflected on the balance sheet under GAAP(d)	295.5	—	46.0	24.4	225.1

Total	$471.2	$132.0	$72.2	$30.1	$236.9

(a)	All Related-party Borrowings will be settled prior to the distribution, and as such, are excluded from this table.
(b)

Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

(c)	Includes future lease payments for operating leases having initial noncancelable lease terms in excess of one year.
(d)

Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, litigation claims, postretirement benefits, pension benefit obligations, net tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.

Off-Balance Sheet Arrangements

In the normal course of business, we periodically enter into agreements that require us to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of the use of our products or claims alleging that our products infringe third party intellectual property. Historically, we have not experienced significant losses on these types of indemnification obligations.

Guarantees consist of outstanding standby letters of credit, bank guarantees, and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure the Company’s obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, it would not have a material effect on our financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes. These subsidiaries will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of our subsidiaries’

common stock. Following the distribution, the unconditional guarantees provided by our subsidiaries will be terminated.

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of off-balance sheet commitments as of December 31, 2019. There were no material changes in our off-balance sheet commitments during the six-month period ended June 26, 2020.

	Amount of Commitment Expiration per Period
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees	$1,474.2	$6.9	$1,447.1	$7.8	$12.4

Other Off-Balance Sheet Arrangements

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as claims for damages arising out of the use of products or relating to intellectual property matters, commercial disputes, environmental matters or tax matters. We have not included any such items in the contractual obligations table above because they relate to unknown conditions and we cannot reasonably estimate the potential liabilities from such matters; but we do not expect that any such liability will have a material effect on our financial statements.

Legal Proceedings

Refer to Note 15 in the accompanying audited combined financial statements and Note 8 in the accompanying unaudited combined condensed financial statements for information regarding legal proceedings and contingencies. For a discussion of risks related to legal proceedings and contingencies, refer to the section entitled “Risk Factors” above.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our audited combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our combined financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to the accompanying combined financial statements.

Accounts and Financing Receivables: On January 1, 2020, we adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Concurrent with our adoption of ASU 2016-13, we updated our methodology for estimating the allowance for credit losses as provided below:

We maintain allowances for credit losses to reflect expected credit losses inherent in our portfolio of receivables. Determination of the allowances requires us to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances and, therefore, net earnings. The allowances for credit losses represent management’s best estimate of the credit losses expected from our trade accounts and financing receivable portfolios over the remaining contractual life. We pool assets with similar risk characteristics for this measurement based on attributes that may include asset type, duration, and/or credit risk rating. The future expected losses of each pool are estimated based on numerous quantitative and qualitative factors reflecting management’s estimate of collectibility over the remaining contractual life of the pooled assets, including;

•	portfolio duration;

•	historical, current, and forecasted future loss experience by asset type;

•	historical, current, and forecasted delinquency and write-off trends;

•	historical, current, and forecasted economic conditions; and

•	historical, current, and forecasted credit risk.

Expected credit losses of the financing receivables originated during the six months ended June 26, 2020, as well as changes to expected credit losses during the same period, are recognized in earnings.

We regularly perform detailed reviews of our accounts receivable and financing receivables portfolios to determine if changes in the aforementioned qualitative and quantitative factors have impacted the adequacy of the allowances.

Recent deterioration in overall global economic conditions and worldwide capital markets as a result of the COVID-19 pandemic may negatively impact our customers’ ability to pay and, as a result, may increase the difficulty in collecting trade accounts and financing receivables. We did not realize notable increases in loss rates and delinquencies during the six months ended June 26, 2020, and given the nature of our portfolio of receivables, our historical experience during times of challenging economic conditions, and our forecasted future impact of COVID-19 on our customers’ ability to pay, we did not record material provisions for credit losses as a result of the COVID-19 pandemic during the six months ended June 26, 2020. If the financial condition of our customers were to deteriorate beyond our current estimates, resulting in an impairment of their ability to make payments, we would be required to write-off additional receivable balances, which would adversely impact our net earnings and financial condition.

Prior to the adoption of ASU No. 2016-13, the level of the allowances was based on many quantitative and qualitative factors including historical loss experience by receivable type, portfolio duration, delinquency trends, economic conditions and credit risk quality.

Inventories: We record inventory at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We estimate the net realizable value of inventory based on assumptions of future demand and related pricing. Estimating the net realizable value of inventory is inherently uncertain because levels of demand, technological advances and pricing competition in many of our markets can fluctuate significantly from period to period due to circumstances beyond our control. If actual market conditions are less favorable than those projected, we could be required to reduce the value of our inventory, which would adversely impact our financial statements. Refer to Note 4 to the accompanying audited combined financial statements.

Acquired Intangibles: Our business acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges we may incur. Refer to Notes 2, 3, and 7 to the accompanying audited combined financial statements for a description of our policies relating to goodwill, acquired intangibles and acquisitions.

In performing our goodwill impairment testing, we estimate the fair value of our reporting units primarily using a market-based approach. We estimate fair value based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market-based approach, we make judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data, as well as judgments about the comparability of the market proxies selected. In certain circumstances we also evaluate other factors, including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance, in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.

In 2019, we had five reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. We believe the impairment risk associated with these reporting units generally decreases as we integrate these businesses and better position them for potential future earnings growth. The carrying value of the goodwill included in each individual reporting unit ranges from $15.2 million to approximately $742.0 million. Our annual goodwill impairment analysis in 2019 indicated that, in all instances, the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge.

The excess of the estimated fair value over carrying value for each of our reporting units (expressed as a percentage of carrying value for the respective reporting unit) as of the annual testing date ranged from approximately 5.0% to approximately 1,300%.

In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value for each of our reporting units (expressed as a percentage of carrying value for the respective reporting unit) ranged from approximately (5.0)% to approximately 1,200%. We evaluated other factors relating to the hypothetical fair value of the reporting unit that was below the carrying value, including results of the estimated fair value using an income approach, market positions of the businesses, comparability of market sales transactions and financial and operating performance, and concluded no impairment charge was required.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We also test intangible assets with indefinite lives at least annually for impairment. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would need to be taken against net earnings which would adversely affect our financial statements.

In connection with management’s updated forecast for the Telematics business that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, management determined the change in forecast indicated the related carrying value of goodwill may not be recoverable and performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020. This analysis resulted in an impairment of $85.3 million. Refer to Note 3 in the unaudited combined condensed financial statements for information regarding management’s assumptions used in determining the fair value of the reporting unit.

Contingent Liabilities: As discussed in Note 15 to the accompanying audited combined financial statements, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 15 to the accompanying audited combined financial statements. If the reserves established with respect to these contingent liabilities are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our financial statements.

Revenue Recognition: We derive revenues from the sale of products and services. On January 1, 2018, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. Refer to Note 11 to the accompanying audited combined financial statements for additional information on our adoption of this ASU. If our judgments regarding revenue recognition prove incorrect, our reported revenues in particular periods may be adversely affected. Historically, our estimates of revenue have been materially correct.

Stock-Based Compensation: For a description of our stock-based compensation accounting practices refer to Note 16 to the accompanying audited combined financial statements. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require subjective assumptions, including the expected life of the awards, stock price volatility, and expected forfeiture rate. The assumptions used in calculating the fair value of stock-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If actual results are not consistent with our assumptions and estimates, our equity-based compensation expense could be materially different in the future.

Pensions: For a description of our pension accounting practices refer to Note 10 to the accompanying audited combined financial statements. Certain of our employees participate in noncontributory defined benefit pension plans. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, mortality rates and other factors. If the assumptions used in calculating pension and other post-retirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors), our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans during 2019 would have an insignificant effect to the amounts recorded in the financial statements as of December 31, 2019.

Our plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets and ranged from 2.75% to 6.00%. If the expected long-term rate of return on plan assets during 2019 was reduced by 50 basis points, the impact to pension expense in 2019 would be insignificant.

Income Taxes: For a description of our income tax accounting policies refer to Note 2 and Note 12 in the accompanying audited combined financial statements.

Our domestic and foreign operating results are included in the income tax returns of Parent. We account for income taxes under the separate return method. Under this approach, we determine our deferred tax assets and liabilities and related tax expense as if we were filing separate tax returns. The accompanying Combined Balance Sheets do not contain current taxes payable or other long-term taxes payable liabilities, with the exception of certain unrecognized tax benefits which will remain with us, as such amounts are deemed settled with Fortive when due and therefore are included in Parent’s equity. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected in our Combined Statements of Earnings. We establish valuation allowances for our deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

We provide for unrecognized tax benefits when, based upon the technical merits, it is “more-likely-than-not” that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. We will retain certain tax liabilities associated with our separate tax return filings. Tax liabilities arising from returns with both Fortive and our businesses will remain with Fortive after the distribution.

Corporate Allocations: We have historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to us and are reflected as expenses in the accompanying audited combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to us for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by us. Refer to Note 19 to the accompanying audited combined financial statements for a description of our corporate allocations and related party transactions.

New Accounting Standards

For a discussion of new accounting standards relevant to us, refer to Note 2 in the accompanying unaudited combined condensed financial statements.

BUSINESS

Our Company

We are a global industrial technology company that focuses on critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create stockholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which is known as the Vontier Business System (VBS) and is derived from the Fortive Business System (FBS), designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies utilize the Vontier Business System to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating our competitive advantages in the markets we serve.

In the mobility technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands. We market our products and services globally with approximately $500 million of our 2019 sales coming from high-growth markets. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific (with the exception of Japan and Australia). We serve our major markets with local manufacturing, sales, and service capabilities that offer tailored solutions for local customers based on their unique needs. With research and development for our mobility technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately 69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology offerings strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as SaaS to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of December 31, 2019, our telematics business had deployed solutions in over 480,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We also deliver a broad set of vehicle repair tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,800 franchised mobile distributors. Franchisees purchase vehicle repair tools, equipment and services from us and resell to end customers directly. In 2019, our Matco franchisees served over 140,000 automotive repair shops and over 600,000 technicians. To complement our offering of Matco vehicle repair tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

The chart below illustrates our 2019 sales based on end market and geography.

2019 Sales
By End Market	By Geography

The chart below illustrates the total amount and percentage of total sales contributed by similar products or services accounting for 10% or more of our combined sales for the years ended December 31 ($ in millions):

	2019	2018	2017
Retail/commercial fueling	$1,904.3	$1,768.1	$1,631.8
Percentage of total	68.7%	66.3%	65.3%
Vehicle repairs	510.3	503.6	492.5
Percentage of total	18.4%	18.9%	19.7%
Other(a)	357.5	394.2	373.9
Percentage of total	12.9%	14.8%	15.0%

Total	$2,772.1	$2,665.9	$2,498.2

(a)

“Other” includes the Company’s Telematics, Smart City Solutions and Wheel Service Equipment products, each of which represents a single class of similar products or services that accounted for less than 10% of the Company’s combined revenue in each of the last three fiscal years.

Mobility Technologies Products

Through our mobility technologies products, we are a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. Our mobility technologies products are comprised of:

•

Retail/Commercial Fueling: Our retail/commercial petroleum products include environmental monitoring and leak detection systems; vapor recovery equipment; fuel dispenser systems for petroleum and compressed natural gas; high-speed chargers for EVs; point-of-sale and secure and automated electronic payment technologies for retail petroleum stations; submersible turbine pumps; and remote monitoring and outsourced fuel management SaaS offerings, including compliance services, fuel system maintenance, fleet management software solutions, and inventory planning and supply chain support. Typical users of these products include independent and company-owned retail petroleum stations, high-volume retailers, convenience stores and commercial vehicle fleets. Our retail/commercial petroleum products are marketed under a variety of brands, including ANGI, GILBARCO, ORPAK, RED JACKET and VEEDER-ROOT.

•

Telematics: Our telematics products include vehicle tracking and fleet management hardware and software solutions offered as SaaS that fleet managers use to position and dispatch vehicles, manage fuel consumption and promote vehicle and driver safety, compliance, operating efficiency and productivity. Typical users of these solutions span large and small fleet owners in a variety of industries and include businesses and other organizations that manage vehicle fleets. Our telematics products are marketed under a variety of brands, including TELETRAC NAVMAN.

•

Smart City: Our smart city solutions focus on improving public transportation travel times, fuel costs and on-time performance. Solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. Typical users of these solutions include public transit and emergency vehicles with applications in broader public transport. Our smart city solutions are provided under a variety of brands, including GTT and OPTICOM.

Customers in this line of business choose suppliers based on several factors, including product features, performance and functionality, the supplier’s geographic coverage and the other factors described under “Competition.” Sales are generally made through independent distributors and our direct sales personnel.

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Retail /Commercial Fueling	Includes monitoring and leak detection systems, fuel dispenser systems, high-speed chargers for EVs, point-of-sale and secure and automated electronic payment technologies	~$7.0	MSD
	Telematics	Includes vehicle tracking and fleet management hardware and software solutions	~$5.0	HSD
	Smart City Solutions	Includes solutions that connect and communicate with intersections, vehicles and emergency / transit operating systems to change traffic flow	~$8.0	MSD

Total Mobility Technologies			~$20.0	MSD

*	Based on 2019 industry sales and management estimates.
**	Based on the compound annual growth rates of large industry companies

Diagnostics and Repair Technologies Products

Our products consist of:

•

Vehicle Repairs: We manufacture and distribute vehicle repair tools, toolboxes and automotive diagnostic equipment and software through our network of franchised mobile distributors, who sell primarily to professional mechanics under the MATCO brand.

•

Wheel-Service Equipment: We produce a full line of wheel-service equipment for automotive tire installation and repair shops, including brake lathes, tire changers, wheel balancers and wheel weights sold through direct sales personnel and independent distributors and distributed under various brands including the AMMCO and COATS brands.

Customers in the line of business choose suppliers based on several factors, including relevant innovative features, convenience and the other factors described under “Competition.”

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Vehicle Repairs	Includes vehicle repair tools, toolboxes and automotive diagnostic equipment and software	~$6.0	LSD
	Wheel-Service Equipment	Includes full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights	~$1.0	LSD

		Total Diagnostics and Repair Technologies	~$7.0	LSD

*	Based on 2019 industry sales and management estimates
**	Based on the compound annual growth rates of large industry companies

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evolution of smart cities, among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for mobility technologies is approximately $20.0 billion in annual sales and is expected to grow mid-single digits in 2020. Based on management’s estimates, the market size for diagnostics and repair technologies is approximately $7.0 billion in annual sales and is expected to grow low-single digits in 2020. Growth in our industry is driven by a broad array of factors, including global GDP, the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers

•	Increasing regulation regarding enhanced payment security requirements

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives

•

Increasing need for connected vehicle solutions globally and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions

•	Growing penetration of electric vehicles is creating emerging opportunities across the “mobility infrastructure industry”

Our Competitive Strengths

We believe we have significant competitive strengths driven by our unique culture and our leading global positions across key market segments. Some of our key competitive advantages are:

•

Leading Brands in Attractive Markets.    Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

•

Global Presence and Reach.    We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

•

Investment in EV Technology.    We believe we are well positioned to leverage the growing electric vehicle, or EV, market with our minority investments in Tritium and Driivz. Tritium is a technology leader in high-speed charging for EVs and has a global footprint, with installations in 30 countries, and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc. Driivz is an intelligent cloud-based software platform supporting EV service providers with operations management, energy optimization, billing and roaming capabilities, as well as driver self-service apps. The Tel Aviv, Israel-based company offers solutions currently used by more than 500,000 drivers and supporting over 130 types of charging stations.

•

A Strong Position in Connected and Integrated Workflow Solutions.    With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

•

Attractive Margins and Strong Cash Flow Generation.    Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in 2019, to mitigate volatility and cyclicality across our business portfolio and over the past three years, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over the last three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

•

Vontier Business System.    Our operating businesses within our business portfolio have leveraged the fundamental Fortive Business System, or FBS, tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our Vontier Business System will improve customer satisfaction and accelerate significant competitive advantage.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

•

Build Competitive Advantage Through Innovation That Our Customers Value    In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

•

Leverage and Expand Our Global Business Presence.    Approximately 35% of our sales were generated outside the U.S. in 2019, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We have increased revenues generated in high-growth markets from approximately 14% in 2016 to approximately 18% in 2019, and we expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

•

Attract and Retain Talented Employees.    We believe that our team of talented employees, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and employees globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

•

Drive Continuous Improvement Through Application of Our Business System.    All of our operations and employees use our business system founded on FBS to drive continuous improvement, measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

•

Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio.    We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

Research and Development

We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of our existing products and expanding the applications for which uses of our products are appropriate. Research and development costs are expensed as incurred.

Manufacturing and Service Capabilities

We currently operate 20 manufacturing and 10 service facilities across 14 countries worldwide. Our facilities are strategically located near our customers to in order to provide tailored solutions for local customers based on their unique needs.

Materials

Our manufacturing operations employ a wide variety of raw materials, including electronic components, steel, plastics and other petroleum-based products, cast iron, aluminum and copper. Prices of oil and gas affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources.

During 2019, we had no raw material shortages that had a material effect on our business. For a further discussion of risks related to the materials and components required for our operations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Intellectual Property

We own numerous patents, trademarks, copyrights and trade secrets and licenses to intellectual property owned by others. Although in aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to our business as a whole. From time to time we engage in litigation to protect, defend or enforce our intellectual property rights, and may also be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property of others. For a discussion of risks related to our intellectual property, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Competition

We believe that we are a leader in many of our served markets. Although we generally operate in highly competitive markets, our competitive position cannot be determined accurately since none of our competitors offer all of the same product and service lines or serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than we are in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations and increasing consolidation in particular markets. The number of competitors varies by product and service line. Our management believes that we have a market leadership position in most of the markets we serve. Key competitive factors vary among our products and service lines but include the specific factors noted above with respect to each particular product or service line, and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Seasonal Nature of Business

General economic conditions impact our business and financial results, and certain portions of our business experience seasonal and other trends related to the industries and end markets that they serve. For example, capital equipment sales are often stronger in the fourth calendar quarter and sales to OEMs are often stronger immediately preceding and following the launch of new products. However, as a whole, we are not subject to material seasonality.

Working Capital

We maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items. In addition, our sales and payment terms are generally similar to those of our competitors.

Backlog

Backlog includes unfulfilled orders and the annual average contract value of signed contracts for our SaaS product offerings. Backlog as of December 31, 2019 and 2018 was $387.8 million and $452.5 million, respectively. We expect that a majority of the unfilled orders as of December 31, 2019 will be delivered to customers within two to three months of such date. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of our products and the shortening of product life cycles, we believe that backlog in 2019 is indicative of short-term sales performance but not necessarily a reliable indicator of medium or long-term sales performance.

Employee Relations

As of December 31, 2019, we employed approximately 8,400 persons, of whom approximately 3,700 were employed in the U.S. and approximately 4,700 were employed outside of the U.S. Of our U.S. employees, approximately 820 were hourly-rated, unionized employees. Outside the U.S., we have government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of our employees are represented by unions and/or works councils. For a discussion of risks related to employee relations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Government Contracts

Although the substantial majority of our sales in 2019 was from customers other than governmental entities, we have agreements relating to the sale of products to government entities. As a result, we are subject to various statutes and regulations that apply to companies doing business with governments and government-owned entities. For a discussion of risks related to government contracting requirements, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Regulatory Matters

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our business must comply with. For a description of risks related to the regulations that our business is subject to, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. For a discussion of the environmental laws and regulations that our operations, products and services are subject to and other environmental contingencies, please refer to Note 15 to the audited Combined Financial Statements included in this information statement. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, such as:

•

the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer and re-export of certain dual-use goods, technology and software (which are items that have both commercial and military or proliferation applications);

•

the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulations administered by U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export/import control and economic sanction regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

International Operations

We are a global industrial technologies company. Our products and services are available in markets worldwide, and our principal markets outside the United States are in Europe, Asia, Middle East and Latin America. We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides sales that may help offset economic trends that are specific to individual economies and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target high-growth markets.

The manner in which our products and services are sold outside the U.S. differs by end market and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the U.S., though we also sell directly from the U.S. into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors. For a discussion of risks related to our non-U.S. operations and foreign currency exchange, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Major Customers

No customer accounted for more than 10% of combined sales in 2019, 2018 or 2017.

Properties

Our corporate headquarters are located in Raleigh, North Carolina, in a facility that we lease. As of December 31, 2019, our facilities included 174 facilities, including 34 significant facilities, which are used for manufacturing, distribution, warehousing, research and development, general administrative and/or sales functions. 16 of these significant facilities are located in the U.S. in 11 states and 10 are located outside the U.S. in 12 other countries in Asia Pacific, Europe and Latin America. These significant facilities cover approximately 3.3 million square feet, of which approximately 2.1 million square feet are owned and approximately 1.2 million square feet are leased. Particularly outside the U.S., facilities may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 14 to the audited Combined Financial Statements included in this information statement for additional information with respect to our lease commitments.

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows. Please refer to Note 15 to the audited Combined Financial Statements in this information statement for more information.

MANAGEMENT

Executive Officers

The following table sets forth information, as of September 1, 2020, with respect to the individuals who serve as our executive officers, including their positions, and is followed by a biography of each such individual.

Name	Age	Position
Mark D. Morelli	56	President and Chief Executive Officer; Director Nominee
David H. Naemura	51	Senior Vice President, Chief Financial Officer and Treasurer
Kathryn K. Rowen	41	Senior Vice President and General Counsel
Andrew Nash	56	Senior Vice President, Human Resources

Mark D. Morelli has served as our President and Chief Executive Officer since January 2020 and will serve as a member of our Board of Directors commencing immediately upon completion of the distribution. Mr. Morelli previously served as President and Chief Executive Officer of Columbus McKinnon Corporation from February 2017 to January 2020 and prior to that served as President and Chief Operating Officer of Brooks Automation, Inc. from January 2012 to March 2016. Prior to serving at Brooks Automation, Inc., Mr. Morelli was the Chief Executive Officer of Energy Conversion Devices, an alternative energy company (which voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code within one year after the date on which Mr. Morelli ceased to serve as its Chief Executive Officer). Prior to that, Mr. Morelli served in various positions with United Technologies Corporation from June 1993 to September 2007, where he progressed through product management, marketing, strategy and increasing responsibilities of general management. Mr. Morelli began his career as a U.S. Army officer and helicopter pilot, serving as a company commander of an attack helicopter unit. Mr. Morelli brings to us a track record of delivering strong operational results and driving improvements in innovation to accelerate long-term growth and has demonstrated a strategic ability to build a company for long-term success.

David H. Naemura has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2020. Mr. Naemura previously served as Chief Financial Officer of Gates Industrial Corporation from March 2015 to January 2020. Prior to his time at Gates Industrial Corporation, Mr. Naemura served as Vice President of Finance and Group Chief Financial Officer at Danaher Corporation from April 2012 to March 2015, overseeing many of the businesses within our portfolio, and previously served as Danaher Corporation’s Test & Measurement Communications Platform CFO from January 2009 to April 2012. Prior to serving at Danaher Corporation, Mr. Naemura was employed by Tektronix Corporation from August 2000 to January 2009, including during its acquisition by Danaher Corporation in 2007.

Kathryn K. Rowen has served as our Senior Vice President and General Counsel since September 1, 2020 and prior thereto served as Vice President, Corporate Social Responsibility, Employment and Litigation of Fortive Corporation from January 2020 to August 2020. Ms. Rowen also served as Vice President, Labor & Employment and Litigation from January 2017 to January 2018 of Fortive Corporation. Prior to joining Fortive Corporation, Ms. Rowen served at Raytheon Company in legal roles of increasing responsibility from October 2011 to January 2017.

Andrew Nash has served as our Senior Vice President, Human Resources since January 2020 and prior thereto served as Vice President, Global Human Resources (Transportation Technologies & Franchise Distribution) of Fortive Corporation from August 2018 to December 2019 and as Vice President, Global Human Resources (Transportation Technologies) of Fortive Corporation from July 2016 to August 2018. Prior to his time at Fortive Corporation, Mr. Nash served at Gilbarco Inc., a subsidiary of Danaher Corporation, as Vice President, Global Human Resources from December 2009 to July 2016.

Board of Directors Following the Distribution

The following table sets forth information, as of September 1, 2020, with respect to the individuals who are expected, as of the date of this information statement, to serve on the Board following the completion of the distribution, and is followed by a biography of each such individual. Additional directors of the Company may be identified prior to completion of the distribution, and the names and biographies of such additional persons, if any, will be provided in subsequent amendments to this information statement.

Name	Age	Position
Mark D. Morelli	56	President and Chief Executive Officer; Director Nominee
Karen C. Francis	57	Chair; Director Nominee
Gloria R. Boyland	59	Director Nominee
Martin Gafinowitz	61	Director
Andrew D. Miller	59	Director Nominee

The biography of Mark D. Morelli is set forth under the section entitled “Management–Executive Officers.”

Karen C. Francis served on the Board of Directors of Telenav, Inc. from December 2016 to November 2019. Ms. Francis served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to that, she served as a director of The Hanover Insurance Group, Inc. from May 2014 to May 2017 and AutoNation, Inc. from February 2016 to April 2018. In addition, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave, Nauto and Wind River. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division. Ms. Francis brings to our Board of Directors her experience as a Chief Executive Officer, director, strategic advisor and investor with a deep knowledge of corporate governance and a strong track record of successfully building companies and businesses across multiple industries and sizes.

Gloria R. Boyland has served as a member of the Board of Chesapeake Energy Corporation (NYSE: CHK) since December 2016. Ms. Boyland serves as a member of the Audit and Nominating and Governance Committees of Chesapeake Energy Corporation. Ms. Boyland was Corporate Vice President of Operations & Service Support, responsible for leadership of operational cost reduction and process improvement initiatives, operations technology innovation, service quality improvement, customer experience, and new service offerings, at FedEx Corporation (NYSE: FDX), a $50 billion global transportation service provider, until her retirement in January 2020. Ms. Boyland joined FedEx Corporation in 2004 and was Staff Vice President, Service Experience Leadership from 2004 - 2016. Prior to joining FedEx, she held a broad variety of positions with increasing responsibility, including Customer Experience Management, Quality Management Systems, Business Development, Acquisition Integration, and general management. Ms. Boyland received a FedEx Corporate Five Star Award for the transformation of its Service Quality Index, which internally measures critical experience touchpoints that drive FedEx customer loyalty. Ms. Boyland currently sits on the board of the Memphis Brooks Museum and is a sponsor for Teach For America. Ms. Boyland brings to our Board of Directors significant operational and logistical experience. In addition, through her leadership role with a large, global company in the transportation industry, she has insight into the business practices that are critical to the success of Vontier.

Martin Gafinowitz has served as a Senior Vice President of Fortive Corporation since July 2016 and as a member of our Board of Directors since September 2019. Prior to July 2016, Mr. Gafinowitz served as Senior Vice President-Group Executive of Danaher from March 2014 to July 2016 after serving as Vice President-Group Executive of Danaher from 2005 to March 2014. Mr. Gafinowitz brings to our Board of Directors extensive prior experience in our businesses and our industry from his service as a Senior Vice President of Fortive and of Danaher.

Andrew D. Miller has served on the Board of Directors of iRobot Corporation since September 2016. Mr. Miller serves as chair of the Audit Committee and a member of the Nominating and Governance Committee of iRobot Corporation.

Mr. Miller has also served on the Board of Directors of Verint Systems Inc., a global software and cloud provider of Actionable Intelligence solutions, since December 2019. Mr. Miller is a member of the Audit Committee of Verint Systems Inc. Mr. Miller most recently served as executive vice president and chief financial officer of PTC, a provider of software technology platforms and solutions, from early 2015 until May 2019. At PTC, he was responsible for global finance, tax and treasury, investor relations, information technology, pricing, corporate real estate, and customer administration. From 2008 to 2015, Mr. Miller served as chief financial officer of Cepheid, a high-growth molecular diagnostics company. While at Cepheid, he built world-class finance and information technology teams and a nationally recognized investor relations program. Mr. Miller has also served in financial leadership roles at Autodesk, MarketFirst Software, Cadence Design Systems, and Silicon Graphics. He is a former director of United Online. Mr. Miller brings to our Board of Directors his extensive experience in financial leadership roles, significant experience in investor relations and background in software and information technology.

Composition of Board

Upon completion of the distribution, our Board is expected to consist of five members.

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. The class I directors, whose terms will expire at the first annual meeting of our stockholders following the completion of the distribution, will be Ms. Francis and Mr. Morelli. The class II directors, whose terms will expire at the second annual meeting of our stockholders following the completion of the distribution, will be Messrs. Gafinowitz and Miller. The class III director, whose terms will expire at the third annual meeting of our stockholders following the completion of the distribution, will be Ms. Boyland.

Majority Voting Standard

Upon completion of the distribution, our amended and restated bylaws are expected to provide for majority voting in uncontested director elections, and the Board is expected to adopt a director resignation policy. Under the policy, our Board would not appoint or nominate for election to the Board any person who has not tendered in advance an irrevocable resignation effective in such circumstances where the individual does not receive a majority of the votes cast in an uncontested election and such resignation is accepted by the Board. If an incumbent director is not elected by a majority of the votes cast in an uncontested election, our Nominating and Governance Committee would submit for prompt consideration by the Board a recommendation whether to accept or reject the director’s resignation. The Board would expect the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. At any meeting of stockholders for which the number of nominees for director standing for election at such meeting exceeds the number of directors to be elected at such meeting, the directors would be elected by a plurality of the votes cast. This means that the nominees who receive the most affirmative votes would be elected to serve as directors. In the event that a director nominee fails to receive a majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board, within its powers, may take any appropriate action, including decreasing the number of directors or filling a vacancy.

Director Independence

The Board has determined that Mses. Francis and Boyland and Mr. Miller are independent directors under the applicable rules of the NYSE.

In evaluating the independence of Ms. Francis, the Board considered the consulting agreement between Ms. Francis and Fortive, dated as of August 7, 2020, with respect to services related to the search and screening process for future members of the Board and Ms. Francis’ recommendations to Fortive management with respect thereto. The consulting agreement provides for a payment of $100,000 to Ms. Francis for services performed and will terminate prior to her appointment to the Board.

The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Effective immediately prior to the commencement of “when issued” trading of shares of common stock on the NYSE, the Board will have a standing Audit Committee, and effective upon the completion of the separation, the Board will have a standing Compensation and Management Development Committee and a Nominating and Governance Committee.

Audit Committee. The initial members of the Audit Committee will be Mr. Miller and Mses. Francis and Boyland, and Mr. Miller will serve as chair of the Audit Committee. The Board has determined that Mr. Miller is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Board has determined that Mr. Miller and Mses. Francis and Boyland are independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act. Rule 10A-3 of the Exchange Act and the NYSE rules require that our Audit Committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this information statement and be composed entirely of independent members within one year of the date of this information statement. The Audit Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and recommendations at each regularly scheduled Board meeting. The Audit Committee will meet at least quarterly and will assist the Board in:

•	assessing the qualifications and independence of our independent auditors;

•	appointing, compensating, retaining, and evaluating our independent auditors;

•	overseeing the quality and integrity of our financial statements and making a recommendation to the Board regarding the inclusion of the audited financial statements in our Annual Report on Form 10-K;

•	overseeing our internal auditing processes;

•	overseeing management’s assessment of the effectiveness of our internal control over financial reporting;

•	overseeing management’s assessment of the effectiveness of our disclosure controls and procedures;

•	overseeing risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks;

•	overseeing our risk assessment and risk management policies;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing our cybersecurity risk management and risk controls; and

•	overseeing swap and derivative transactions and related policies and procedures

Compensation and Management Development Committee. The initial members of the Compensation and Management Development Committee will be Ms. Francis and Mr. Miller, and Ms. Francis will serve as the Chair of the Compensation and Management Development Committee. The Board has determined that Ms. Francis and Mr. Miller are independent, as defined by the rules of the NYSE and Section 10C(a) of the Exchange Act. In addition, we expect that Ms. Francis and Mr. Miller will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation and Management Development Committee will discharge the Board’s responsibilities relating to the compensation of our executive officers, including setting goals and objectives for, evaluating the performance of, and approving the compensation paid to, our executive officers. The Compensation and Management Development Committee is also responsible for:

•

determining and approving the form and amount of annual compensation of the CEO and our other executive officers, including evaluating the performance of, and approving the compensation paid to, our CEO and other executive officers;

•

reviewing and making recommendations to the Board with respect to the adoption, amendment and termination of all executive incentive compensation plans and all equity compensation plans, and exercising all authority with respect to the administration of such plans;

•	reviewing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	overseeing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	overseeing and monitoring compliance by directors and executive officers with our stock ownership requirements;

•	overseeing risks associated with our compensation policies and practices; and

•	overseeing our engagement with stockholders and proxy advisory firms regarding executive compensation matters;

Nominating and Governance Committee. The initial members of the Nominating and Governance Committee will be Ms. Boyland and Mr. Gafinowitz, and Ms. Boyland will serve as the Chair of the Nominating and Governance Committee. The Board has determined that Ms. Boyland is independent, as defined by the rules of the NYSE. The Nominating and Governance Committee is responsible for:

•	reviewing and making recommendations to the Board regarding the size, classification and composition of the Board;

•	assisting the Board in identifying individuals qualified to become Board members;

•	assisting the Board in identifying characteristics, skills, and experiences for the Board with the objective of having a Board with diverse backgrounds, experiences, skills, and perspectives;

•	proposing to the Board the director nominees for election by our stockholders at each annual meeting;

•	assisting the Board in determining the independence and qualifications of the Board and Committee members and making recommendations to the Board regarding committee membership;

•	developing and making recommendations to the Board regarding a set of corporate governance guidelines and reviewing such guidelines on an annual basis;

•	overseeing compliance with the corporate governance guidelines;

•	overseeing director education and director orientation process and programs;

•	overseeing our corporate social responsibility reporting;

•	assisting the Board and the Committees in engaging in annual self-assessment of their performance;

•	oversee the orientation process for newly elected members of the Board and continuing director education; and

•	administering our Related Person Transactions Policy.

The Board is expected to adopt a written charter for each of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Governance Committee. These charters will be posted on our website in connection with the separation.

Compensation and Management Development Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2019, we were not a separate or independent company and did not have a Compensation and Management Development Committee or any other committee serving a similar function. Decisions as to the compensation for that fiscal year of those who will serve as our executive officers were made by Fortive, as described in the section of this information statement captioned “Executive and Director Compensation.”

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board. We expect that the Board will adopt a policy concerning the evaluation of stockholder recommendations of Board candidates by the Nominating and Governance Committee.

Corporate Governance Guidelines

The Board is expected to adopt a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be regularly reevaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders. These guidelines will cover a number of areas, including the role of the Board of Directors, Board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key Board responsibilities, CEO evaluation, succession planning, risk management, Board leadership and operations, conflicts of interest, annual Board assessments, Board committees, director orientation and continuing education, Board agenda, materials, information and presentations, director access to management and independent advisers, and Board communication with stockholders and others. A copy of our corporate governance guidelines will be posted on our website.

Director Qualification Standards

Our Corporate Governance Guidelines will provide that the Nominating and Governance Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of board members in the context of the makeup of the Board and developing criteria for identifying and evaluating board candidates. We believe that it is important that our directors demonstrate:

•	personal and professional integrity and character;

•	prominence and reputation in his or her profession;

•

skills, knowledge and expertise (including business or other relevant experience) that in aggregate are useful and appropriate in overseeing and providing strategic direction with respect to our business and serving the long-term interests of our stockholders;

•	the capacity and desire to represent the interests of the stockholders as a whole; and

•	availability to devote sufficient time to the affairs of Vontier.

The Nominating and Governance Committee will be responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. Nominees may be suggested by directors, members of management, stockholders or, in some cases, by a third-party search firm. The Committee will consider a wide range of factors when assessing potential director nominees. This includes consideration of the current composition of the Board, any perceived need for one or more particular areas of expertise, the balance of management and independent directors, the need for committee-specific expertise, the evaluations of other prospective nominees and the qualifications of each potential nominee relative to the attributes, skills and experience described above. The Board does not expect to have a formal or informal policy with respect to diversity but believes that the Board, taken as a whole, should embody a diverse set of skills, knowledge, experiences and backgrounds appropriate in light of our needs, and in this regard expects to subjectively take into consideration the diversity (with respect to race, gender and national origin) of the Board when considering director nominees. The Board does not expect to make any particular weighting of diversity or any other characteristic in evaluating nominees and directors.

A stockholder who wishes to recommend a prospective nominee for the Board should notify the Nominating and Governance Committee in writing using the procedures described under “—Corporate Governance—Stockholder

Recommendations for Director Nominees” with whatever supporting material the stockholder considers appropriate. If a prospective nominee has been identified other than in connection with a director search process initiated by the Committee, the Committee will make an initial determination as to whether to conduct a full evaluation of the candidate. The Committee’s determination of whether to conduct a full evaluation will be based primarily on the Committee’s view as to whether a new or additional Board member is necessary or appropriate at such time, the likelihood that the prospective nominee can satisfy the evaluation factors described above and any other factors as the Committee may deem appropriate. The Committee will take into account whatever information is provided to the Committee with the recommendation of the prospective candidate and any additional inquiries the Committee may in its discretion conduct or have conducted with respect to such prospective nominee.

Board’s Role in Risk Oversight

Our management will have day-to-day responsibility for assessing and managing our risk exposure and the Board and its committees will oversee those efforts, with particular emphasis on the most significant risks facing us. Each committee will report to the full Board on a regular basis, including as appropriate with respect to the committee’s risk oversight activities.

BOARD/COMMITTEE	PRIMARY AREAS OF RISK OVERSIGHT
Full Board

Risks associated with our strategic plan, acquisition and capital allocation program, capital structure, liquidity, organizational structure and other significant risks, and overall risk assessment and risk management policies.

Audit Committee	Risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks, cybersecurity risk management and risk controls.

Compensation and Management Development Committee	Risks associated with compensation policies and practices.

Nominating and Governance Committee	Risks related to corporate governance and board management.

Policies on Business Ethics

In connection with the separation, we will adopt Standards of Conduct that require all of our business activities to be conducted in compliance with applicable laws and regulations and ethical principles and values. All of our directors, officers and employees will be required to read, understand and abide by the requirements of the Standards of Conduct.

These documents will be accessible on our website. Any waiver of the Standards of Conduct for directors or executive officers may be made only by the Board or a committee of the Board. We will disclose any amendment to, or waiver from, a provision of the Standards of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from the Standards of Conduct for the other executive officers and for directors on the website. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this information statement.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, we expect that our Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Website Disclosure

We may provide disclosure in the “Investors—Corporate Governance” section of our corporate website, http://www.vontier.com, of any of the following: (1) the identity of the presiding director at meetings of non-management or independent directors, or the method of selecting the presiding director if such director changes from meeting to meeting; (2) the method for interested parties to communicate directly with the Board or with individual directors or the non-management or independent directors as a group; (3) the identity of any member of our Audit Committee who also serves on the audit committees of more than three public companies and a determination by the Board that such simultaneous service will not impair the ability of such member to effectively serve on our Audit Committee; and (4) contributions by the Company to a tax exempt organization in which any non-management or independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater or $1 million or 2% of such tax exempt organization’s consolidated gross revenues. We also intend to disclose any amendment to the Code of Conduct that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Code of Conduct granted to any of our directors, principal executive officer, principal financial officer, principal accounting officer, or any other executive officer, in the “Investor—Corporate Governance” section of our corporate website, http://www.vontier.com, within four business days following the date of such amendment or waiver.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

For purposes of this information statement, our executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom we refer to as our named executive officers, or “NEOs,” are:

•	Mark D. Morelli, President and Chief Executive Officer

•	David H. Naemura, Senior Vice President, Chief Financial Officer and Treasurer

•	Kathryn K. Rowen, Senior Vice President and General Counsel

•	Andrew Nash, Senior Vice President, Human Resources

•	Michael D. Beverly, former Senior Vice President and General Counsel

Mr. Morelli commenced employment with us on January 13, 2020, and Mr. Naemura commenced employment with us on February 3, 2020. Mr. Beverly has been an employee of Fortive (or its predecessors) since 2010, assumed his role with us on October 1, 2019 and retired on September 1, 2020. Mr. Nash has been an employee of Fortive (or its predecessors) since 2009 and assumed his role with us on January 2, 2020. Ms. Rowen has been an employee of Fortive since 2017 and assumed her role with us on September 1, 2020.

Immediately prior to the distribution, we will be a wholly-owned subsidiary of Fortive. As a result, this Compensation Discussion and Analysis discusses Fortive’s 2019 compensation programs, subject to the letter agreements with our NEOs. Following the distribution, our Board of Directors will form its own Compensation and Management Development Committee and it may choose to implement different compensation programs for our executive officers, subject to their letter agreements.

Compensation Philosophy

Fortive’s compensation philosophy is aligned with building long-term stockholder value, with its executive compensation program designed to:

ATTRACT, RECRUIT & RETAIN	Recruit, retain and motivate talented, high-quality leaders with a passion for creativity, innovation, continuous improvement and customer experience

BE COMPETITIVE	Deliver a total pay opportunity that is competitive in the market

ALIGN WITH BUSINESS STRATEGY	Focus its incentive compensation programs on performance that leads to sustained stockholder value creation, consistent with its business strategy

PAY FOR PERFORMANCE	With a culture of high expectations, set, achieve and reward both short-term and long-term performance

ALIGN WITH STOCKHOLDERS	Place a strong emphasis on long-term, equity-based compensation to align interests of its executive officers with those of its stockholders

Elements of Executive Compensation

Consistent with its executive compensation philosophy, Fortive adopted a program in 2019 that emphasizes equity-based compensation with long-term vesting requirements and is dependent on long-term company performance.

Fortive believes that, while fixed compensation is important to provide a stable source of income, executive compensation should primarily be variable and at-risk, with a bias toward long-term incentive compensation in the form of equity awards. The following table sets forth the four elements of Fortive’s compensation program:

Element	Form of Compensation	Primary Objectives	Compensation Philosophy
Base Salary	Cash	• Help attract and retain executive talent. • Provide stable source of income. • Recognize day-to-day role and scope of responsibility.	• Attract, Recruit & Retain • Competitive

Annual Incentive Compensation	Cash	• Align compensation with business strategy. • Reward annual performance on key operational and financial measures. • Motivate and reward high individual performance.	• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Pay for Performance

Long-Term Incentive Compensation	• Stock Options • RSUs

•  Drive sustainable performance that delivers long-term value to stockholders.

•  Help retain executive talent through extended vesting schedules.

•  Align the interest of the executive with those of the stockholders.

• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Alignment with Stockholders

Other Compensation	Employee Benefit Plans; Perquisites; Severance Benefits	• Provide competitive compensation at an actual cost to Fortive lower than the perceived value to the executives.	• Attract, Recruit & Retain • Competitive

In establishing the compensation for our executive officers, we have utilized broad-based compensation surveys to assess market compensation. We expect in the future to identify a peer group and consider peer group pay, alongside our pay for performance and long-term value creation objectives, in determining the compensation for our executive officers that best aligns compensation and stockholder interests.

Executive Officer Letter Agreements

Letter Agreement with Mr. Morelli

GTHM Employment Services, LLC (“GTHM”), a subsidiary of Fortive that will become part of the Company in connection with the distribution, entered into a letter agreement with Mr. Morelli on November 29, 2019 providing that upon the completion of the distribution, Mr. Morelli will serve as our President and Chief Executive Officer. Prior thereto, Mr. Morelli provides services to us in furtherance of the completion of the distribution and reports to the President and Chief Executive Officer of Fortive. Pursuant to the letter agreement, Mr. Morelli’s employment is on an at-will basis and he is entitled to an annual base salary of $1,000,000 and an annual incentive target bonus of 150% of his annual base salary. In addition, Mr. Morelli received a signing cash bonus equal to $3,000,000.

Pursuant to the letter agreement, Mr. Morelli received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $6,000,000, with one-third delivered in stock options and two-thirds delivered in restricted stock units, each of which vest ratably over the first three anniversaries of the date of grant, (ii) an additional special one-time equity award with a target grant date fair value of $2,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant, and (iii) an annual equity award with a target grant date fair value of $4,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Morelli’s continued employment on each vesting date.

Such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Mr. Morelli participates in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of the separation, we will adopt our own deferred compensation program in which Mr. Morelli will be eligible to participate, as more fully described below.

In addition, Mr. Morelli will be eligible to participate in Vontier’s Severance and Change-in-Control Plan for Officers, and prior to the separation, will be entitled to the same level of benefits provided to the President and CEO of Fortive under Fortive’s Severance and Change-in-Control Plan for Officers, in each case as more fully described below.

Letter Agreement with Mr. Naemura

GTHM entered into a letter agreement with Mr. Naemura on December 5, 2019 providing that upon the completion of the distribution, Mr. Naemura will serve as our Chief Financial Officer. Prior thereto, Mr. Naemura provides services to us in furtherance of the completion of the separation and distribution and reports to Mr. Morelli. Pursuant to the letter agreement, Mr. Naemura’s employment is on an at-will basis and he is entitled to an annual base salary of $630,000 and an annual incentive target bonus of 125% of his annual base salary. In addition, Mr. Naemura received a signing cash bonus equal to $1,100,000.

Pursuant to the letter agreement, Mr. Naemura received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $5,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first three anniversaries of the date of grant, (ii) an additional special one-time equity award with a target grant date fair value of $1,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant, and (iii) an annual equity award with a target grant date fair value of $1,750,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Naemura’s continued employment on each vesting date.

Such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Mr. Naemura participates in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of the separation, we will adopt our own deferred compensation program in which Mr. Naemura will be eligible to participate, as more fully described below.

Letter Agreement with Mr. Beverly

GTHM entered into a letter agreement with Mr. Beverly on September 16, 2019 providing that effective as of October 1, 2019, Mr. Beverly served as our Senior Vice President and General Counsel until his retirement on September 1, 2020. Pursuant to the letter agreement, Mr. Beverly’s employment was on an at-will basis and he was entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, Mr. Beverly received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant and (ii) an annual equity award with a target grant date fair value of $600,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Beverly’s continued employment on each vesting date.

Prior to his retirement, Mr. Beverly participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally.

Letter Agreement with Ms. Rowen

Vontier Employment Services LLC entered into a letter agreement with Ms. Rowen on June 17, 2020 providing that effective as of September 1, 2020, Ms. Rowen serves as our Senior Vice President and General Counsel. Pursuant to the letter agreement, Ms. Rowen’s employment is on an at-will basis and she is entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of her annual base salary.

Pursuant to the letter agreement, Ms. Rowen received a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. Ms. Rowen will receive an annual equity award with a 2021 target grant date fair value of $600,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Ms. Rowen’s continued employment on each vesting date.

Such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Ms. Rowen participates in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of the separation, we will adopt our own deferred compensation program in which Ms. Rowen will be eligible to participate, as more fully described below.

Letter Agreement with Mr. Nash

GTHM entered into a letter agreement with Mr. Nash on December 13, 2019 providing that effective as of January 2, 2020, Mr. Nash serves as our Senior Vice President, Human Resources. Pursuant to the letter agreement, Mr. Nash’s employment is on an at-will basis and he is entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, Mr. Nash received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant and (ii) an annual equity award with a target grant date fair value of $450,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Nash’s continued employment on each vesting date.

Such Fortive equity awards will be converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Mr. Nash participates in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and will receive an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Upon completion of the distribution, Vontier will adopt its own deferred compensation program in which Mr. Nash will be eligible to participate, as more fully described below.

Voluntary Salary Reduction

As part of the cost reduction efforts implemented in response to the COVID-19 pandemic, the executive officers of Vontier reduced their respective base salaries on a voluntary and temporary basis, with the reduction for Mr. Morelli implemented at 30% on a prorated basis and at 15% on a prorated basis for all other executive officers. The temporary reduction is anticipated to continue until the earlier of (i) if the separation has not been effected at such time, the date of termination of the comparable reduction in base salary for executive officers of Fortive Corporation and (ii) if the separation has been effected at such time, the date the Compensation and Management Development Committee of Vontier elects to terminate the temporary reduction in base salary.

Annual Incentive Awards

In order to align our executive compensation program with our business strategy, reward annual performance by our executive officers based on the achievement of key operational and financial measures, and motivate and reward high individual performance, we expect to adopt the Vontier Corporation 2020 Executive Incentive Compensation Plan, pursuant to which we will provide annual cash bonuses to participants based on the achievement of annual performance measures relating to our business and the participant’s personal performance. We have not yet identified the specific performance measures that will apply under the 2020 Executive Incentive Compensation Plan following the completion of the distribution.

Other Compensation

Severance Benefits

Severance and Change-in-Control Plan for Officers

Prior to the distribution, Mr. Morelli will be entitled to receive the same level of benefits provided to Fortive’s President and CEO under Fortive’s Severance and Change-in-Control Plan for Officers, which we refer to as the Fortive Severance Plan. The Fortive Severance Plan provides for severance benefits upon (i) a termination without cause (as defined in the Fortive Severance Plan) not preceded by a change-in-control of Fortive and (ii) a termination without cause, or good reason resignation (as defined in the Fortive Severance Plan), within 24 months following a qualified change-in-control of Fortive. The level of benefits provided under the Fortive Severance Plan depends on the participant’s job title, as more fully described below.

“Double-Trigger” Change-in-Control Severance. Because Fortive intends for the change-in-control severance benefit to ensure that eligible participants pursue transactions in the best interest of Fortive’s stockholders, the definition of “change-in-control” under the Fortive Severance Plan includes only:

•

a merger, consolidation or reorganization in which Fortive is not the surviving entity and in which the voting securities of Fortive prior to such transaction would represent 50% or less of the voting securities of the surviving entity;

•	a sale of all or substantially all of the assets of Fortive; or

•	any transaction approved by the Board of Directors of Fortive that results in any person or entity that is not an affiliate of Fortive owning 100% of Fortive’s outstanding voting securities.

If, within 24 months following a qualified change-in-control of Fortive, an eligible participant is terminated without cause, or resigns for good reason, then the following severance payment would be due:

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary and target annual incentive award	1 times base salary and target annual incentive award

Prorated Cash Annual Incentive Award	Target annual incentive award prorated for the period from the beginning of the year to the date of termination	Same as President and CEO

Equity Awards	Immediate acceleration of all unvested outstanding equity awards	Same as President and CEO

Health Benefits	24 months	12 months

280G Excise Tax	No tax gross up	No tax gross up

Termination without Cause Severance. Recognizing the increased risk of forfeiture for the equity awards held by eligible participants which vest over an extended period of time, and to ensure that eligible participants remain focused on Fortive’s business during periods of uncertainty, Fortive provides the following severance benefits under the Fortive Severance Plan upon a termination without cause (outside the context of a change-in-control):

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary	1 times base salary

Prorated Cash Annual Incentive Award	Payment based on actual performance against performance	Same as President and CEO

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
targets and prorated for the period from the beginning of the year to the date of termination.

Prorated Equity Awards	• Based on actual performance against performance targets (if any); • Subject to original time-vesting; and • Prorated for the period from the date of grant to the date of termination.	Same as President and CEO

Health Benefits	24 months	12 months

In order to ensure that our executive officers remain focused on our business during any periods of uncertainty and are motivated to pursue transactions in the best interest of our stockholders, we expect to adopt a Severance and Change-in-Control Plan for Officers which may provide benefits to eligible participants that are similar to the benefits provided under the Fortive Severance Plan. Following the separation, we expect that all of our executive officers, including Mr. Morelli, will be eligible to participate in the plan. Mr. Morelli will no longer participate in the Fortive Severance Plan following the separation.

Senior Leaders Severance Pay Plan

Prior to the separation, our executive officers other than Mr. Morelli participate in Fortive’s Senior Leaders Severance Pay Plan, which we refer to as the Fortive Severance Pay Plan. Under the Fortive Severance Pay Plan, if an eligible participant is terminated due to (i) a reduction in the employer’s workforce or a plant closing, (ii) the elimination of his or her job or position, (iii) a termination of employment in connection with a sale or divestiture of the employer or any division, business unit, plan or office location of the employer or (iv) a determination in the employer’s sole judgment that he or she is unsuited for his or her position, and/or his or her performance, though well-intentioned, does not meet the employer’s standards, all of which we refer to collectively as a “termination without cause,” then, subject to his or her execution of Fortive’s standard form of release, he or she is entitled to severance equal to a minimum of three months of annual base salary plus an additional month for each year of service (provided that the three months plus all additional months may not exceed twelve months in the aggregate), which severance amount shall be paid out over the applicable severance period. In addition, the eligible participant will have the opportunity to continue coverage under specified welfare benefit plans of Fortive for the duration of the severance period at the same cost as an active employee in a position similar to that held by the eligible participant at the time of termination.

In order to ensure that our senior management members remain focused on our business during any periods of uncertainty, we expect to adopt a Senior Leaders Severance Pay Plan which may provide benefits to eligible participants following the separation that are similar to the benefits provided under the Fortive Severance Pay Plan.

Other Benefits

Our NEOs will be eligible to participate in broad-based employee benefit plans which will be generally available to all of our U.S. salaried employees and will not discriminate in favor of our NEOs. In addition, each of our NEOs will be eligible to participate in the Vontier Corporation Executive Deferred Incentive Plan, or Vontier EDIP, from and after the separation date. The Vontier EDIP, which we expect to adopt prior to the distribution, is a non-qualified, unfunded deferred compensation program that will be available to selected members of our management. We will use the EDIP to tax-effectively contribute amounts to our executives’ retirement accounts and give our executives an opportunity to defer taxes on cash compensation and realize tax-deferred, market-based notional investment growth on their deferrals. Participants in the EDIP will not fully vest in such amounts until they have participated in the program for 15 years or have reached age 55 with at least five years of service (including, for executives who were employed by Fortive prior to the distribution, years of service with Fortive prior to the distribution).

Prior to the separation, our NEOs are eligible to participate in the Fortive Executive Deferred Incentive Plan, or Fortive EDIP, which provides elective deferral, matching contribution and investment opportunities that are substantially similar to those provide under the Vontier EDIP as described above.

Compensation Tables

Mr. Beverly was appointed as our Senior Vice President and General Counsel on October 1, 2019 and retired on September 1, 2020. Accordingly, the following tables include compensation information for Mr. Beverly with respect to 2019, including the portion of 2019 prior to his appointment. Mr. Morelli commenced employment with us on January 13, 2020. Mr. Naemura commenced employment with us on February 3, 2020, Ms. Rowen assumed her role with us on September 1, 2020 and Mr. Nash assumed his role with us on January 2, 2020.

Summary Compensation Table for Fiscal 2019

The Summary Compensation Table for Fiscal 2019 and accompanying footnotes show all compensation paid to or earned by Mr. Beverly with respect to 2019. All such compensation was earned under Fortive’s compensation programs and plans, subject to his letter agreement with us. Following the separation, our NEOs (other than Mr. Beverly due to his retirement) will receive compensation and benefits under our compensation programs and plans, subject to their letter agreements with us.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	BONUS ($)(2)	STOCK AWARDS ($)(3)	OPTION AWARDS ($)(3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(1)	DEFERRED COMPENSATION EARNINGS ($)(4)	ALL OTHER COMPENSATION ($)(5)	TOTAL ($)
Michael D. Beverly, Senior Vice President and General Counsel	2019	407,464	20,000	104,675	72,716	216,296	—	45,837	866,988

(1)

Includes base salary and non-equity incentive plan compensation amounts deferred into the Fortive EDIP with respect to 2019. See the “Nonqualified Deferred Compensation for Fiscal 2019” table below for more information regarding amounts that Mr. Beverly elected to defer with respect to 2019.

(2)	Represents a one-time discretionary bonus of $20,000 paid to Mr. Beverly in 2019 in connection with his contributions to certain acquisitions.
(3)

The amounts reflected in these columns represent the aggregate grant date fair value of all equity awards that we granted to Mr. Beverly during 2019, computed in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”). The amount in the “Stock Awards” column equals the aggregate grant date fair value of the restricted stock units (“RSUs”) granted to Mr. Beverly during 2019. We calculated the grant date fair value under ASC 718 based on the base number of shares of Fortive common stock underlying the RSUs times the closing price of a share of Fortive common stock on the date of grant. With respect to the stock options, we calculated the grant date fair value under ASC 718 using the Black-Scholes option pricing model, based on the following assumptions (and assuming no forfeitures): (i) a grant date of February 25, 2019, (ii) a risk-free interest rate of 2.50%, (iii) a Fortive stock price volatility rate of 19.42%, (iv) a Fortive dividend yield of 0.34% and (v) an option life of 5.5 years.

(4)	Fortive does not have a defined benefit pension plan and does not pay above market earnings on account balances under the Fortive EDIP or pursuant to any other deferred compensation arrangement.
(5)	Represents (i) employer contributions by Fortive to the Fortive 401(K) plan equal to $19,732 and (ii) employer contributions by Fortive to the Fortive EDIP equal to $26,105.

Grants of Plan-Based Awards for Fiscal 2019

The following table sets forth certain information regarding grants of plan-based awards in the form of stock options and RSUs to Mr. Beverly for 2019 under Fortive’s compensation programs and plans.

NAME	GRANT DATE	AWARD TYPE		ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Share)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Michael D. Beverly	—	Annual cash incentive compensation		103,176	206,351	412,702	—	—	—	—
	2/25/2019	Stock Option	(1)	—	—	—	—	3,920	81.60	72,716
	2/25/2019	RSU	(2)	—	—	—	1,295	—	—	104,675

(1)

Under the terms of the stock option award, 20% of the stock options will vest and become exercisable on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

(2)	Under the terms of the RSU award, 20% of the RSUs will vest on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of securities underlying outstanding equity awards in the form of stock options and time-based RSUs held by Mr. Beverly as of December 31, 2019.

		Option Awards					Stock Awards
NAME	OPTION GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITES OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Michael D. Beverly	2/25/19	—	3,920	(2)	81.60	2/25/29	—		—	—	—
	2/22/18	—	3,256	(2)	76.68	2/22/28	—		—	—	—
	2/23/17	—	3,216	(2)	57.26	2/23/27	—		—	—	—
	2/24/16	—	1,961	(2)	42.55	2/24/26	—		—	—	—
	2/24/15	—	731	(2)	42.47	2/24/25	—		—	—	—
	—	—	—		—	—	4,323	(3)	330,234	—	—

(1)

We calculated market value of the unvested RSUs based on the closing price of Fortive’s common stock on December 31, 2019, the last trading day of the year, as reported on the NYSE ($76.39 per share), times the number of unvested RSUs.

(2)

Under the terms of the stock option award, 20% of the options granted will vest and become exercisable on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

(3)

Includes 242 RSUs granted on 2/24/2015; 648 RSUs granted on 2/24/2016; 1,062 RSUs granted on 2/23/2017; 1,076 RSUs granted on 2/28/2018; and 1,295 RSUs granted on 2/25/2019. Under the terms of each of the RSU awards, 20% of the RSUs will vest on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

Option Exercises and Stock Vested During Fiscal 2019

The following table summarizes stock option exercises and the vesting of RSUs with respect to Mr. Beverly in 2019.

NAME	OPTION AWARDS		STOCK AWARDS
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)(1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)(2)
Michael D. Beverly	4,213	123,519	1,436	116,847

(1)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the difference between the exercise price and the market price of the underlying Fortive shares as reported on the NYSE at the time of exercise.

(2)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the closing price of Fortive’s shares as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

Pension Benefits for Fiscal 2019

None of our NEOs, including Mr. Beverly, participated in a defined benefit pension plan during 2019.

Nonqualified Deferred Compensation for Fiscal 2019

The table below sets forth, for Mr. Beverly, information regarding participation in the Fortive EDIP with respect to 2019. There were no withdrawals by or distributions to Mr. Beverly from the Fortive EDIP in 2019.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)(1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)(2)	AGGREGATE EARNINGS IN LAST FY ($)(3)	AGGREGATE BALANCE AT LAST FYE ($)
Michael D. Beverly	91,168	26,105	(1,295)	115,978

(1)

This column reflects the amount of base salary that Mr. Beverly deferred in 2019 under the Fortive EDIP. All such deferred base salary amounts are included as 2019 compensation under the “Salary” column in the Summary Compensation Table for Fiscal 2019. Mr. Beverly also elected to defer 50% of his non-equity incentive plan compensation earned with respect to 2019 into the Fortive EDIP; accordingly, $108,148 of his non-equity incentive plan compensation earned with respect to 2019 was deferred into the Fortive EDIP in 2020. All of Mr. Beverly’s non-equity incentive plan compensation earned with respect to 2019 (including the deferred amount) is included as 2019 compensation under the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal 2019.

(2)	We included the amounts set forth in this column as 2019 compensation under the “All Other Compensation” column in the Summary Compensation Table for Fiscal 2019.
(3)

The amounts set forth in this column represent earnings that are neither above market nor preferential, and accordingly, we do not include these amounts as 2019 compensation in the Summary Compensation Table for Fiscal 2019.

Potential Payments Upon Termination as of 2019 Fiscal Year-End

For illustrative purposes, the following table describes the payments and benefits that Mr. Beverly would have been entitled to receive upon a qualifying termination of employment. The amounts set forth below assume that the triggering event occurred on December 31, 2019. Where benefits are based on the market value of Fortive’s common stock, we have used the closing price of Fortive’s common stock as reported on the NYSE on December 31, 2019, the last trading day of the year ($76.39 per share). In addition to the amounts set forth below, upon any termination of employment, Mr. Beverly would also be entitled to (1) receive all payments generally provided to salaried employees on a non-discriminatory basis on termination, such as accrued salary, life insurance proceeds (solely for any termination caused by death), unused vacation and 401(k) plan distributions, (2) receive accrued, vested balances under the applicable EDIP (except that under the applicable EDIP, if an employee’s employment terminates as a result of gross misconduct, the applicable EDIP administrator may determine that the employee’s vesting percentage with respect to all employer contributions is zero), and (3) exercise vested stock options (except that, under the terms of Fortive’s 2016 Stock Incentive Plan, all outstanding equity awards are terminated upon, and no employee can exercise any outstanding equity award after, termination for gross misconduct). Retirement is defined generally as either a voluntary resignation after age 65 or an approved early retirement.

		TERMINATION EVENT
NAME	BENEFITS	TERMINATION WITHOUT CAUSE(1)	RETIREMENT	DEATH
Michael D. Beverly	Value of unvested stock options that would be accelerated(2)	—	—	152,678

	Value of unvested RSUs that would be accelerated(2)	—	92,279	159,426

	Benefits coverage	21,736	—	—

	Severance Payment	450,000	—	—

	Value of unvested EDIP that would be accelerated(3)	—	—	23,980

	Total:	471,736	92,279	336,084

(1)

Please see “Other Compensation—Severance Benefits—Senior Leaders Severance Pay Plan” for a description of the severance benefits Mr. Beverly would be entitled to receive under the Fortive Severance Pay Plan if his employment is terminated without cause. The amounts set forth in the table assume that Mr. Beverly would have executed the standard release in connection with any termination without cause.

(2)

The terms of Fortive’s 2016 Stock Incentive Plan provide for (a) continued pro-rata vesting of certain of the participant’s RSUs and stock options upon retirement under certain circumstances, and (b) accelerated vesting of a participant’s stock options and certain of a participant’s RSUs if the participant dies during employment.

(3)

Under the terms of the applicable EDIP, any unvested portion of the employer contributions that have been credited to the participant’s EDIP account would immediately vest upon the participant’s death.

Vontier Corporation 2020 Stock Incentive Plan

General

The following is a description of the material features of the proposed Vontier Corporation 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan” or “Plan”). This description is qualified in its entirety by reference to the full text of the proposed Plan, a copy of which is filed as an exhibit to the information statement. We expect to adopt the Plan prior to the distribution.

Eligibility

All employees, consultants, and non-employee directors of Vontier and its subsidiaries are eligible to receive awards under the Plan, if selected by the plan administrator. As of December 31, 2019, we had approximately 8,300 employees. As of the distribution, we expect to have five directors.

Administration

The Plan will be administered by our Compensation and Management Development Committee (the “Administrator”), unless otherwise determined by our Board. The Administrator is responsible for the general operation and administration of the Plan and for carrying out its provisions and has full discretion in interpreting and administering the provisions of the Plan. The Administrator may delegate its administrative authority to employees of the Company, to the extent permitted by law and in accordance with the terms of the Plan.

The Administrator determines, in its sole discretion, who will receive awards under the plan, the award type, and the terms of any award (subject to any limitations in the Plan), including any vesting schedule. The Administrator also has the discretion to accelerate the vesting of any award.

Types of Awards

The following awards may be granted under the Plan: stock options, stock appreciation rights (otherwise known as “SARs”), restricted stock, restricted stock units (otherwise known as “RSUs”) and other stock-based awards (including PSUs) and conversion awards, as such terms are defined in the Plan, as well as cash-based awards (collectively, all such awards are referred to as “awards”). We will not receive any consideration for the granting of these awards other than, where required, par value. The Administrator may subject any award type to the achievement of performance goals. All awards granted under the Plan must have a minimum one-year vesting period, except that up to 5% of the shares authorized for grant under the Plan may be issued with less than a one-year vesting period and the Administrator may waive minimum vesting restrictions in the event of death, Disability, Retirement, a Substantial Corporate Change (each term as defined in the Plan) or as otherwise determined by the Administrator.

Stock Subject to Plan

Subject to the adjustment provisions included in the Plan, a total of 17 million shares of our common stock may be issued pursuant to awards granted under the Plan. If any award issued under the Plan expires, is canceled, or terminates for any reason, then the shares subject to that award will again become available for issuance under the Plan. However, the following shares will not again become available for issuance under the Plan: shares that are (i) used to the pay the exercise price of stock options or SARs, (ii) used to satisfy any tax withholding obligations, or (iii) repurchased in the open market with the proceeds from a stock option exercise.

Limit on Director Awards

The grant date fair value of awards and cash fees under the Plan to any non-employee director may not exceed $750,000 in any one calendar year, which may be increased by the Administrator up to $1,000,000 in extraordinary circumstances, such as where a director serves as the non-executive chairperson of the Board or as a member of a special litigation or transactions committee of the Board, provided that such director may not participate in the decision to award such compensation involving such director.

Stock Options and Stock Appreciation Rights

The Plan authorizes the grant of non-qualified stock options, which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code (which we refer to throughout this summary as the “Code”), as well as SARs. A stock option entitles the participant to purchase a specified number of shares of our common stock at a specified exercise price. An SAR entitles a participant to receive a payment equal to the excess of the fair market value of a share of our common stock on the date of exercise and the exercise price. This payment may be made in cash or stock, or a combination of cash and stock. The Administrator has the authority to grant options and SARs with any terms and conditions it chooses to any individual eligible to receive awards under the plan, subject to the following requirements:

•	The exercise price of stock options and SARs granted under the Plan may not be less than the fair market value of a share of our common stock on the date of grant (except in the event of a conversion, replacement or substitution in connection with an acquisition or merger or in the event of an adjustment to our capital stock). The “fair market value” means the closing price per share of common stock on the NYSE on the date the award is granted, or if no such closing price is available on such day, the closing price for the immediately preceding trading day.

•

Except for adjustments related to changes in the capital structure or a substantial corporate change of Vontier, the Administrator may not, absent the approval of the stockholders, reduce the exercise price of any outstanding options or SARs, cancel and re-grant any outstanding option or SAR with a lower exercise price or cancel underwater options for cash.

•

No stock option or SAR will be exercisable more than ten years after the date it is granted. If, on the last day that an outstanding option may be exercised before it expires, the fair market value of a share exceeds the per-share exercise price of the option by at least $0.01, then such option will automatically be exercised on behalf of the participant on such date.

Restricted Stock Grants, Restricted Stock Units and Other Stock-Based Awards

The Administrator may grant awards of restricted stock, RSUs, or other stock-based awards to any individual eligible to participate in the Plan.

•

Restricted Stock. A restricted stock grant is a direct grant of our common stock, subject to restrictions and vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded a restricted stock grant under the Plan will have the same voting, dividend and other rights as our other stockholders from the date of grant, except that any dividends paid on the restricted stock will be accumulated and delivered to the participant if and only to the same extent that the restricted stock vests.

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RSUs. An RSU award entitles the participant to receive shares of our common stock upon satisfaction of any applicable vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded RSUs under the Plan does not have any ownership rights with respect to the underlying shares of common stock, and thus may not vote the shares or receive dividends. However, the Administrator may, in its discretion, grant to a participant dividend equivalent rights in connection with an RSU award, which entitle the participant to receive a payment equal to the cash dividends paid on the underlying shares of common stock after grant and prior to vesting, which are paid to the participant only when the RSUs vest.

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Conversion Awards. The Plan authorizes the grant of awards in connection with the replacement of certain equity-based awards granted by Fortive prior to the distribution. Notwithstanding any provision of the Plan to the contrary, in accordance with a formula for the replacement of the Fortive awards as determined by us in a manner consistent with our separation from Fortive, the Administrator will determine number of shares of common stock subject to a conversion award and the exercise price of any conversion award that is an option.

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Other Stock Based Awards. Other awards that are valued in whole or in part by reference to, or otherwise based on or related to, our common stock may also be granted to employees, directors and consultants according to the terms and conditions determined by the Administrator in its sole discretion.

Adjustments

Upon any change in our capitalization such as a stock dividend or stock split, the Administrator will make as it deems appropriate a proportionate adjustment to the number and type of shares underlying outstanding awards as well as the number of shares reserved for issuance under the Plan (including the limits regarding the number of shares available for awards granted in any form other than options or SARs) and the number and type of shares specified as the annual per-participant limitation.

Termination of Employment

Under the terms of the Plan, the Administrator determines the treatment of a participant’s equity awards upon a termination of the participant’s employment.

Unless the Administrator determines otherwise, upon termination of employment for any reason other than death, Early Retirement (as defined in the Plan) or (with respect to stock options and SARs) Normal Retirement (as defined in the Plan), all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any outstanding RSUs or other stock-based awards will be settled upon termination and, except as otherwise described below in the case of certain terminations of employment, a participant shall have a period of 90 days, commencing with the first date the participant is no longer actively employed, to exercise the vested portion of any outstanding stock options or SARs, provided that in no event may a stock option or SAR be exercised after the expiration of the term of the award.

Upon termination of employment by reason of a participant’s Normal Retirement, unless otherwise provided by the Administrator (i) any stock options or SARs held by the participant as of the Normal Retirement date will remain outstanding, continue to vest and may be exercised until the fifth anniversary of the Normal Retirement (or if earlier, the termination date of the award), and (ii) all unvested portions of any other outstanding awards (including without limitation RSUs and restricted stock grants) will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s Early Retirement, unless otherwise provided by the Administrator (i) the time-based vesting of any portion of any RSU or restricted stock grant scheduled to vest during the 5 year period immediately following such Early Retirement shall be accelerated (provided that if any performance-based vesting conditions remain unsatisfied as of the Early Retirement date (and the relevant performance period has not expired), the award will remain outstanding for up to 5 years after such date to determine whether such conditions or objectives become satisfied and the award shall become fully vested once it has been determined that such conditions have been satisfied within the applicable period), and any portion of such award subject to time-based vesting conditions not scheduled to vest until after the fifth anniversary of such Early Retirement shall be forfeited, and (ii) any stock options or SARs held by the participant as of the Early Retirement date will remain outstanding, continue to vest and may be exercised until the fifth anniversary of the Early Retirement.

Upon termination of employment by reason of a participant’s death: (i) all unexpired stock options and SARs will become fully exercisable and may be exercised for a period of 12 months thereafter, (ii) a portion of the outstanding RSUs and restricted stock grants will become vested as follows: with respect to each portion of an award of RSUs or a restricted stock grant that is scheduled to vest on a particular vesting date, upon the participant’s death, a pro rata amount of the RSUs or the restricted stock grant will vest based on the number of complete 12 month periods between the grant date and the date of death, divided by the total number of 12 month periods between the grant date and the scheduled vesting date, and (iii) with respect to any award other than a stock option, SAR, RSU or restricted stock grant, all unvested portions of the award will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any stock option or SAR will remain outstanding and, subject to the term of the stock option or SAR, may be exercised by the participant at any time until the first anniversary of the participant’s termination of employment for disability. The vested portion of any award other than a stock option or SAR will be settled upon termination of employment.

Upon termination of employment by reason of participant’s Gross Misconduct (as defined in the Plan), all unexercised stock options and SARs, unvested portions of RSUs, unvested portions of restricted stock grants and unvested portions of any other stock-based awards granted under the Plan will terminate and be forfeited immediately without consideration.

Notwithstanding any other provision in the Plan, to the extent that any award may remain outstanding under the terms of the Plan after termination of a participant’s employment or service, the award will nevertheless expire as of the date that the former employee, director or consultant violates any covenant not to compete or any other post-termination covenant (including without limitation any nonsolicitation, conspiracy of employees, nondisclosure, non-disparagement, works-made-for-hire or similar covenants) in effect between us and/or any of our subsidiaries, on the one hand, and the former employee, director or consultant on the other hand, as determined by the Administrator.

Transferability of Awards

Generally, awards under the Plan may not be pledged, assigned or otherwise transferred or disposed of in any manner other than by will or the laws of descent or distribution. However, the Administrator has the authority to allow the transfer of awards by gift to members of the participant’s immediate family, children, grandchildren or spouse, a trust in which the participant and/or such family members collectively have more than 50% of the beneficial interest, or any other entity in which the participant and/or such family members own more than 50% of the voting interests.

Corporate Changes

As defined in the Plan, a substantial corporate change includes the consummation of (i) Vontier’s dissolution or liquidation; (ii) a merger, consolidation, or reorganization in which Vontier is not the surviving entity (unless the voting securities of Vontier outstanding prior to such event continue to represent more than 50% of the voting securities of the surviving entity); (iii) the sale of all or substantially all of Vontier’s assets to another person or entity; or (iv) any transaction approved by the Board (including a merger or reorganization in which Vontier survives) that results in any person or entity (other than any affiliate of Vontier as defined in Rule 144(a)(1) under the Securities Act) owning 100% of the combined voting power of all of Vontier’s classes of stock; provided, that neither the distribution nor any transfer, exchange or disposition of Fortive’s ownership interests in Vontier will constitute a substantial corporate change. Upon a substantial corporate change, the Plan and any forfeitable portions of the awards will terminate unless provision is made for the assumption or substitution of the outstanding awards. Unless the Board determines otherwise, if any award would otherwise terminate upon a substantial corporate change, the Administrator will either (i) provide holders of options and SARs with a right, at such time before the consummation of the transaction as the Board designates, to exercise any unexercised portion of an option or SAR, whether or not previously exercisable, or (ii) cancel each award after payment of an amount in cash, cash equivalents or successor equity interests substantially equal to the value of the underlying shares of common stock minus, for any options or SARs, the exercise price for the shares covered by the option or SAR.

Foreign Jurisdictions

To comply with the laws in countries outside the United States in which Vontier or any of its subsidiaries operates or has employees, the Administrator has the authority to determine which subsidiaries will be covered by the Plan and which employees outside the United States are eligible to participate in the Plan, to modify the terms and conditions of any award granted to employees outside the United States and to establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

Amendment or Termination of Plan and Awards

Our Board may generally amend, suspend or terminate the Plan at any time. However, no amendment may be made that would have or can have a material adverse effect on any participant or beneficiary unless agreed to by such individual in writing (except that if change is required to comply with Section 409A of the Code, then the Company may make such change unilaterally). In addition, no Plan amendment may be effected without approval of our stockholders to the extent such approval is required under applicable law or any applicable stock exchange rule. Unless the Board extends the Plan’s term, the Administrator may not grant Awards under the Plan after the ten-year anniversary of the date the Plan is approved by Fortive it its capacity as our sole stockholder.

Director Compensation

Mr. Gafinowitz served as our sole director in 2019 and did not receive any compensation for such service.

Pursuant to our non-employee director compensation policy that we expect to adopt prior to the distribution, each of our non-management directors will receive the following compensation following the distribution:

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An annual retainer of $100,000, payable in cash and/or RSUs pursuant to an election made by each director in the prior year under the terms of our Non-Employee Directors’ Deferred Compensation Plan, as described more fully below (the “Election”).

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An annual equity award with a target award value of $175,000, divided equally between options and RSUs granted under the Plan; provided, however, that, at the sole discretion of our Compensation and Management Development Committee or our Board, such annual equity award may be comprised solely of RSUs. The options, if any, will be fully vested as of the grant date. The RSUs will vest upon the earlier of (1) the first anniversary of the grant date, or (2) the date of, and immediately prior to, the next annual meeting of our stockholders following the grant date. The distribution of RSUs may be deferred under the terms of our Non-Employee Directors’ Deferred Compensation Plan.

•	Reimbursement for out-of-pocket expenses, including travel expenses and expenses for education, related to the director’s service on the board.

In addition to the forgoing amounts:

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The Board chair will receive an annual retainer of $92,500, payable pursuant to the Election and an annual equity award with a target value of $92,500 (divided either equally between options and RSUs under the Plan or comprised solely of RSUs, in each case, as described above for purposes of the annual equity award).

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The chair of the Audit Committee will receive an annual retainer of $25,000, the chair of the Compensation and Management Development Committee will receive an annual retainer of $20,000, and the chair of the Nominating and Governance Committee will receive an annual retainer of $15,000, in each case, payable pursuant to the Election.

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Each non-chair member of the Audit Committee will receive an annual retainer of $15,000, each non-chair member of the Compensation and Management Development Committee will receive an annual retainer of $10,000, and each non-chair member of the Nominating and Governance Committee will receive an annual retainer of $7,500, in each case, payable pursuant to the Election.

As described above, pursuant to our Non-Employee Directors’ Deferred Compensation Plan that we expect to adopt prior to the distribution (as a sub-plan under the Plan), each non-employee director may make an election during the prior year (subject to certain exceptions for newly appointed directors) to receive his or her annual retainer, including the base annual retainer payable to all directors, the additional annual retainer payable to the Board chair, and the additional annual retainers payable to the committee chairs and non-chair members, in the form of:

•	cash payable in four equal installments following each quarter of service; or

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RSUs with a target value equal to the annual retainer and granted concurrently with the annual equity award (as described above) that the directors may choose to defer distribution under the terms of the Non-Employee Directors’ Deferred Compensation Plan.

Upon the completion of the distribution, any of our directors who is a Fortive employee but is not employed by us shall be deemed to be a non-management director for purposes of our non-employee director compensation policy and, as such, will be eligible to receive compensation for his or her services as one of our directors pursuant to such policy.

In addition to the forgoing, effective following the distribution, each of our non-management directors is expected to receive a one-time equity award with a target award value of $100,000, divided equally between options and RSUs granted under the Plan. The options and RSUs will vest in three equal installments on each of the first three anniversaries of the grant date. In addition, concurrently with the first time that annual equity awards are made to directors following the distribution, the Board chair is expected to receive a one-time equity award with a target award value of $500,000, divided equally between options and RSUs granted under the Plan, in recognition of the significant time dedication that will be required of the Board chair following the distribution. The options and RSUs will vest in three equal installments on each of the first three anniversaries of the grant date.

TREATMENT OF OUTSTANDING EQUITY AWARDS AT THE TIME OF THE DISTRIBUTION

We expect that Fortive equity awards outstanding at the time of the distribution will be adjusted using the following principles:

•	For each award recipient, the intent is to maintain the economic value of those awards before and after the distribution date.

•	The terms of the equity awards, such as vesting date, will generally continue unchanged.

•	For Company employees at the time of distribution, the awards will be converted into Company equity awards and denominated in shares of our common stock.

•	For Fortive employees, the awards will remain Fortive equity awards.

The following table provides additional information regarding the adjustments expected to be made to each type of Fortive equity award. As a result of the adjustments to such awards in connection with the separation, the precise number of shares of our common stock or Fortive common stock, as applicable, to which the adjusted awards will relate will not be known until the distribution date or shortly thereafter.

Type of Award	Company Employees	Fortive Employees
Stock Options	Fortive stock options will be converted into options of comparable value to purchase our common stock.	Continue to hold Fortive stock options, equitably adjusted as necessary to reflect the distribution.
RSUs	Fortive RSUs will be converted into RSUs of comparable value relating to our common stock.	Continue to hold Fortive RSUs, equitably adjusted as necessary to reflect the distribution.
PSUs	N/A	Continue to hold Fortive PSUs, equitably adjusted as necessary to reflect the distribution.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Fortive

Following the separation and distribution, we and Fortive will operate separately, each as a public company. We will enter into a separation and distribution agreement with Fortive, which is referred to in this information statement as the “separation agreement.” In connection with the separation, we will also enter into various other agreements to effect the separation and provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an FBS license agreement and a stockholder’s and registration rights agreement. These agreements will provide for the allocation between us and Fortive of Fortive’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Fortive and will govern certain relationships between us and Fortive after the separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to this information statement. When used in this section, “distribution date” refers to the date on which Fortive commences distribution of our common stock to the holders of shares of Fortive common stock.

The Separation Agreement

We intend to enter into a separation agreement with Fortive immediately prior to the distribution of our common stock to Fortive stockholders. The separation agreement will set forth our agreements with Fortive regarding the principal actions to be taken in connection with the separation. It will also set forth other agreements that govern certain aspects of our relationship with Fortive following the separation and distribution. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this information statement.

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be allocated to each of Fortive and us as part of the internal reorganization transaction described herein, and will describe when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments will have already occurred prior to the parties’ entering into the separation agreement. The separation agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Fortive retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Fortive. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

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“Vontier Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to our business, will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Vontier Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	any and all “Vontier Environmental Liabilities” (as defined in the separation agreement);

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

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liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

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any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

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liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

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all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the Form 10 registration statement of which this information statement is a part, and this information statement); and

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all assets and liabilities (whether accrued, contingent or otherwise) of Fortive will be retained by or transferred to Fortive or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Fortive will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash Adjustments

The separation agreement will contain cash adjustment provisions, with payment of such adjustments to be made within 5 business days of the determination of the applicable final cash balance. Pursuant to the adjustment provisions, if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, is determined to have been greater than the reference cash balance of $145,200,000, we will pay Fortive the excess and if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, is determined to have been less than the reference cash balance of $145,200,000, Fortive will pay us the shortfall. In addition, pursuant to the adjustment provisions, if our aggregate cash balance in a restricted jurisdiction at the time of the separation is determined to have been less than the reference cash balance for such restricted jurisdiction, Fortive will pay us the shortfall, as applicable, for each such applicable restricted jurisdiction. The reference cash balance amounts for all restricted jurisdictions in the aggregate is equal to $54,800,000.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party will agree to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Fortive will use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including surety bonds) retained by Fortive and its subsidiaries and to remove Fortive and its subsidiaries as a guarantor of liabilities (including surety bonds) to be assumed by us.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of our business from Fortive. If such contracts cannot be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation is complete.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the separation agreement.

The separation agreement will provide for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Fortive under the separation agreement with Fortive. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	the assets the indemnifying party assumed or retained pursuant the separation agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after the distribution; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Legal Matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance

Following the separation, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the distribution, we may, at the sole discretion of Fortive, seek coverage under Fortive third-party insurance policies to the extent that coverage may be available thereunder.

Subsequent Distribution or Dispositions

Fortive has sole discretion in effecting any subsequent distribution of our shares through a spin-off or split-off or effecting any further dispositions of our shares after the distribution through one or more public offerings or private sales. We are required to cooperate with Fortive to effect any subsequent distribution or dispositions.

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Fortive will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries for 6 months following the distribution, and neither we nor Fortive will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries until 18 months following the distribution.

Corporate Opportunities

Following the separation and for so long as Fortive beneficially owns any of our outstanding shares or has any directors, officers or employees who serve on our Board of Directors, our Board of Directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Fortive or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.

Dispute Resolution

If a dispute arises between us and Fortive under the separation agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

Prior to the distribution, Fortive has the unilateral right to terminate or modify the terms of the separation agreement and related agreements. After the distribution, the term of the separation agreement is indefinite and it may only be terminated with the prior written consent of both Fortive and us.

Separation Costs

All costs with respect to the separation incurred prior to the separation will be borne and paid by Fortive, except as provided in any of the ancillary agreements and except that certain costs related to certain services listed on a schedule to the separation agreement are not deemed separation costs and will be borne and paid by us.

All costs with respect to the separation incurred after the separation will be borne and paid by us except to the extent such fees and expenses were incurred in connection with services expressly requested by Fortive in writing. In addition, we will bear responsibility for all other services provided to or for the benefit of us, whether provided before or after the separation.

Any costs or expenses incurred in obtaining consents or novation from a third party will be borne by the entity to which such contract is being assigned. Transaction taxes with respect to the separation will be borne equally by us and Fortive.

Treatment of Intercompany Loans and Advances

Upon completion of the separation, all loans and advances between Fortive or any subsidiary of Fortive (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, will be terminated.

Other Matters Governed by the Separation Agreement

Other matters governed by the separation agreement include confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We and Fortive will enter into a transition services agreement that will be effective upon the distribution, pursuant to which Fortive and its subsidiaries and we and our subsidiaries will provide to each other various services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, not limited to, in the event of any uncured material breach by the other party or its applicable affiliates. If no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the transition services agreement. The recipient of a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days.

We do not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Tax Matters Agreement

Allocation of Taxes.

In connection with the separation and distribution, we and Fortive will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, except with respect to certain transaction taxes triggered by the separation which will be borne equally by us and Fortive under the agreement, we will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only us and/or any of our subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both us and/or any of our subsidiaries, on the one hand, and Fortive or any of its subsidiaries, on the other hand, to the extent such taxes are attributable to our businesses for any periods or portions thereof after the distribution. In addition, we will pay Fortive to the extent that we realize tax benefits after the separation to the extent that they would not have been available to us if Fortive had not borne the taxes triggered by the separation.

Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement will provide for cooperation and information sharing with respect to tax matters.

Fortive will generally be responsible for preparing and filing any tax return that includes Fortive or any of its subsidiaries (as determined immediately after the distribution), including those that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing any tax return will generally have primary authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution.

We and Fortive intend for the distribution, together with certain related transactions, to qualify as a transaction that is tax-free to Fortive and Fortive’s stockholders under Sections 368(a)(1)(D) and 355 of the Code.

Fortive has received a private letter ruling from the IRS substantially to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and expects to receive an opinion from Skadden, Arps, Slate, Meagher and Flom LLP regarding the tax-free status of the distribution, together with certain related transactions. In connection with the private letter ruling and the opinion, we and Fortive have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

Pursuant to the tax matters agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and certain related transactions. We may take certain actions prohibited by these covenants only if we obtain and provide to Fortive an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to Fortive, to the effect that such action would not jeopardize the tax-free status of these transactions, or if we obtain prior written consent of Fortive, in its sole and absolute discretion, waiving such requirement. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the distribution these covenants will include specific restrictions on our:

•	discontinuing the active conduct of our trade or business

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•

amending our certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock;

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership.

We will generally agree to indemnify Fortive and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain related transactions to the extent caused by an acquisition of our stock or assets or by any other action undertaken by us. This indemnification will apply even if Fortive has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Term and termination

There is no termination provision in the tax matters agreement and, unless specifically stated otherwise, the parties’ respective rights, responsibilities and obligations generally survive until the expiration of the relevant statute of limitations.

Employee Matters Agreement

We and Fortive will enter into an employee matters agreement that will govern our and Fortive’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally will allocate liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Treatment of outstanding Fortive equity awards

The employee matters agreement will provide that each Fortive equity award held by our employees that is outstanding immediately prior to the completion of the distribution will be assumed by us and converted into a Vontier equity award denominated in shares of Vontier common stock with a comparable value, based on an equity award adjustment ratio to be adopted by Fortive for purposes of making equitable adjustments to the Fortive equity awards held by our employees. For each equity award holder, the intent is to maintain the economic value of the equity awards before and after the completion of the distribution. The terms of the equity awards, such as the award period, exercisability and vesting schedule, as applicable, will generally continue unchanged. As a result of the adjustments to such equity awards, the precise number of shares of Vontier common stock to which the adjusted equity awards will relate will not be known until the completion of the distribution or shortly thereafter. See “Treatment of Outstanding Equity Awards at the Time of the Distribution.”

Treatment of Fortive benefit plans

The employee matters agreement will provide that, following the completion of the distribution, our employees generally will no longer participate in benefit plans sponsored or maintained by Fortive and will commence participation in our benefit plans, which are expected to be generally similar to the existing Fortive benefit plans.

General matters

The employee matters agreement also will set forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Fortive and us.

Intellectual Property Matters Agreement

We and Fortive will enter into an intellectual property matters agreement pursuant to which Fortive will grant to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to use certain intellectual property rights retained by Fortive. We will be able to sublicense our rights in connection with activities relating to our and our affiliates’ business but not for independent use by third parties.

We will also grant back to Fortive a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to continue to use certain intellectual property rights owned by or transferred to us. Fortive will be able to sublicense its rights in connection with activities relating to Fortive’s and its affiliates’ retained business but not for independent use by third parties. This license-back will permit Fortive to continue to use certain of our intellectual property rights in the conduct of its remaining businesses. We believe that the license-back will have little impact on our businesses because Fortive’s use of our intellectual property rights is generally limited to products and services that are not part of our businesses. The term of the intellectual property matters agreement is perpetual.

The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Fortive’s retained trade secrets (excluding FBS), copyrights or patented technology is used in any of our businesses, and, as such, applies to all portions of our businesses. However, we believe there may be relatively little use of such retained trade secrets, copyrights or patented technology in our businesses, and as a result, we do not believe that the intellectual property matters agreement has a material impact on any of our businesses.

FBS License Agreement

We and Fortive will enter into an FBS license agreement pursuant to which Fortive will grant us a perpetual, non-exclusive, worldwide, and non-transferable license to use FBS solely in support of our business. We will be able to sublicense such license to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries). In addition, we and Fortive will each license to each other improvements made by such party to FBS during the first two years of the term period of the FBS license agreement.

We anticipate that FBS, which will be rebranded as Vontier Business System as used by us following the distribution, will be used by our various businesses and functions to continuously improve performance.

The term of the FBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us. Upon a change of control of us, our rights to receive services under the FBS license agreement will terminate, but we will be permitted to continue to use the FBS license even after we undergo a change of control.

Stockholder’s and Registration Rights Agreement

We and Fortive will enter into a stockholder’s and registration rights agreement pursuant to which we will agree that, upon the request of Fortive or certain subsequent transferees as further defined therein, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Fortive. Such agreement will also include customary voting restrictions on the shares of Vontier common stock retained by Fortive, as described below.

Demand registration

For a period of five years after the distribution, for so long as Fortive holds 10% or more of the shares of our common stock, Fortive will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by Fortive, subject to limitations on minimum offering size, the limitation that Fortive make no more than five such requests and no more than two such requests in any one-year period and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 60 days. Fortive will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Fortive, Fortive will have the right to include its shares of our common stock in that offering.

Registration expenses

We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the stockholder’s and registration rights agreement. Fortive is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Fortive and, in limited situations, by Fortive for the benefit of us with respect to the information provided by Fortive included in any registration statement, prospectus or related document.

Transfer

If Fortive transfers shares covered by the agreement, it will be able to transfer the benefits of the stockholder’s and registration rights agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the distribution, provided that each transferee agrees to be bound by the terms of the stockholder’s and registration rights agreement, including the limitation that only holders of 10% or more of the shares of our common stock are permitted to request registration under the Securities Act of all or any portion of our shares covered by the agreement.

Voting Restrictions

Fortive will agree to vote any shares of our common stock that it retains immediately after the distribution in proportion to the votes cast by our other stockholders. In connection with such agreement, Fortive will grant us a proxy to vote its shares of our retained common stock in such proportion. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Fortive to a person other than Fortive, and neither the stockholder’s and registration rights agreement nor proxy will limit or prohibit any such sale or transfer.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the stockholder’s and registration rights agreement.

Procedures for Approval of Related Person Transactions

The Board is expected to adopt a written policy on related person transactions. This policy does not apply to the transactions described above. Each of the agreements between us and Fortive and its subsidiaries that have been entered into prior to the distribution, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of such policy. Under this written related person transactions policy, the Nominating and Governance Committee of the Board is expected to be required to review and if appropriate approve all related person transactions, prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if our management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Governance Committee at the Nominating and Governance Committee’s next meeting. The Nominating and Governance Committee is required to review and consider all relevant information available to it about each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Pursuant to the policy, the Nominating and Governance Committee is required to evaluate each potential related person transaction, including, subject to certain exceptions, any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Nominating and Governance Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our common stock will be owned beneficially and of record by Fortive. After the distribution, Fortive will own 19.9% our common stock. The following tables set forth information with respect to the expected beneficial ownership of our common stock by: (1) each person expected to beneficially own more than five percent of our common stock, (2) each expected director and named executive officer, and (3) all of our expected directors and executive officers as a group based upon the distribution ratio. We based the share amounts on each person’s beneficial ownership of Fortive common stock as of September 15, 2020, assuming a distribution ratio of two shares of our common stock for every five shares of common stock of Fortive. Solely for the purposes of this table, we assumed that 168,447,021 of our shares of common stock were issued and outstanding as of September 15, 2020 based on Fortive common stock outstanding as of such date and the distribution ratio. The actual number of shares of our common stock to be outstanding following the distribution will be determined on the record date for the distribution. Except as indicated, the address of each director and executive officer shown in the table below is c/o Vontier Corporation, 5420 Wade Park Boulevard, Suite 206, Raleigh, NC 27607.

	Common stock beneficially owned before the distribution		Common stock beneficially owned after the distribution
Name and address of Beneficial Owner	Number	%	Number		%
5% Beneficial Owner
Fortive Corporation	168,447,021	100	33,520,957		19.9
6920 Seaway Blvd.
Everett, WA 98203

Directors and Executive Officers
Michael D. Beverly	—	—	3,857	(1)	*
Gloria R. Boyland	—	—	—		—
Karen C. Francis	—	—	—		—
Martin Gafinowitz	—	—	95,134	(2)	*
Andrew D. Miller	—	—	—		—
Mark D. Morelli	—	—	1,607	(3)	*
David H. Naemura	—	—	394	(4)	*
Andrew Nash	—	—	17,812	(5)	*
Kathryn K. Rowen	—	—	3,910	(6)	*
All Directors and Executive Officers as a Group (nine persons)	—	—	122,715	(7)	*

(1)

Based on the assumed distribution ratio of two shares of our common stock for every five shares of common stock of Fortive (the “assumed distribution ratio”), includes options to acquire 1,752 shares and 343 notional phantom shares attributable to Mr. Beverly’s Executive Deferred Incentive Program (“EDIP”) account.

(2)

Based on the assumed distribution ratio, includes options to acquire 62,202 shares, 6,491 shares to be issued as dividends on unvested Fortive restricted stock, and 22,199 notional phantom shares attributable to Mr. Gafinowitz’s EDIP account.

(3)	Based on the assumed distribution ratio, includes 1,607 notional phantom shares attributable to Mr. Morelli’s EDIP account.
(4)	Based on the assumed distribution ratio, includes 394 notional phantom shares attributable to Mr. Naemura’s EDIP account.
(5)	Based on the assumed distribution ratio, includes options to acquire 13,060 shares and 3,540 notional phantom shares attributable to Mr. Nash’s EDIP account.
(6)	Based on the assumed distribution ratio, includes options to acquire 3,673 shares and 237 notional phantom shares attributable to Ms. Rowen’s EDIP account.
(7)

Based on the assumed distribution ratio, includes options to acquire 80,687 shares, 6,491 shares issued on unvested Fortive restricted stock, and 28,321 notional phantom shares attributable to EDIP accounts.

*	Represents less than 1%.

THE SEPARATION AND DISTRIBUTION

Background

On September 4, 2019, Fortive announced its intention to separate its Industrial Technologies business from the remainder of its businesses.

It is expected that the Fortive Board of Directors, or a duly authorized committee thereof, will approve the distribution of 80.1% of our issued and outstanding shares of common stock on the basis of two shares of our common stock for every five shares of Fortive common stock held as of the close of business on the record date of September 25, 2020.

At 12:01 a.m., Eastern time, on October 9, 2020, the distribution date, each Fortive stockholder will receive two shares of our common stock for every five shares of Fortive common stock held at the close of business on the record date for the distribution, as described below. Fortive stockholders will receive cash in lieu of any fractional shares of our common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Fortive common stock or take any other action to receive your shares of our common stock in the distribution. The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see this section under “—Conditions to the Distribution.”

Reasons for the Separation

The Fortive Board of Directors determined that the separation of Fortive’s Industrial Technologies business from the remainder of its businesses would be in the best interests of Fortive and its stockholders and approved the plan of separation. A wide variety of factors were considered by the Fortive Board of Directors in evaluating the separation. The Fortive Board of Directors considered the following potential benefits of the separation:

•

Enhanced Strategic and Management Focus. The separation will allow each company to more effectively pursue its distinct operating priorities and strategies and enable its respective management to focus exclusively on its unique opportunities for long-term growth and profitability;

•

More Efficient Allocation of Capital. The separation will permit the Company to concentrate its financial resources solely on its own operations without having to compete with other Fortive businesses for investment capital. This will provide greater flexibility to invest capital in our business in a time and manner appropriate for our distinct strategy and business needs;

•

Distinct Investment Identity. The separation will allow investors to separately value each company based on its distinct investment identity. The Company’s businesses differ from Fortive’s other businesses in several respects, such as the market for products and services, manufacturing processes and R&D capabilities. The separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on its distinct characteristics; and

•

Direct Access to Capital Markets. The separation will create an independent equity structure that will afford the Company direct access to the capital markets and facilitate its ability to capitalize on its unique growth opportunities and effect future acquisitions utilizing its common stock.

•

Attract and Retain Talent. The separation will permit the Company to attract better talent as a completely separated company. The separation will permit the Company to offer stock-based incentive compensation to its employees and executives that is more closely aligned with the performance of the Company’s business.

The Fortive board of directors also considered the following potentially negative factors in evaluating the separation:

•	Loss of Joint Purchasing Power and Increased Costs. As a current part of Fortive, the Industrial Technologies business that will become our business benefits from Fortive’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Fortive obtained prior to the separation. We may also incur costs for certain functions previously performed by Fortive, such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	Disruptions to the Business as a Result of the Separation. The actions required to separate our and Fortive’s respective businesses could disrupt our and Fortive’s operations after the separation.

•

Increased Significance of Certain Costs and Liabilities. Certain costs and liabilities that were otherwise less significant to Fortive as a whole will be more significant for us and Fortive, after the separation, as stand-alone companies.

•

One-time Costs of the Separation. We (and prior to the separation, Fortive) will incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax (including transaction taxes, which will be borne equally by us and Fortive), legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems.

•

Inability to Realize Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Fortive; and (iii) following the separation, our businesses will be less diversified than Fortive’s businesses prior to the separation.

•

Limitations Placed upon the Company as a result of the Tax Matters Agreement. To preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we will enter into with Fortive, we will be restricted from taking any action that adversely affects the distribution, together with certain related transactions, from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our businesses.

While all of the bullets above are considered to be potentially negative factors to us, only the second, third and fourth bullets above are considered to be potentially negative factors to Fortive.

The Fortive Board of Directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a New Company Prior to the Distribution

We were incorporated in Delaware on August 5, 2019 for the purpose of holding Fortive’s Industrial Technologies business. As part of the plan to separate these businesses from the remainder of its businesses, Fortive plans to transfer the equity interests of certain entities that operate the Industrial Technologies business and the assets and liabilities of the Industrial Technologies business to us, as set forth in the separation agreement.

When and How You Will Receive the Distribution

With the assistance of Computershare, Fortive expects to distribute our common stock at 12:01 a.m., Eastern time, on October 9, 2020, the distribution date, to all holders of outstanding shares of Fortive common stock as of the close of business on September 25, 2020, the record date for the distribution. Computershare, which currently serves as the transfer agent and registrar for shares of Fortive common stock, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for our common stock.

If you own shares of Fortive common stock as of the close of business on the record date for the distribution, our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, Computershare will then mail you a direct registration account statement that reflects your shares of our common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of Fortive common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of Fortive common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Most Fortive stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Fortive common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of our common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with the Company which may include certain Company executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of Our Common Stock You Will Receive

For every five shares of Fortive common stock that you own at the close of business on September 25, 2020, the record date for the distribution, you will receive two shares of our common stock on the distribution date.

Fortive will not distribute any fractional shares of our common stock to its stockholders. Instead, if you are a registered holder, Computershare will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Fortive or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Fortive or us. Neither we nor Fortive will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your shares of Fortive common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After our separation from Fortive, we will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on September 25, 2020, the record date for the distribution. The distribution will not affect the number of outstanding shares of Fortive common stock or any rights of Fortive stockholders. Fortive will not distribute any fractional shares of our common stock.

We will enter into a separation agreement and other related agreements with Fortive to effect the separation and provide a framework for our relationship with Fortive after the separation. These agreements provide for the allocation between Fortive and us of Fortive’s assets, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Fortive and will govern certain relationships between Fortive and us after the separation. For a more detailed description of these agreements, please refer to the section entitled “Certain Relationships and Related Person Transactions.”

Market for Our Common Stock

There is currently no public trading market for our common stock. We intend to apply to list our common stock on the NYSE under the symbol “VNT.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices of one share of Fortive common stock and two-fifths of a share of our common stock after the distribution (representing the number of shares of our common stock to be received per one share of Fortive common stock in the distribution) may not equal the “regular-way” trading price of a share of Fortive common stock immediately prior to the distribution. The price at which our common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. Please refer to the section entitled “Risk Factors—Risks Related to Our Common Stock.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, Fortive expects that there will be two markets in shares of Fortive common stock: a “regular-way” market and an “ex-distribution” market. Shares of Fortive common stock that trade on the “regular-way” market will trade with an entitlement to our common shares distributed pursuant to the separation. Shares of Fortive common stock that trade on the “ex-distribution” market will trade without an entitlement to our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Fortive common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our common stock in the distribution. If you own shares of Fortive common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of our common stock that you are entitled to receive pursuant to your ownership as of the record date of the shares of Fortive common stock.

Furthermore, beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of shares of Fortive common stock on the distribution date. If you owned shares of Fortive common stock at the close of business on the record date for the distribution, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Fortive common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

“Ex-distribution” and “when-issued” trades are generally settled shortly after the distribution date, but if Fortive determines not to proceed with the distribution following the initiation of the “ex-distribution” and “when-issued” trading markets, trades in the “ex-distribution” and “when-issued” trading markets will be cancelled and, therefore, will not be settled.

Conditions to the Distribution

The distribution will be effective at 12:01 a.m., Eastern time, on October 9, 2020, the distribution date, provided that the following conditions will have been satisfied (or waived by Fortive in its sole discretion):

•	the transfer of assets and liabilities to us in accordance with the separation agreement will have been completed, other than assets and liabilities intended to transfer after the distribution;

•

Fortive will have received an opinion of Skadden, Arps, Slate, Meagher and Flom LLP, tax counsel to Fortive, regarding the qualification of the separation and the distribution as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code;

•

the SEC will have declared effective the registration statement of which this information statement forms a part, no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for such purpose will be pending before or threatened by the SEC and this information statement will have been mailed to Fortive stockholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws will have been taken and, where applicable, will have become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation will have been duly executed and delivered by the parties;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions will be in effect;

•	the shares of our common stock to be distributed will have been approved and accepted for listing on the NYSE, subject to official notice of distribution;

•	the financing described under the section entitled “Description of Certain Indebtedness” will have been completed; and

•

no event or development will have occurred or exist that, in the judgment of Fortive’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.

The satisfaction of the foregoing conditions does not create any obligations on Fortive’s part to effect the separation, and Fortive’s Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the separation, including by accelerating or delaying the timing of the consummation of all or part of the separation, at any time prior to the distribution date. To the extent that the Fortive Board of Directors determines that any modifications by Fortive materially change the material terms of the distribution, Fortive will notify Fortive stockholders in a manner reasonably calculated to inform them about the modification as may be required by law.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a discussion of the U.S. federal income tax consequences of the distribution to U.S. Holders (as defined below) of Fortive common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Fortive common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable regulations.

This discussion addresses only the consequences of the distribution to U.S. Holders that hold Fortive common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, including:

•	a financial institution, regulated investment company or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities, commodities or foreign currencies;

•	a stockholder that holds Fortive common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	a stockholder that holds Fortive common stock in a tax-deferred account, such as an individual retirement account; or

•	a stockholder that acquired Fortive common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Fortive common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Fortive common stock should consult its tax advisor.

This discussion of U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the distribution. Accordingly, each holder of Fortive common stock should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the distribution to such holder.

Tax Opinion

The consummation of the distribution, along with certain related transactions, is conditioned upon the receipt of an opinion of Skadden, Arps, Slate, Meagher and Flom LLP substantially to the effect that the distribution of more than 80% of the shares of our common stock owned by Fortive to the stockholders of Fortive, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code (a “Tax Opinion”).

In rendering the Tax Opinion to be given as of the closing of the distribution (the “Closing Tax Opinion”), tax counsel will rely on (i) customary representations and covenants made by us and Fortive, including those contained in certificates of officers of the Company and Fortive, and (ii) specified assumptions, including an assumption regarding the completion of the separation, the distribution and certain related transactions in the manner contemplated by the transaction agreements. In addition, tax counsel’s ability to provide the Closing Tax Opinion will depend on the absence of changes in existing facts or law between the date of this registration statement and the closing date of the distribution. If any of the representations, covenants or assumptions on which tax counsel will rely is inaccurate, tax counsel may not be able to provide the Closing Tax Opinion or the tax consequences of the distribution could differ from those described below. An opinion of tax counsel does not preclude the IRS or the courts from adopting a contrary position.

The Distribution

Assuming that the distribution of 80.1% of the shares of our common stock owned by Fortive to the stockholders of Fortive, together with certain related transactions, qualifies as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, in general, for U.S. federal income tax purposes:

•	Subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by, and no amount will be included in the income of, Fortive or us on the distribution;

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Fortive common stock upon the receipt of our common stock;

•

the aggregate tax basis of the shares of our common stock distributed in the distribution to a U.S. Holder of Fortive common stock (including any fractional share interest in our common stock for which cash is received) will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Fortive common stock immediately before such distribution between such Fortive common stock and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to the relative fair market value of each immediately following the distribution;

•

the holding period of any shares of our common stock received by a U.S. Holder of Fortive common stock in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period of the shares of Fortive common stock held by a U.S. Holder prior to the distribution; and

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a U.S. Holder of Fortive common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in such fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such fractional share is more than one year as of the closing date of the distribution.

Fortive stockholders that have acquired different blocks of shares of Fortive common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of shares of Fortive common stock.

U.S. Treasury regulations require certain Fortive stockholders who receive our common stock in the distribution and, immediately prior to the distribution, own (i) at least 5% of the total outstanding stock of Fortive, or (ii) securities of Fortive with an aggregate basis of $1 million or more, to attach to such stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

In general, if the distribution, together with certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, the distribution will be treated as a taxable dividend to U.S. Holders of Fortive common stock in an amount equal to the fair market value of our common stock received (to the extent of such holder’s ratable share of Fortive’s earnings and profits). In addition, if the distribution, together with certain related transactions, does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, Fortive will recognize taxable gain, which could result in significant tax to Fortive. In such event, Fortive will generally recognize gain (i) in an amount equal to the excess, if any, of the fair market value of our common stock distributed to holders of Fortive common stock on the distribution date over Fortive’s tax basis in such shares and (ii) with respect to the receipt of the Cash Distribution.

Even if the distribution, together with certain related transactions, would otherwise qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code, the distribution will be taxable to Fortive under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Fortive or our common stock is acquired as part of a plan or series of related transactions that includes the distribution. If Section 355(e) applies as a result of such an acquisition, Fortive would recognize taxable gain as described above, but the distribution would generally be tax-free to U.S. Holders of Fortive common stock. Under some circumstances, the tax matters agreement would require us to indemnify Fortive for such tax liability associated with the taxable gain. See “Certain Relationships and Related Person Transactions—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution.”

Under the tax matters agreement, we will generally be required to indemnify Fortive for the resulting taxes in the event that the distribution and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “Certain Relationships and Related Person Transactions—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution”). If the distribution were to be taxable to Fortive, the liability for payment of such tax by Fortive or by us under the tax matters agreement could have a material adverse effect on Fortive or us, as the case may be.

DESCRIPTION OF CERTAIN INDEBTEDNESS

At or shortly prior to the time of the closing of the distribution, we expect to incur approximately $1.8 billion of indebtedness under the Term Facilities (as defined below). We intend to make a Cash Distribution to Fortive that will be funded by approximately $1.6 billion of the net proceeds of the Term Facilities.

Senior Credit Facilities

We intend to enter into certain senior unsecured credit facilities, which we expect will consist of an aggregate principal amount of up to $2.55 billion that will be available through (i) a two-year term loan facility in an initial aggregate principal amount of up to $1.0 billion (the “Two-Year Term Facility”), (ii) a three-year term loan facility in an initial aggregate principal amount of up to $800 million (the “Three-Year Term Facility” and, together with the Two-Year Term Facility, the “Term Facilities”) and (iii) a three-year revolving credit facility in an initial aggregate principal amount of $750.0 million (the “Revolving Facility” and, together with the Term Facilities, the “Senior Credit Facilities”). At our option, the aggregate principal amount under the Revolving Facility may be increased by $250.0 million. We intend to use the proceeds of the Term Facilities, in part, to fund the Cash Distribution to Fortive as partial consideration for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to us. The Revolving Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes.

We anticipate that the Senior Credit Facilities will contain customary affirmative and negative covenants that, among other things, limit or restrict our and/or our subsidiaries’ ability, subject to certain exceptions, to incur liens or indebtedness, to merge or engage in other fundamental changes or sell or otherwise dispose of assets, or to make dividends or distributions. We also expect to be required to maintain compliance with a leverage ratio and an interest coverage ratio. We also anticipate that the Senior Credit Facilities will contain customary events of default.

The foregoing summarizes some of the currently expected terms of our Senior Credit Facilities. However, the foregoing summary does not purport to be complete, and the terms of the Senior Credit Facilities have not yet been finalized. There may be changes to the expected size and other terms of the Senior Credit Facilities, some of which may be material.

DESCRIPTION OF CAPITAL STOCK

In connection with the distribution, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of the distribution, the forms of which will be filed as exhibits to the registration statement of which this information statement forms a part. Because this is only a summary, it may not contain all the information that is important to you.

General

Our authorized capital stock consists of 1,985,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, with no par value, all of which shares of preferred stock are undesignated. The Board may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, we expect that approximately 168,447,021 shares of our common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

As of the date of this information statement, there are no shares of common stock subject to options or warrants to purchase, or securities convertible into, our common equity; however, as described in the section entitled “Treatment of Outstanding Equity Awards at the Time of the Separation,” we intend to issue certain equity-based awards upon the separation.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority in voting power of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a majority of the votes cast at a meeting of stockholders, except that a plurality standard will apply in contested elections. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

No Preemptive or Similar Rights

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the Board will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to shares of preferred stock in one or more series without further action by the holders of our common stock. The Board will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Fortive and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Fortive beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Fortive to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Fortive’s shares of our common stock, so that Section 203 would not apply to such other parties.

Classified Board. Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect will be held in 2021. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2022, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2023. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors. Our amended and restated bylaws will provide that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to Certificate of Incorporation. Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Fortive, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to Bylaws. Our amended and restated certificate of incorporation and bylaws will provide that our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class.

Size of Board and Vacancies. Our amended and restated bylaws will provide that the Board will consist of not less than three nor greater than 15 directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the secretary upon a written request delivered to the secretary by (a) the Board pursuant to a resolution adopted by a majority of the entire Board, (b) the chairman of the Board or (c) the chief executive officer of the Corporation. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated certificate of incorporation will mandate that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Conflicts of Interest; Corporate Opportunities

In order to address potential conflicts of interest between us and Fortive, our amended and restated certificate of incorporation will contain certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Fortive and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Fortive. In general, these provisions recognize that we and Fortive may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Fortive will continue to have contractual and business relations with each other, including directors, officers and/or employees of Fortive serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation will provide that Fortive will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation will provide that for so long as Fortive owns at least 10% of the total voting power of our outstanding shares or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Fortive acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Fortive, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Fortive shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Fortive.

Our amended and restated certificate of incorporation also will provide for special approval procedures that may be utilized if it is deemed desirable by Fortive, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

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the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Unless we otherwise consent in writing, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state or federal court located within the State of Delaware. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we otherwise consent in writing, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act shall be the federal district courts of the United States of the America.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholders approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “VNT.”

Sale of Unregistered Securities

On August 5, 2019, we issued 1,000 shares of common stock to Fortive pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because the issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for shares of our common stock will be Computershare Trust Company, N.A.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

As a result of the distribution, we will become subject to the informational requirements of the Exchange Act and will be required to file periodic current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the completion of the distribution, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.vontier.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this information statement.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of NEWCO (the Company), a wholly-owned business of Fortive Corporation, as of December 31, 2019 and 2018, the related combined statements of earnings, comprehensive income, changes in parent’s equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

February 14, 2020,

except for Note 1, as to which the date is September 1, 2020.

NEWCO OF FORTIVE CORPORATION

COMBINED BALANCE SHEETS

($ IN MILLIONS)

	As of December 31
	2019	2018
ASSETS
Current assets:
Accounts receivable, less allowance for doubtful accounts of $32.2 million and $35.9 million at December 31, 2019 and 2018, respectively	$490.6	$531.0
Inventories	224.1	250.4
Prepaid expenses and other current assets	110.5	80.2

Total current assets	825.2	861.6
Property, plant and equipment, net	101.9	180.6
Operating lease right-of-use asset	37.8	—
Long-term financing receivables, net	262.5	246.6
Other assets	169.4	270.3
Goodwill	1,157.8	1,139.5
Other intangible assets, net	274.3	290.2

Total assets	$2,828.9	$2,988.8

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$16.8	$18.5
Trade accounts payable	318.6	317.8
Current operating lease liabilities	12.8	—
Accrued expenses and other current liabilities	319.3	357.2

Total current liabilities	667.5	693.5
Operating lease liabilities	25.2	—
Other long-term liabilities	295.5	279.9
Long-term debt	24.6	222.5
Parent’s equity:
Net Parent investment	1,662.5	1,663.5
Accumulated other comprehensive income	148.7	126.3

Total Parent’s equity	1,811.2	1,789.8
Noncontrolling interests	4.9	3.1

Total equity	1,816.1	1,792.9

Total liabilities and equity	$2,828.9	$2,988.8

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF EARNINGS

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Sales of products	$2,484.0	$2,408.1	$2,241.3
Sales of services	288.1	257.8	256.9

Total sales	2,772.1	2,665.9	2,498.2
Cost of product sales	(1,349.3)	(1,328.2)	(1,223.6)
Cost of service sales	(232.0)	(202.6)	(201.8)

Total cost of sales	(1,581.3)	(1,530.8)	(1,425.4)

Gross profit	1,190.8	1,135.1	1,072.8
Operating costs:
Selling, general and administrative expenses	(491.3)	(499.3)	(445.8)
Research and development expenses	(136.4)	(136.2)	(126.2)

Operating profit	563.1	499.6	500.8
Non-operating income (expense):
Gain from acquisition	—	—	15.3
Interest income, net	3.3	8.4	8.4
Other non-operating expenses	(0.6)	(0.7)	(0.6)

Earnings before income taxes	565.8	507.3	523.9
Income taxes	(129.3)	(121.8)	(150.6)

Net earnings	$436.5	$385.5	$373.3

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Net earnings	$436.5	$385.5	$373.3
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	22.4	(33.5)	43.9
Pension and other postretirement adjustments	—	1.0	(0.3)

Total other comprehensive income (loss), net of income taxes	22.4	(32.5)	43.6

Comprehensive income	$458.9	$353.0	$416.9

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CHANGES IN EQUITY

($ IN MILLIONS)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2017	$115.2	$1,308.1	$3.1
Net earnings for the year	—	373.3	—
Net transfers to Parent	—	(117.1)	—
Other comprehensive income	43.6	—	—
Stock-based compensation expense	—	11.8	—
Changes in noncontrolling interests	—	—	0.8

Balance, December 31, 2017	158.8	1,576.1	3.9
Net earnings for the year	—	385.5	—
Net transfers to Parent	—	(311.9)	—
Other comprehensive loss	(32.5)	—	—
Stock-based compensation expense	—	13.8	—
Changes in noncontrolling interests	—	—	(0.8)

Balance, December 31, 2018	126.3	1,663.5	3.1
Net earnings for the year	—	436.5	—
Net transfers to Parent	—	(299.4)	—
Non-cash net settlement of related-party borrowings	—	(151.2)	—
Other comprehensive income	22.4	—	—
Stock-based compensation expense	—	13.1	—
Changes in noncontrolling interests	—	—	1.8

Balance, December 31, 2019	$148.7	$1,662.5	$4.9

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Cash flows from operating activities:
Net earnings	$436.5	$385.5	$373.3
Non-cash items:
Depreciation	52.7	55.8	41.3
Amortization	31.8	30.6	24.8
Stock-based compensation expense	13.1	13.8	11.8
Impairment charges on intangible assets	—	0.5	2.2
Loss / (gain) on acquisition/disposition	0.1	—	(15.3)
Gain on sale of property	—	(0.3)	—
Change in deferred income taxes	12.8	5.8	(11.5)
Change in accounts receivable, net	(111.9)	(193.6)	(136.6)
Change in long-term financing receivables, net	134.6	109.2	94.6
Change in inventories	25.3	(37.9)	13.2
Change in trade accounts payable	2.0	16.0	(4.0)
Change in prepaid expenses and other assets	(18.4)	9.4	(41.5)
Change in accrued expenses and other liabilities	(33.4)	26.2	11.5

Net cash provided by operating activities	545.2	421.0	363.8

Cash flows from investing activities:
Cash paid for acquisitions and equity investments, net of cash received	(2.4)	(80.8)	(190.4)
Payments for additions to property, plant and equipment	(38.0)	(42.4)	(68.4)
Proceeds from sale of property	0.1	0.6	0.5

Net cash used in investing activities	(40.3)	(122.6)	(258.3)

Cash flows from financing activities:
Net proceeds from (repayments of) related-party borrowings	(190.5)	16.3	(5.3)
Net proceeds from (repayments of) short-term borrowings	(2.5)	8.8	8.7
Net transfers to Parent	(299.4)	(311.9)	(117.1)
Other financing activities	(7.4)	(3.7)	(1.1)

Net cash used in financing activities	(499.8)	(290.5)	(114.8)

Effect of exchange rate changes on cash and equivalents	(5.1)	(7.9)	9.3

Net change in cash and equivalents	—	—	—
Beginning balance of cash and equivalents	—	—	—

Ending balance of cash and equivalents	$—	$—	$—

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

NEWCO (“NEWCO” or the “Company”) focuses on critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of mobility technologies and diagnostics and repair technologies solutions, spanning advanced environmental sensors, fueling equipment, field payment, hardware, remote management and workflow software, and vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. NEWCO markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis.

NEWCO operates through one reportable segment comprised of two operating segments (i) mobility technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as (ii) diagnostics and repair technologies, in which it manufactures and distributes vehicle repair tools, toolboxes and automotive diagnostic equipment, and software, and a full line of wheel-service equipment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and NEWCO has combined its two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s (“Fortive” or “Parent”) Industrial Technologies operating segment.

While, subject to satisfaction of certain conditions, Fortive currently intends to effect the separation of NEWCO through a distribution of shares of Vontier Corporation, Fortive has no obligation to pursue or consummate any separation of NEWCO, including dispositions of its ownership interest in Vontier Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the separation and the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

Basis of Presentation

The accompanying combined financial statements present the historical financial position, results of operations, cash flows and changes in equity of NEWCO in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements.

NEWCO has historically operated as part of Fortive and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of NEWCO are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to NEWCO and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had NEWCO been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 19.

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to NEWCO are accounted for through the Net Parent investment account of NEWCO. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the accompanying combined financial statements.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of NEWCO. All significant transactions between NEWCO and Fortive have been included in the accompanying combined financial statements for the years ended December 31, 2019, 2018, and 2017. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-Party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the distribution. All other intercompany accounts and transactions between the operations comprising NEWCO have been eliminated in the accompanying combined financial statements for the years ended December 31, 2019, 2018, and 2017.

Revision of Financial Statements—During the preparation of this information statement for the six-month period ended June 26, 2020, the Company determined that the discount for its financing receivables was understated by an insignificant amount. This resulted in an overstatement of Accounts receivable, net and Long-term financing receivables, net as of December 31, 2019 and 2018, and an overstatement of Other long-term liabilities for the related deferred tax impact as of December 31, 2019 and 2018, as well as certain immaterial impacts to amounts presented in the Combined Statements of Earnings, Statements of Comprehensive Income and Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017. The Company assessed the materiality of the misstatement in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB 108, Consideration of the effects of prior year misstatements in quantifying current year misstatements, and concluded that this misstatement was not material to the Company’s combined financial statements for the prior periods and that amendment of previously filed reports was therefore not required. However, if the Company had corrected the accumulated error in the financial statements for the six-month period ended June 26, 2020, it could have materially misrepresented the Company’s quarterly operating results and, therefore, the Company has elected to revise its prior period financial statements to correct the error.

The effects of this revision on the line items within the Company’s Combined Balance Sheets as of December 31, 2019 and 2018 are as follows and are reflected in the financial statements included in this information statement:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Assets:
Accounts receivable, net	$496.5	$(5.9)	$490.6	$536.7	$(5.7)	$531.0
Total current assets	831.1	(5.9)	825.2	867.3	(5.7)	861.6
Long-term financing receivables, net	275.9	(13.4)	262.5	259.7	(13.1)	246.6
Total assets	$2,848.2	$(19.3)	$2,828.9	$3,007.6	$(18.8)	$2,988.8

Liabilities:
Other long-term liabilities	$300.1	$(4.6)	$295.5	$284.5	$(4.6)	$279.9
Parent’s equity:
Net parent investment	$1,677.2	$(14.7)	$1,662.5	$1,677.7	$(14.2)	$1,663.5
Total Parent’s equity	1,825.9	(14.7)	1,811.2	1,804.0	(14.2)	1,789.8
Total equity	1,830.8	(14.7)	1,816.1	1,807.1	(14.2)	1,792.9
Total liabilities and equity	$2,848.2	$(19.3)	$2,828.9	$3,007.6	$(18.8)	$2,988.8

The effect of this revision on the line items within the Company’s Combined Statements of Earnings for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Selling, general and administrative expenses	$(490.7)	$(0.6)	$(491.3)	$(498.0)	$(1.3)	$(499.3)
Operating profit	563.7	(0.6)	563.1	500.9	(1.3)	499.6
Earnings before income taxes	566.4	(0.6)	565.8	508.6	(1.3)	507.3
Income taxes	(129.4)	0.1	(129.3)	(122.1)	0.3	(121.8)
Net earnings	437.0	(0.5)	436.5	386.5	(1.0)	385.5

	2017
	As previously reported	Adjustments	As revised
Selling, general and administrative expenses	$(445.2)	$(0.6)	$(445.8)
Operating profit	501.4	(0.6)	500.8
Earnings before income taxes	524.5	(0.6)	523.9
Income taxes	(150.7)	0.1	(150.6)
Net earnings	373.8	(0.5)	373.3

The effect of this revision on the line items within the Company’s Combined Statements of Comprehensive Income for the three years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Net earnings	$437.0	$(0.5)	$436.5	$386.5	$(1.0)	$385.5
Comprehensive income	459.4	(0.5)	458.9	354.0	(1.0)	353.0

	2017
	As previously reported	Adjustments	As revised
Net earnings	$373.8	$(0.5)	$373.3
Comprehensive income	417.4	(0.5)	416.9

The effect of this revision on the line items within the Company’s Combined Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Net earnings	$437.0	$(0.5)	$436.5	$386.5	$(1.0)	$385.5
Change in deferred income taxes	12.9	(0.1)	12.8	6.1	(0.3)	5.8
Change in accounts receivable, net	(112.1)	0.2	(111.9)	(193.9)	0.3	(193.6)
Change in long-term financing receivables	134.2	0.4	134.6	108.2	1.0	109.2
Net cash provided by operating activities	545.2	—	545.2	421.0	—	421.0

	2017
	As previously reported	Adjustments	As revised
Net earnings	$373.8	$(0.5)	$373.3
Change in deferred income taxes	(11.4)	(0.1)	(11.5)
Change in accounts receivable, net	(136.8)	0.2	(136.6)
Change in long-term financing receivables	94.2	0.4	94.6
Net cash provided by operating activities	363.8	—	363.8

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. NEWCO bases these estimates on historical experience, the current economic environment, and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

Accounts and Financing Receivables and Allowances for Doubtful Accounts and Credit Losses—All trade accounts and financing receivables are reported in the accompanying Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses represent management’s best estimate of the credit losses expected from NEWCO’s trade accounts and financing receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. NEWCO regularly performs detailed reviews of NEWCO’s portfolios to determine if an impairment has occurred and evaluate the collectability of receivables based on a combination of financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of NEWCO’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. NEWCO does not believe that accounts and financing receivables represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. The Company recorded $38.2 million, $42.4 million, and $30.2 million of expense associated with doubtful accounts and credit losses for the years ended December 31, 2019, 2018 and 2017, respectively.

Inventory Valuation—Inventories include the costs of material, labor and overhead. Domestic inventories are stated at the lower of cost or net realizable value primarily using the first-in, first-out (“FIFO”) method with certain businesses applying the last-in, first-out method (“LIFO”) to value inventory. Inventories held outside the United States are stated at the lower of cost or net realizable value primarily using the FIFO method.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery and equipment	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively. Amortization of finance lease assets is included in depreciation expense as a component of Selling, general and administrative expenses.

Other Assets—Other assets principally include contract assets, deferred tax assets and other investments.

Fair Value of Financial Instruments—NEWCO’s financial instruments consist primarily of accounts receivable, obligations under trade accounts payable, and short-term borrowings. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable, and short-term borrowings approximate fair value.

Certain of NEWCO’s management employees participate in Parent’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of accrued compensation and post-retirement benefits included in Other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Goodwill and Other Intangible Assets—In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain definite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. NEWCO reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. NEWCO also tests goodwill and intangible assets with indefinite lives at least annually for impairment. Refer to Note 3 and Note 7 for additional information about NEWCO’s goodwill and other intangible assets.

Revenue Recognition—NEWCO derives revenues primarily from the sale of products and services in the mobility technologies and diagnostics and repair technologies markets. Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration NEWCO expects to be entitled to in exchange for those products or services.

Product Sales include revenues from the sale of products and equipment, which includes NEWCO’s SaaS product offerings, equipment rentals, and interest income related to NEWCO’s financing receivables.

Service Sales includes revenues from extended warranties, post-contract customer support (“PCS”), maintenance contracts or services, and services related to previously sold products.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

For revenue related to a product or service to qualify for recognition, NEWCO must have an enforceable contract with a customer that defines the goods or services to be transferred and the payment terms related to those goods or services. Further, collection of substantially all consideration for the goods or services transferred must be probable based on the customer’s intent and ability to pay the promised consideration. NEWCO applies judgment in determining the customer’s ability and intention to pay, which is based on a combination of financial and qualitative factors, including the customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information.

Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are considered in determining the transaction price for the contract; these allowances, and rebates are reflected as a reduction in the contract transaction price. Significant judgment is exercised in determining product returns, customer allowances and rebates, which are estimated based on historical experience and known trends.

Most of NEWCO’s sales contracts contain standard terms and conditions. The Company evaluates contracts to identify distinct goods and services promised in the contract (performance obligations). Sometimes this evaluation involves judgment to determine whether the goods or services are highly dependent on or highly interrelated with one another, or whether such goods or services significantly modify or customize one another. Certain customer arrangements include multiple performance obligations, typically hardware, installation, training, consulting, services and/or PCS. Generally, these elements are delivered within the same reporting period, except PCS or other services. The Company allocates the contract transaction price to each performance obligation using the observable price that the good or service sells for separately in similar circumstances and to similar customers, and/or a residual approach when the observable selling price of a good or service is not known and is either highly variable or uncertain. Allocating the transaction price to each performance obligation sometimes requires significant judgment.

NEWCO’s principal terms of sale are FOB Shipping Point, or equivalent, and, as such, it primarily records revenue upon shipment as NEWCO has transferred control to the customer at that point and NEWCO’s performance obligations are satisfied. The Company evaluates contracts with delivery terms other than FOB Shipping Point and recognizes revenue when it has transferred control and satisfied NEWCO’s performance obligations. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation, other services noted above or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Further, revenue related to separately priced extended warranty and product maintenance agreements is deferred when appropriate and recognized as revenue over the term of the agreement.

Shipping and Handling—Shipping and handling costs are included as a component of Cost of sales. Revenue derived from shipping and handling costs billed to customers is included in Sales.

Advertising—Advertising costs are expensed as incurred.

Research and Development—NEWCO conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of NEWCO’s existing products and expanding the applications for which uses of NEWCO’s products are appropriate. Research and development costs are expensed as incurred.

Restructuring—NEWCO periodically initiates restructuring activities to appropriately position NEWCO’s cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with restructuring actions can include one-time termination benefits and related charges in addition to facility closure, contract termination, and other related activities. NEWCO records the cost of the restructuring activities when the associated liability is incurred. Refer to Note 13 for additional information.

Foreign Currency Translation and Transactions—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of Accumulated other comprehensive income within Parent’s equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates and income statement accounts are translated at weighted average exchange rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Accumulated Other Comprehensive Income—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments(b)	Total
Balance, January 1, 2017	$120.9	$(5.7)	$115.2
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	43.9	(0.7)	43.2
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	43.9	(0.7)	43.2
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.4 (a)	0.4
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.4	0.4

Net current period other comprehensive income (loss)	43.9	(0.3)	43.6

Balance, December 31, 2017	$164.8	$(6.0)	$158.8
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(33.5)	0.5	(33.0)
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	(33.5)	0.5	(33.0)
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.5 (a)	0.5
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes:	—	0.5	0.5

Net current period other comprehensive income (loss):	(33.5)	1.0	(32.5)

Balance, December 31, 2018	$131.3	$(5.0)	$126.3
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	22.4	(0.4)	22.0
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	22.4	(0.4)	22.0
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.4 (a)	0.4
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes:	—	0.4	0.4

Net current period other comprehensive income (loss):	22.4	—	22.4

Balance, December 31, 2019	$153.7	$(5.0)	$148.7

(a)	This Accumulated other comprehensive income component is included in the computation of net periodic pension cost (refer to Note 10 for additional details).
(b)	Includes balances relating to employee defined benefit plans.

Accounting for Stock-based Compensation—Certain employees of NEWCO participate in Fortive’s share-based compensation plans, which include stock options and restricted stock units (“RSUs”). NEWCO accounts for stock-based compensation incurred by measuring the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award.

Pension and Other Postretirement Benefit Plans—NEWCO measures its pension assets and obligations to determine the funded status of the plans as of December 31 and recognizes an asset for an overfunded status or a liability for an underfunded status in its balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are reported in Other comprehensive income (loss). Refer to Note 10 for additional information on NEWCO’s pension plans including a discussion of actuarial assumptions, its policy for recognizing associated gains and losses and the method used to estimate service and interest cost components.

Income Taxes—NEWCO’s domestic and foreign operating results are included in the income tax returns of Fortive. NEWCO accounts for income taxes under the separate return method. Under this approach, NEWCO determines its deferred tax assets and liabilities and related tax expense as if it were filing a separate tax return. The accompanying Combined Balance Sheets do not contain current taxes payable or other long-term taxes payable liabilities, with the exception of certain unrecognized tax benefits which will remain with NEWCO, as such amounts are deemed settled with Fortive when due and therefore are included in Parent’s equity.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected on our Combined Statements of Earnings. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

NEWCO’s deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. NEWCO evaluates the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If NEWCO experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, NEWCO normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if NEWCO experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, NEWCO then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, NEWCO would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, NEWCO establishes a valuation allowance.

NEWCO recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. NEWCO reevaluates the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or

(3) the applicable statute of limitations expires. NEWCO recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 12 for additional information.

New Accounting Standards

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. The Company adopted this standard beginning January 1, 2018 and the adoption did not have a material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. NEWCO adopted this standard on September 28, 2019 (the date of our annual goodwill impairment testing) with no impact to our financial statements for the year ended December 31, 2019.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and equivalents in the statement of cash flows. The Company adopted these standards beginning January 1, 2018 using a retrospective transition approach and the adoption of these standards did not have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. This standard is effective for NEWCO beginning January 1, 2020.

The Company is in the process of designing an allowance methodology and the related internal controls and governance structure for our accounts receivable and financing receivables to comply with these new requirements. NEWCO expects to record an increase in the allowance for both Accounts receivable and Financing receivables on our opening Combined Balance Sheet as of January 1, 2020, with a corresponding net-of-tax adjustment to retained earnings. NEWCO expects the anticipated increase in the allowance is primarily the result of extending the forecast period to the entire lifetime of our accounts and financing receivables. The final adoption impact will depend on the nature of our portfolio, macroeconomic conditions, and forecasts at that time. We expect this new methodology could increase volatility in our quarterly allowance provision, as we will be estimating losses over a longer forecast period.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all leases with terms greater than twelve months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842.”

On January 1, 2019, NEWCO adopted ASC 842 using the modified retrospective transition method for all lease arrangements existing at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 840, Leases. Upon adoption of ASC 842, we recorded a ROU asset and lease liabilities for operating leases, which are presented in the following three line items in the Combined Balance Sheet: (i) Operating lease right-of-use assets; (ii) Current operating lease liabilities; and (iii) Operating lease liabilities. The adoption of ASC 842 had no impact on our combined net earnings and cash flows.

NEWCO elected the package of practical expedients for leases that commenced before the effective date of ASC 842 whereby it elected to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. In addition, NEWCO has lease agreements with lease and non-lease components and it has elected the practical expedient for all underlying asset classes and accounts for them as a single lease component. NEWCO’s finance lease and lessor arrangements are immaterial. Refer to Note 14 for the expanded disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016 and 2017, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs, disclosure of performance obligations, and provided additional implementation guidance. The new standard also requires additional disclosures intended to provide users of financial statements comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts, including judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company adopted this standard beginning January 1, 2018 using the modified retrospective method, and the recognition of revenue for the majority of customer contracts remained substantially unchanged; for the customer contracts that changed, the Company determined the impact to the financial statements to be immaterial. NEWCO has identified and implemented appropriate changes to its processes, systems, and controls to support recognition and disclosure under the new standard. Furthermore, its disclosures have been expanded to meet the new standard’s disclosure objectives. Refer to Note 11 for the expanded disclosures.

NOTE 3. ACQUISITIONS AND DIVESTITURES

NEWCO continually evaluates potential acquisitions that either strategically fit with NEWCO’s existing portfolio or expand NEWCO’s portfolio into a new and attractive business area. The Company has completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in its financial statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow, and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which NEWCO acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance NEWCO’s existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

NEWCO makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. In the months after closing, as it obtains additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learns more about the newly acquired business, the Company is able to refine the estimates of fair value and more accurately allocate the purchase price. Only items that existed as of the acquisition date are considered for subsequent adjustment. The

Company makes appropriate adjustments to purchase price allocations prior to completion of the applicable measurement period, as required.

The Company did not complete any acquisitions during the year ended December 31, 2019. The following describes the Company’s acquisition activity for the years ended December 31, 2018 and 2017:

Completed Acquisitions in 2018

Midco

On December 12, 2018, the Company acquired Midco Limited (“Midco”), a privately-held, leading fuel dispensing systems and related fueling station equipment engineer and manufacturer in India, for a total purchase price of $35.9 million, net of cash acquired. Midco’s core expertise is in designing high-precision, durable, safe, and user-friendly products that enable service stations to function efficiently. Midco is headquartered in Mumbai, India, and generated annual revenues of approximately $37 million (unaudited) in 2017. We financed the acquisition with available cash and recorded $29.4 million of goodwill, which is not tax deductible.

Revenue attributable to this acquisition was immaterial for the year ended December 31, 2018.

Completed Acquisitions in 2017

Orpak

On December 2, 2015, the Company purchased a 20% stake in Orpak Systems Limited (“Orpak”) for $20.0 million and accounted for this ownership stake under the equity method until it acquired the remaining 80% on August 31, 2017 (the “Orpak Acquisition”). Total cash consideration paid for the remaining 80% was $190.4 million, net of cash acquired. This resulted in the revaluation of its prior interest, and the Company recorded a gain from acquisition of $15.3 million. Immediately prior to the Orpak Acquisition on August 31, 2017, the Company’s investment in Orpak was valued at $21.6 million, reflecting its initial investment and all equity earnings attributable to NEWCO.

Orpak delivers comprehensive solutions to oil companies and commercial fleets, improving profitability and optimizing performance from the forecourt to the head office. Orpak is headquartered in Bnei Brak, Israel, and generated annual revenues of approximately $90 million (unaudited) in 2016. The Company recorded $183.5 million of goodwill related to the Orpak Acquisition, which is not tax deductible.

Revenue attributable to this acquisition was $34.6 million for the year ended December 31, 2017.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated during the years ended December 31 ($ in millions):

	2018	2017
Accounts receivable	$3.7	$35.9
Inventories	3.9	12.5
Property, plant and equipment	0.4	6.0
Goodwill	29.4	183.5
Other intangible assets, primarily customer relationships, trade names and technology	—	84.0
Trade accounts payable	(0.1)	(10.8)
Other assets and liabilities, net	(1.4)	(120.1)
Previously held investment	—	(0.6)

Net cash consideration	$35.9	$190.4

Transaction-related costs are recorded in Selling, general and administrative expenses in the accompanying Combined Statements of Earnings. Transaction-related costs for acquisitions closed in 2018 and 2017 were immaterial.

Purchase price allocation adjustments recorded in 2019 and 2018 that related to acquisitions closed in 2018 and 2017 were immaterial.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma information for the periods below gives effect to the 2018 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time ($ in millions):

2018
Sales	$2,690.6
Net earnings	$387.4

Other Investments

On September 11, 2018, the Company acquired a minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $44.9 million. On September 13, 2019, the Company made an additional equity investment in Tritium of $4.1 million. Tritium specializes in the design and manufacture of DC fast charging solutions for electric vehicles. Established in 2001, it launched its first DC fast charger in 2014, and has since become a leading global supplier, with installations in 26 countries. Tritium offers a range of hardware, software, and services developed and designed to support the global transition to e-mobility.

NEWCO’s investment in Tritium is recorded in Other assets in the accompanying Combined Balance Sheets at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluates this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the year ended December 31, 2019.

Divestitures

On October 9, 2019, NEWCO sold its interest in Gilbarco Hungary ACIS and its Gilbarco Romania ACIS business (“ACIS”) for $1.7 million, and recognized a loss on the transactions of $0.1 million. These transactions did not meet the criteria for discontinued operations reporting, and therefore the operating results of ACIS prior to the disposition are included in continuing operations for all periods presented.

NOTE 4. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2019	2018
Finished goods	$95.8	$106.7
Work in process	25.2	31.9
Raw materials	103.1	111.8

Total	$224.1	$250.4

As of December 31, 2019 and 2018, the difference between inventories valued at LIFO and the value of that same inventory if the FIFO method had been used was not significant. The liquidation of LIFO inventory did not have a significant impact on the results of operations in any period presented.

NOTE 5. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of trade accounts receivable with extended payment terms beyond one year (“A/R”), commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed.

PSAs are installment sales contracts originated between the franchisee and technicians or independent shop owners which enable these customers to purchase tools and equipment on an extended-term payment plan. PSA payment terms are generally up to five years. Upon origination, the Company assumes the PSA by crediting the franchisee’s trade accounts receivable. As a result, originations of PSAs are non-cash transactions. The Company records PSAs at amortized cost.

Franchisee Notes have payment terms of up to 10 years and include financing to fund business startup costs including: 1) installment loans to franchisees used generally to finance inventory, equipment, and franchise fees; 2) lines of credit to finance working capital, including additional purchases of inventory.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

Product sales to franchisees and the related financing income is included in Cash flows from operating activities in the accompanying Combined Statements of Cash Flows.

The components of financing receivables with payments due in less than twelve months that are recorded in Accounts receivable in the accompanying Combined Balance Sheets as of December 31 were as follows ($ in millions):

	2019	2018
Gross current financing receivables:
PSAs	$104.6	$98.5
Franchisee Notes	15.7	16.5

Current financing receivables, gross	$120.3	$115.0
Allowance for credit losses:
PSAs	$10.0	$10.8
Franchisee Notes	7.2	8.9

Total allowance for credit losses	17.2	19.7

Total current financing receivables, net	$103.1	$95.3

Net current financing receivables:
PSAs, net	$94.6	$87.7
Franchisee Notes, net	8.5	7.6

Total current financing receivables, net	$103.1	$95.3

The components of financing receivables with payments due beyond one year as of December 31 were as follows ($ in millions):

	2019	2018
Gross long-term financing receivables:
A/R	$3.5	$4.0
PSAs	222.9	212.1
Franchisee Notes	60.2	54.6

Long-term financing receivables, gross	$286.6	$270.7
Allowance for credit losses(a):
PSAs	$19.4	$18.8
Franchisee Notes	4.7	5.3

Total allowance for credit losses	24.1	24.1

Total long-term financing receivables, net	$262.5	$246.6

Net long-term financing receivables:
A/R, net	$3.5	$4.0
PSAs, net	203.5	193.3
Franchisee Notes, net	55.5	49.3

Total long-term financing receivables, net	$262.5	$246.6

(a)	There is no allowance recorded on A/R with extended payment terms beyond one year.

Principal payments due beyond one year for PSAs, Franchisee Notes, and A/R as of December 31, 2019 and 2018 were scheduled as follows ($ in millions):

	2019			2018
	PSAs	Franchisee notes	A/R	PSAs	Franchisee notes	A/R
Due in Months:
13 to 24 months	$78.5	$13.9	$3.5	$73.5	$13.5	$4.0
25 to 36	69.8	6.2	—	66.5	5.7	—
37 to 48	53.2	6.7	—	50.7	6.1	—
49 to 60	21.4	6.9	—	21.4	6.4	—
Thereafter	—	26.5	—	—	22.9	—

Total	$222.9	$60.2	$3.5	$212.1	$54.6	$4.0

It’s the Company’s general practice to not engage in contract or loan modifications of existing arrangements. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings or in the event of significant natural disasters. Restructured financing receivables as of and for the years ended December 31, 2019 and 2018 were immaterial.

Payment delinquency is the primary indicator of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and the Company has three states of delinquency: 1) Past Due, 2) Impaired, and 3) Uncollectable.

Past Due Status

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on their account, interest will continue to accrue, and the PSA will not be deemed impaired. The table below sets forth the aging of the Company’s PSA balances at December 31 ($ in millions):

	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
2019	$3.7	$1.9	$7.2	$12.8	$314.7	$327.5	$7.2
2018	$3.5	$1.8	$7.2	$12.5	$298.1	$310.6	$7.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were immaterial as of December 31, 2019 and 2018.

Impaired Status

Financing receivables are evaluated for impairment monthly. A financing receivable is considered impaired when it is probable that all amounts related to the receivable will not be collected according to its contractual terms. When a financing receivable is deemed impaired, a reserve is recorded for the amounts not expected to be collected.

PSAs are deemed impaired when contractually delinquent for 90 days.

Franchisee Notes are considered impaired when they become more than 35 days past due or upon separation of the franchisee. Impairment reserves take into account any security interest in underlying equipment. Franchisee Notes are reclassified to current when a franchisee begins the separation process either voluntarily or involuntarily. Involuntary separation generally occurs when Franchisee Notes are 35 days past due.

There were $34.3 million and $33.5 million of impaired PSAs as of December 31, 2019 and 2018, respectively. There were $11.2 million and $12.4 million of impaired Franchisee Notes as of December 31, 2019 and 2018, respectively, all of which related to franchisees in the separation process.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days. Prior to December 31, 2017, PSAs were deemed uncollectable and written-off when they are both contractually delinquent and no payment had been received for 365 days.

Franchisee Notes are generally deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectable status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) in other instances in which management concludes collectability is not reasonably assured.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors including the aging of its financing receivables, historical credit loss and portfolio delinquency experience, and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy, or other events, that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable a specific reserve is recorded.

The following is a rollforward of the aggregated allowance for credit losses related to the Company’s financing receivables, for the years ended December 31, 2019, 2018, and 2017 ($ in millions):

	As of December 31,
	2019	2018	2017
Balance at beginning of year	$43.8	$41.9	$64.3
Provision for credit losses	30.9	22.3	23.0
Write-offs	(35.4)	(22.2)	(47.3)
Recoveries of amounts previously charged off	2.0	1.8	1.9

Balances at end of year	$41.3	$43.8	$41.9

The following is a rollforward of the allowances for credit losses related to the Company’s PSAs and Franchisee Notes for the years ended December 31, 2019 and 2018 ($ in millions):

	December 31, 2019		December 31, 2018
	PSAs	Franchisee notes	PSAs	Franchisee notes
Balance at beginning of year	$29.6	$14.2	$29.8	$12.1
Provision for credit losses	26.4	4.5	15.8	6.5
Write-offs	(28.2)	(7.2)	(17.7)	(4.5)
Recoveries of amounts previously charged off	1.6	0.4	1.7	0.1

Balances at end of year	$29.4	$11.9	$29.6	$14.2

The allowance associated with the Company’s trade accounts receivable with extended payment terms is immaterial.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2019	2018
Land and improvements	$6.2	$6.5
Buildings and leasehold improvements	57.3	58.6
Machinery and equipment	263.7	422.3

Gross property, plant and equipment	327.2	487.4
Less: accumulated depreciation	(225.3)	(306.8)

Property, plant and equipment, net	$101.9	$180.6

NEWCO did not allocate interest to capital projects or capitalize interest related to capital expenditures during the years ended December 31, 2019 and 2018.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recorded when the purchase price of acquired businesses exceeds the fair value of separately identifiable tangible and intangible assets acquired less assumed liabilities. The Company assesses goodwill of each of its reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate it is more likely than not that an impairment exists. The Company elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units, as this was determined to be the most effective method to assess impairment across its reporting units.

The Company estimates the fair value of its reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of NEWCO’s reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances the Company also evaluates other factors, including estimating fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions, and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, NEWCO will impair the goodwill for the amount of the carrying value in excess of the fair value.

In 2019, the Company had five reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranged from $15.2 million to approximately $742.0 million. No goodwill impairment charges were recorded for the years ended December 31, 2019, 2018, and 2017, and no “triggering” events have occurred subsequent to the performance of the 2019 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would be taken against net earnings.

The following is a rollforward of the Company’s goodwill ($ in millions):

Total
Balance, January 1, 2018	$1,129.0
Additions to goodwill for current year acquisitions	29.4
Foreign currency translation and other	(18.9)

Balance, December 31, 2018	1,139.5
Foreign currency translation and other	18.3

Balance, December 31, 2019	$1,157.8

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2019		2018
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$70.2	$(44.5)	$68.7	$(38.8)
Customer relationships and other intangibles	268.0	(125.3)	252.9	(97.5)

Total finite-lived intangibles	$338.2	$(169.8)	$321.6	$(136.3)
Indefinite-lived intangibles:
Trademarks and trade names	105.9	—	104.9	—

Total intangibles	$444.1	$(169.8)	$426.5	$(136.3)

No finite-lived intangible assets were acquired during 2019; however in 2019 an adjustment was made to patents and technology and other intangibles relating to the valuation of finite-lived intangible assets acquired in 2018. Refer to Note 3 for additional information regarding completed acquisitions.

Based on the intangible assets recorded as of December 31, 2019, amortization expense is estimated to be $27 million during 2020, $26 million during 2021, $22 million during 2022, $18 million during 2023, and $17 million during 2024.

NOTE 8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2019		2018
	Current	Noncurrent	Current	Noncurrent
Taxes, income and other	$11.8	$111.5	$20.2	$96.5
Deferred revenue	87.0	63.2	117.2	60.7
Compensation, pension and post-retirement benefits	75.4	26.7	74.8	23.1
Warranty	56.6	0.8	55.0	0.9
Sales and product allowances	35.1	—	33.7	—
Claims, including self-insurance and litigation	6.4	55.5	6.2	53.2
Other	47.0	37.8	50.1	45.5

Total	$319.3	$295.5	$357.2	$279.9

Warranty

NEWCO generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of NEWCO’s accrued warranty liability ($ in millions):

Balance, December 31, 2017	$51.0
Accruals for warranties issued during the period	63.6
Settlements made	(61.2)
Additions due to acquisitions	2.6
Effect of foreign currency translation	(0.1)

Balance, December 31, 2018	55.9
Accruals for warranties issued during the period	64.1
Settlements made	(61.2)
Reductions due to disposition	(1.9)
Effect of foreign currency translation	0.5

Balance, December 31, 2019	$57.4

NOTE 9. FINANCING

NEWCO has entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain NEWCO businesses participated in Fortive’s cash pooling arrangements. As of December 31, 2019 and 2018, certain NEWCO businesses were in a cash overdraft position, and such overdrafts are included in Short-term borrowings in the accompanying Combined Balance Sheets.

As part of Fortive, NEWCO engaged in intercompany financing transactions. Transactions between Fortive and NEWCO have been included in Long-term debt in the accompanying Combined Balance Sheets. The average interest rate for these loans was approximately 1.0% during the years ended December 31, 2019 and 2018, respectively. The settlements of the related-party loans payable as of and for the years ended December 31, 2019 and 2018 were cash settlements. The Company anticipates the remaining transactions to be settled prior to the consummation of the distribution.

Third party debt held by Fortive and the related interest expense was not allocated to the Company.

The following table reflects the carrying value of the components of the Company’s debt as of December 31 ($ in millions):

	2019	2018
Short-term borrowings:
8.45% Credit Facility due September 2019	$—	$10.3
7.00% Credit Facility due in January 2020	12.6	—
Other short-term borrowings and bank overdrafts	4.2	8.2

Total short-term borrowings	$16.8	$18.5

Long-term debt:
Related-party loans with Fortive entities	$24.6	$219.2
Other long-term debt	—	3.3

Long-term debt	$24.6	$222.5

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt in the table above are immaterial. Given the nature of NEWCO’s borrowings, the carrying value approximates fair value at both December 31, 2019 and 2018.

7.00% Credit Facility due January 2020

On October 9, 2019, the Company entered into a credit facility with Citibank, N.A. with borrowing capacity of up to 900 million Indian Rupees (or approximately $12.6 million as of December 31, 2019) to facilitate working capital needs for certain businesses in India. As of December 31, 2019, the Company had no substantial borrowing capacity remaining. The effective interest rate associated with its outstanding borrowings was 7.0% as of December 31, 2019. On January 6, 2020, the credit facility with Citibank, N.A. was extended with a repayment date of April 3, 2020.

8.45% Credit Facility due September 2019

The Company entered into a credit facility with Citibank, N.A. with borrowing capacity of up to 2 billion Indian Rupees (or approximately $28.7 million as of December 31, 2018) to facilitate working capital needs for certain businesses in India. The outstanding principal of $10.3 million as of December 31, 2018 was repaid in 2019.

Other

The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of December 31, 2019 and 2018 was approximately 9.0% and 10.2%, respectively.

Interest payments associated with the above borrowings were immaterial for the years ended December 31, 2019, 2018, and 2017.

NOTE 10. PENSION PLANS

Certain of NEWCO’s employees participate in noncontributory defined benefit pension plans. In general, the Company’s policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The following sets forth the funded status of NEWCO’s plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	U.S. Pension Benefits		Non-U.S. Pension Benefits
	2019	2018	2019	2018
Change in pension benefit obligation:
Benefit obligation at beginning of year	$6.7	$7.3	$11.8	$14.6
Service cost	—	—	0.2	0.3
Interest cost	0.2	0.2	0.3	0.4
Benefits paid and other	(0.5)	(0.6)	(1.5)	(1.8)
Actuarial loss (gain)	0.4	(0.2)	0.7	(0.7)
Foreign exchange rate impact and other	—	—	(0.1)	(1.0)

Benefit obligation at end of year	$6.8	$6.7	$11.4	$11.8

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$7.4	$9.5
Actual return on plan assets	—	—	1.1	(0.1)
Employer contributions	0.5	0.6	0.6	0.6
Benefits paid and other	(0.5)	(0.6)	(1.5)	(1.8)
Foreign exchange rate impact and other	—	—	0.1	(0.8)

Fair value of plan assets at end of year	$—	$—	$7.7	$7.4

Funded status	$(6.8)	$(6.7)	$(3.7)	$(4.4)

The difference between the accumulated benefit obligation and the projected benefit obligation as of December 31, 2019 and 2018 is immaterial.

Weighted average assumptions used to determine benefit obligations at date of measurement

	U.S. Pension Plan		Non-U.S. Pension Plans
	2019	2018	2019	2018
Discount rate	3.03%	4.18%	2.04%	3.06%
Rate of compensation increase(a)	N/A	N/A	3.00%	3.00%

(a)	The U.S. plan is frozen.

Components of net periodic pension cost

	U.S. Pension Benefits		Non-U.S. Pension Benefits
($ in millions)	2019	2018	2019	2018
Service cost	$—	$—	$0.2	$0.3
Interest cost	0.2	0.2	0.3	0.4
Expected return on plan assets	—	—	(0.4)	(0.5)
Amortization of net loss	0.2	0.2	0.2	0.3

Net periodic pension cost	$0.4	$0.4	$0.3	$0.5

Included in Accumulated other comprehensive income as of December 31, 2019 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized actuarial losses of approximately $5.0 million ($3.9 million, net of tax) and immaterial unrecognized prior service cost. The unrecognized prior service cost and actuarial losses included in Accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ending December 31, 2020 are immaterial. The unrecognized losses are calculated as the difference between the actuarially determined projected benefit obligation, the value of the plan assets, and the accumulated contributions in excess of net periodic pension cost as of December 31, 2019. No plan assets are expected to be returned to the Company during the year ending December 31, 2020.

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2019	2018	2019	2018
Discount rate	4.18%	3.49%	3.06%	3.12%
Expected return on plan assets	N/A	N/A	5.39%	5.51%
Rate of compensation increase	N/A	N/A	3.00%	3.41%

For non-U.S. plans, discount rates appropriate for each plan are determined based on investment-grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

For both the years ended December 31, 2019 and 2018, the expected rates of return on plan assets reflected the asset allocation of the plans and ranged from 2.75% to 6.00%. The expected rates of return on plan asset assumptions for the non-U.S. plans were determined on a plan-by-plan basis based on the composition of assets.

NEWCO reports all components of net periodic pension costs, with the exception of service costs, in Other non-operating expenses as a component of Non-operating income (expense) in the accompanying Combined Statements of Earnings for all periods presented. Service costs are reported in Cost of sales and Selling, general and administrative expenses in the accompanying Combined Statements of Earnings according to the classification of the participant’s compensation.

Plan Assets

Plan assets are invested in various equity and debt securities as determined by the administrator of each plan. Some of these investments, consisting of mutual funds and other private investments, are valued using the net asset value (“NAV”) method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of the Company’s pension plans recorded in the financial statements.

The fair values of NEWCO’s pension plan assets as of December 31, 2019, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	$—	$—	$0.4
Fixed income securities:
Corporate bonds	—	0.3	—	0.3
Mutual funds	—	4.8	—	4.8
Common Stock	1.2	—	—	1.2

Total	$1.6	$5.1	$—	$6.7
Investments measured at NAV(a):
Mutual funds				0.5
Other private investments				0.5

Total assets at fair value				$7.7

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of NEWCO’s pension plan assets as of December 31, 2018, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	$—	$—	$0.4
Mutual funds	—	6.5	—	6.5

Total	$0.4	$6.5	$—	$6.9
Investments measured at NAV(a):
Mutual funds				0.1
Other private investments				0.4

Total assets at fair value				$7.4

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds and mutual funds not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the net assets of the investment. Depending on the nature of the assets, the underlying investments are valued using a combination of either discounted cash flows, earnings and market multiples, third party appraisals, or through reference to the quoted market prices of the underlying investments held by the venture, partnership or private entity where available. In addition, some of these investments have limits on their redemption to monthly, quarterly, semiannually or annually and may require up to 90 days prior written notice. Valuation adjustments reflect changes in operating results, financial condition, or prospects of the applicable portfolio company.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2019, Fortive contributed $0.6 million on behalf of NEWCO to the non-U.S. defined benefit pension plans. During 2020, cash contribution requirements for non-U.S. defined benefit pension plans are expected to be approximately $0.4 million.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

	U.S. Pension Plans	Non-U.S. Pension Plans	All Pension Plans
2020	$0.6	$0.5	$1.1
2021	0.6	0.7	1.3
2022	0.6	0.6	1.2
2023	0.6	0.6	1.2
2024	0.6	0.7	1.3
2025-2029	2.5	3.5	6.0

Defined Contribution Plans

Fortive administers and maintains 401(k) programs for the benefit of U.S. employees on behalf of NEWCO. Contributions are determined based on a percentage of compensation. The Company recognized compensation expense for its participating U.S. employees in the 401(k) Programs totaling $14.9 million in 2019, $14.3 million in 2018 and $13.7 million in 2017.

NOTE 11. SALES

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting policy under ASC Topic 605, Revenue Recognition. The Company recorded an immaterial transition adjustment to opening Net Parent investment as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impact to revenues as a result of applying Topic 606 for the year ended December 31, 2018 was immaterial.

NEWCO’s significant revenue accounting policies are detailed in Note 2 of the accompanying combined financial statements. Significant changes to the accounting policies as a result of adopting Topic 606 are discussed below:

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services.

Contract Assets—In certain circumstances, the Company records contract assets that include unbilled amounts, typically resulting from sales under contracts for which revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were immaterial as of December 31, 2019.

Contract Costs—The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by our customers in certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. As of December 31, 2019, the Company had $95.2 million in net revenue-related capitalized contract costs primarily related to assets used by our customers in certain software contracts, which are recorded in Prepaid expenses and other current assets and Other assets in the accompanying Combined Balance Sheet. The Company’s revenue-related capitalized contract costs related to assets used by our customers in certain software contracts at December 31, 2018 were $110.1 million, the majority of which were recorded in Property, plant and equipment in the accompanying Combined Balance Sheet. These assets have estimated useful lives between 3 and 5 years.

Impairment losses related to contract-related capitalized contract costs were immaterial in the year ended December 31, 2019.

Contract Liabilities—The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in Other long-term liabilities in the accompanying Combined Balance Sheets.

The Company’s contract liabilities consisted of the following as of December 31 ($ in millions):

	2019	2018
Deferred revenue - current	$87.0	$117.2
Deferred revenue - noncurrent	63.2	60.7

Total contract liabilities	$150.2	$177.9

The decrease in the Company’s contract liabilities from December 31, 2018 to December 31, 2019 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services. During the year ended December 31, 2019, the Company recognized $98.5 million of revenue related to its contract liabilities at January 1, 2019.

Remaining Performance Obligations—Remaining performance obligations represent the transaction price of firm, noncancelable orders and the annual contract value for software as a service contracts with expected customer delivery dates beyond one year from December 31, 2019 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of December 31, 2019 are $418.7 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 40% of the remaining performance obligations will be fulfilled within the next two years, 70% within the next three years, and substantially all within four years.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, major product group, and end market, as it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the years ended December 31 is as follows ($ in millions):

	2019	2018	2017
Sales:
Sales of products	$2,484.0	$2,408.1	$2,241.3
Sales of services	288.1	257.8	256.9

Total	$2,772.1	$2,665.9	$2,498.2

Major Product Group:
Mobility technologies	$2,134.2	$2,026.3	$1,872.1
Diagnostics and repair technologies	637.9	639.6	626.1

Total	$2,772.1	$2,665.9	$2,498.2

End Markets:
Retail fueling(a)	$1,904.3	$1,768.1	$1,631.8
Vehicle repair and wheel service(a)	574.6	581.6	569.4
Other(a)	293.2	316.2	297.0

Total	$2,772.1	$2,665.9	$2,498.2

(a)

Retail fueling, Vehicle repair and wheel service, and Other end markets include sales made through third-party distributors. Total distributor sales for the years ended December 31, 2019, 2018, and 2017 were $1,463.4 million, $1,402.0 million, and $1,344.1 million, respectively.

NOTE 12. INCOME TAXES

NEWCO’s operating results were included in Fortive’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. NEWCO’s combined financial statements reflect income tax expense and deferred tax balances as if it had filed tax returns on a standalone basis separate from Fortive. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if NEWCO was a separate taxpayer and a standalone enterprise for all periods presented. The Parent’s global tax model has been developed based on its entire portfolio of businesses. In addition, no significant third-party interest expense has been attributed to NEWCO in book income, which has a material impact on a number of components of the effective tax rate for the year ended December 31, 2019, particularly in light of the impacts of the Tax Cuts and Jobs Act (the “TCJA”). Accordingly, NEWCO’s results as presented are not necessarily indicative of future performance and do not necessarily reflect the results had NEWCO been an independent, publicly traded company for the periods presented.

Tax Cuts and Jobs Act

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the TCJA. The U.S. Government is still issuing significant amounts of TCJA guidance that NEWCO expects to continue into the foreseeable future. NEWCO is actively monitoring the impact of new Treasury Regulations. Any future adjustments resulting from retrospective guidance issued after December 31, 2019 will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

During 2018, Fortive made the election on its 2017 Federal Income Tax Return to pay the one-time TCJA Transition Tax liability over an eight-year period without interest, as allowed by TCJA. In 2017, the current federal provision for income taxes includes a one-time amount payable to the U.S. for the Transition Tax which was recorded in Parent’s equity as it was deemed immediately settled with Fortive.

NEWCO has presented the impacts of the TCJA in the tables below.

Earnings and Income Taxes

Earnings before income taxes for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
United States	$510.9	$460.7	$444.7
International	54.9	46.6	79.2

Total	$565.8	$507.3	$523.9

The provision for income taxes for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Current:
Federal U.S.	$80.2	$71.2	$124.6
Non-U.S.	19.5	25.5	19.7
State and local	16.8	19.3	17.8
Deferred:
Federal U.S.	13.2	8.9	(16.5)
Non-U.S.	(1.1)	(3.7)	1.5
State and local	0.7	0.6	3.5

Income tax provision	$129.3	$121.8	$150.6

Deferred Tax Assets and Liabilities

All deferred tax assets and liabilities have been classified as noncurrent and are included in Other assets and Other long-term liabilities in the accompanying Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in millions):

	2019	2018
Deferred Tax Assets:
Allowance for doubtful accounts	$12.6	$14.4
Financing receivables	4.6	4.6
Operating lease liabilities	8.7	—
Inventories	6.9	7.9
Pension benefits	0.8	0.8
Other accruals and prepayments	25.9	28.3
Deferred revenue	6.3	5.8
Warranty services	12.3	11.7
Stock-based compensation expense	4.3	4.9
Tax credit and loss carryforwards	34.4	29.0
Valuation allowances	(29.7)	(24.7)

Total deferred tax asset	$87.1	$82.7

Deferred Tax Liabilities:
Property, plant and equipment	(8.0)	(11.2)
Operating lease right-of-use assets	(8.7)	—
Insurance, including self-insurance	(78.2)	(68.7)
Goodwill and other intangibles	(75.7)	(70.4)
Other	0.4	(1.3)

Total deferred tax liability	$(170.2)	$(151.6)

Net deferred tax liability	$(83.1)	$(68.9)

NEWCO’s separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Fortive. In many cases the tax losses and tax credits generated by NEWCO have been available for use by Fortive and may remain with Fortive after the distribution.

Deferred taxes associated with U.S. businesses consist of net deferred tax liabilities of approximately $81.1 million and $72.2 million inclusive of valuation allowance of $10.1 million and $9.3 million as of December 31, 2019 and December 31, 2018, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax liabilities of approximately $2.0 million and net deferred tax assets of $3.3 million inclusive of valuation allowances of $19.6 million and $15.4 million as of December 31, 2019 and 2018, respectively. During 2019, NEWCO’s valuation allowance increased by $5.0 million due primarily to valuation allowances related to foreign net operating losses and U.S. credits.

As of December 31, 2019 and 2018, NEWCO’s U.S. net operating loss carryforwards totaled $6.1 million and $6.8 million, respectively. As of December 31, 2019 and 2018, NEWCO’s non-U.S. net operating loss carryforwards totaled $114.1 million and $81.3 million, respectively. Recognition of some of these loss carryforwards is subject to an annual limit, which may cause them to expire before they are used.

As of December 31, 2019, NEWCO had $10.1 million in foreign tax credit carryforwards offset with a full valuation allowance of $10.1 million.

Effective Income Tax Rate

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2019	2018	2017
Statutory federal income tax rate	21.0%	21.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	2.8%	3.1%	2.5%
Foreign income taxed at different rate than U.S. statutory rate	0.8%	2.2%	(2.0)%
U.S. federal permanent differences related to the TCJA tax reform	(1.5)%	(1.8)%	—%
Compensation Related	(0.3)%	(0.5)%	(0.5)%
Other	—%	—%	(0.5)%

Effective income tax rate prior to one-time TCJA	22.8%	24.0%	34.5%

Deferred Tax Revaluation	—%	—%	(7.1)%
Transition Tax	—%	—%	1.3%

Total one-time impacts related to the TCJA	—%	—%	(5.8)%

Estimated effective income tax rate including one-time impacts of the TCJA	22.8%	24.0%	28.7%

NEWCO’s estimated effective tax rate for 2019 and 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the U.S. taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

NEWCO’s effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the U.S. taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

NEWCO recorded the deferred tax revaluation to reflect the reduction in the U.S. corporate income tax rate from 35.0% to 21.0% in 2017 pursuant to the TCJA. In accordance with accounting guidance, NEWCO measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. NEWCO’s 2017 deferred federal and state income tax provisions include a tax benefit of $37.5 million related to the deferred tax revaluation.

NEWCO conducts operations globally, and, as part of their global business, NEWCO files numerous income tax returns in the U.S. federal, state and foreign jurisdictions both with Fortive and separately. NEWCO together and separately with Fortive are routinely examined by various domestic and international taxing authorities. Fortive is subject to examination in the United States, various states and foreign jurisdiction for the tax years 2010 to 2018. NEWCO’s global tax positions are reviewed on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary. Certain tax liabilities associated with NEWCO only tax return filings will be retained by NEWCO. Tax liabilities arising from joint returns with both NEWCO and Fortive businesses will remain with Fortive after the distribution.

Unrecognized Tax Benefits

As of December 31, 2019, gross unrecognized tax benefits were $14.5 million ($14.2 million total, including $2.7 million associated with interest and penalties, and net of the impact of $3.0 million of indirect tax benefits). As of December 31, 2018, gross unrecognized tax benefits were $11.5 million ($11.2 million total, including $2.5 million associated with interest and penalties, and net of the impact of $2.8 million of indirect tax benefits). NEWCO recognized approximately $0.2 million in potential interest and penalties associated with uncertain tax positions during the years ended December 31, 2019, 2018, and 2017, respectively. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in NEWCO’s income tax provision.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2019	2018	2017
Unrecognized tax benefits, beginning of year	$11.5	$11.3	$10.8
Additions based on tax positions related to the current year	0.4	0.2	0.5
Additions for tax positions related to prior years	2.6	—	—

Unrecognized tax benefits, end of year	$14.5	$11.5	$11.3

Repatriation and Unremitted Earnings

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to NEWCO are accounted for through the Net Parent investment account of the Company. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the accompanying combined financial statements.

The TCJA eliminated the U.S. tax cost for qualified repatriation beginning in 2018. Foreign cumulative earnings remain subject to foreign remittance taxes. As a result of the TCJA, Fortive repatriated cash, a portion of which was related to NEWCO. This excludes foreign earnings: 1) required as working capital for local operating needs, 2) subject to local law restrictions, 3) subject to high foreign remittance tax costs, 4) previously invested in physical assets or acquisitions, or 5) intended for future acquisitions/growth. For most of Fortive’s foreign operations, including operations of NEWCO, Fortive makes an assertion regarding the amount of earnings in excess of intended repatriation that are expected to be held for indefinite reinvestment. No provisions for foreign remittance taxes have been made with respect to earnings of NEWCO that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the restriction period, and the various tax planning alternatives Fortive could employ on behalf of NEWCO if it repatriated these earnings.

NOTE 13. RESTRUCTURING AND OTHER RELATED CHARGES

Restructuring and other related charges for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Employee severance related	$6.1	$2.0	$3.6
Facility exit and other related	0.1	—	—
Impairment charges	—	0.5	2.2

Total restructuring and other related charges	$6.2	$2.5	$5.8

Substantially all restructuring activities initiated in 2019 were completed by December 31, 2019. NEWCO expects substantially all cash payments associated with remaining termination benefits recorded in 2019 will be paid during 2020. Substantially all planned restructuring activities related to the 2018 and 2017 plans have been completed. Impairment charges relate to certain intangible assets.

The nature of NEWCO’s restructuring and related activities initiated in 2019, 2018, and 2017 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. NEWCO incurred these costs to provide superior products and services to NEWCO customers in a cost efficient manner while taking into consideration broad economic uncertainties.

The table below summarizes the accrual balance and utilization by type of restructuring cost associated with the Company’s 2019 and 2018 restructuring actions ($ in millions):

	Balance as of January 1, 2018	Costs Incurred	Paid/ Settled	Balance as of December 31, 2018	Costs Incurred	Paid/ Settled	Balance as of December 31, 2019
Employee severance and related	$2.0	$2.0	$(2.3)	$1.7	$6.1	$(3.3)	$4.5
Facility exit and other related	0.4	0.5	(0.8)	0.1	0.1	—	0.2

Total	$2.4	$2.5	$(3.1)	$1.8	$6.2	$(3.3)	$4.7

The restructuring and other related charges incurred during 2019 were cash charges. The restructuring and other related charges incurred during 2018 included cash charges of $2.0 million and non-cash charges of $0.5 million. The restructuring and other related charges incurred during 2017 included cash charges of $3.6 million and non-cash charges of $2.2 million. These charges are reflected in the following captions in the accompanying Combined Statements of Earnings ($ in millions):

	2019	2018	2017
Cost of sales	$2.0	$0.4	$0.3
Selling, general and administrative expenses	4.2	2.1	5.5

Total	$6.2	$2.5	$5.8

NOTE 14. LEASES

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a ROU asset and a lease liability for all leases with terms greater than twelve months, and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842.”

On January 1, 2019, NEWCO adopted ASC 842 using the modified retrospective transition method for all lease arrangements existing at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 840, Leases. The adoption of ASC 842 resulted in an increase in both assets and liabilities of approximately $48.0 million as of January 1, 2019. These balances are presented in the following three line items in the Combined Balance Sheet: (i) Operating lease right-of-use assets; (ii) Current operating lease liabilities; and (iii) Operating lease liabilities. The adoption of ASC 842 had no impact on our combined net earnings and cash flows.

NEWCO elected the package of practical expedients for leases that commenced before the effective date of ASC 842 whereby it elected to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. In addition, NEWCO has lease agreements with lease and non-lease components, and it has elected the practical expedient for all underlying asset classes to account for them as a single lease component. NEWCO’s finance lease and lessor arrangements are immaterial.

NEWCO determines if an arrangement is a lease at inception. NEWCO has operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing locations, and certain equipment, primarily automobiles. Many leases include one or more options to renew, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases in less than one year. We considered options to renew in NEWCO’s lease terms and measurement of right-of-use assets and lease liabilities if NEWCO determined they were reasonably certain to be exercised.

Operating lease cost was $22.1 million, $23.1 million, and $16.3 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Short-term and variable lease cost, and cost for finance leases were immaterial for the year ended December 31, 2019. During the year ended December 31, 2019, cash paid for operating leases was $17.1 million and is included in operating cash flows. ROU assets obtained in exchange for operating lease obligations were immaterial for the year ended December 31, 2019.

The following table presents the maturity of our operating lease liabilities as of December 31, 2019 ($ in millions):

2020	$13.7
2021	9.0
2022	4.7
2023	3.5
2024	2.2
Thereafter	11.8

Total lease payments	44.9
Less: imputed interest	(6.9)

Total lease liabilities	$38.0

Future minimum lease payments as of December 31, 2018 for operating leases having initial or remaining non-cancelable lease terms in excess of one year under Topic 840 were as follows ($ in millions):

2019	$18.9
2020	11.8
2021	8.9
2022	4.8
2023	3.3
Thereafter	7.7

Total lease payments	$55.4

As of December 31, 2019, the weighted average lease term of our operating leases was 8.4 years, and the weighted average discount rate of our operating leases was 4.1%. We primarily use our incremental borrowing rate as the discount rate for our operating leases, as we are generally unable to determine the interest rate implicit in the lease.

NOTE 15. LITIGATION AND CONTINGENCIES

Litigation

NEWCO is, from time to time, subject to a variety of litigation and other proceedings incidental to NEWCO’s business, including lawsuits involving claims for damages arising out of the use of NEWCO’s products, software and services; claims relating to intellectual property matters, employment matters, commercial disputes, product liability (including asbestos exposure claims) and personal injury; as well as regulatory investigations or enforcement. NEWCO may also become subject to lawsuits as a result of past or future acquisitions, or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon NEWCO’s experience, current information and applicable law, NEWCO does not believe that these proceedings and claims will have a material adverse effect on NEWCO’s financial position, results of operations or cash flows.

While Fortive maintains workers’ compensation, property, cargo, automobile, crime, fiduciary, product, general, and director’s and officer’s liability insurance on behalf of NEWCO that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while NEWCO believes it is entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. On behalf of NEWCO, Fortive maintains third party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, Fortive purchases outside insurance coverage on behalf of NEWCO only for severe losses (stop loss insurance) and reserves are established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, NEWCO records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of NEWCO’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While NEWCO actively pursues financial recoveries from insurance providers, NEWCO does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves NEWCO has established are inadequate, NEWCO would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect NEWCO’s net earnings.

In connection with the recognition of liabilities for asbestos-related matters, NEWCO records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, NEWCO makes judgments concerning insurance coverage that NEWCO believes are reasonable and consistent with NEWCO’s historical dealings, its knowledge of any pertinent solvency issues surrounding insurers, and litigation and court rulings potentially impacting coverage. While the substantial majority of its insurance carriers are solvent, some of its individual carriers are insolvent, which has been considered in the NEWCO analysis of probable recoveries. Projecting future events is subject to various uncertainties, including litigation and court rulings potentially impacting coverage, that could cause insurance recoveries on asbestos-related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, NEWCO reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

NEWCO recorded gross liabilities associated with known and future expected asbestos claims of $54.4 million and $52.7 million as of December 31, 2019 and 2018, respectively. Known and future expected asbestos claims of $5.6 million and $5.2 million are included in Accrued expenses and other current liabilities in the accompanying Combined Balance Sheets as of December 31, 2019 and 2018, respectively. Known and future expected asbestos claims of $48.8 million and $47.5 million are included in Other long-term liabilities in the accompanying Combined Balance Sheets as of December 31, 2019 and 2018, respectively.

NEWCO recorded the related projected insurance recoveries of $24.9 million and $19.9 million as of December 31, 2019 and 2018, respectively. Insurance recoveries in the accompanying Combined Balance Sheet as of December 31, 2019 include $3.9 million in Prepaid expenses and other current assets and $21.0 million in Other assets. Insurance recoveries in the accompanying Combined Balance Sheet as of December 31, 2018 include $3.6 million in Prepaid expenses and other current assets and $16.3 million in Other assets.

Guarantees

As of December 31, 2019 and 2018, NEWCO had guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds of approximately $36.7 million and $53.8 million, respectively. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure NEWCO’s obligations and/or performance requirements related to specific transactions. NEWCO believes that if the obligations under these instruments were triggered, they would not have a material effect on NEWCO’s financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes. These subsidiaries will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of our subsidiaries’ common stock.

NOTE 16. STOCK BASED COMPENSATION

NEWCO has no stock-based compensation plans; however, certain of its employees are eligible to participate in the following Fortive plans (“the Plans”), which include restricted stock units (“RSUs”), restricted stock awards (“RSAs”) (collectively, “Stock Awards” or “Stock Plans”) and stock options. All current grants of stock options and Stock Awards are made under the Plans.

Stock options granted under the Plans generally vest pro-rata over a five-year period and terminate ten years from the grant date, though the specific terms of each grant are determined by either the Compensation Committee of Fortive’s Board of Directors (“Compensation Committee”).

Stock Awards issued under the Plans provide for the issuance of a share of Fortive’s common stock at no cost to the holder and generally vest pro-rata over a five-year period, though the specific terms of each grant are determined by the Compensation Committee.

Stock options and Stock Awards generally vest only if the employee is employed by Fortive on the vesting date, unless the employee has reached the retirement age and/or service requirements, or in limited circumstances, if the Compensation Committee determines otherwise.

The expense associated with the employees of NEWCO who participate in the Plans is allocated to NEWCO in the accompanying Combined Statements of Earnings as a component of Selling, general and administrative expenses. The amount of stock-based compensation expense recognized during a period was based on the grant date fair value of the award and the portion of the awards that are ultimately expected to vest at Fortive, and further allocated to NEWCO. Accordingly, the amounts presented for the years ended December 31, 2019, 2018, and 2017 may not be indicative of NEWCO’s results had it been a separate stand-alone entity throughout the periods presented.

The fair value of Stock Awards is calculated using the closing price of Fortive common stock on the date of grant, adjusted for the impact of Stock Awards not having dividend rights prior to vesting. The fair value of the stock options granted is calculated using a Black-Scholes Merton (“Black-Scholes”) option pricing model. NEWCO recognizes compensation expense for these awards over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period), and estimates pre-vesting forfeitures at the time of grant by analyzing historical data, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the grant date fair value of awards that actually vest.

During the years ended December 31, 2019, 2018, and 2017, NEWCO recognized non-cash, pre-tax compensation expense associated with share-based compensation programs of approximately $13.1 million, $13.8 million, and $11.8 million, respectively, which was reduced by the related tax benefit of $2.1 million, $2.6 million, and $3.7 million in each respective year. As of December 31, 2019, $9.4 million and $9.1 million of total unrecognized compensation cost related to Stock Awards and stock options, respectively, are expected to be recognized over a weighted average period of approximately two years. These amounts will be adjusted for any future changes in estimated forfeitures.

During the years ended December 31, 2019, 2018, and 2017, cash received upon the exercise of stock options was $11.0 million, $8.3 million, and $6.2 million, respectively, which were recorded as part of Net transfers to Parent in the accompanying Combined Statements of Cash Flows.

When stock options are exercised by the employee or Stock Awards vest, NEWCO derives a tax deduction measured by the excess of the market value on such date over the grant date price.

Accordingly, NEWCO recorded the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the “Excess Tax Benefit”) as a component of income tax expense and as an operating cash inflow in the accompanying combined financial statements. During the years ended December 31, 2019, 2018, and 2017, such Excess Tax Benefit was $2.9 million, $3.4 million, and $3.5 million, respectively.

Stock Options

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on implied volatility from traded options on Fortive’s stock and historical volatility of Fortive’s stock. The dividend yield is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the option, NEWCO analyzes and considers actual historical exercise experience for previously granted options.

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Plans during the years ended December 31:

	2019	2018	2017
Risk-free interest rate	1.43%—2.60%	2.71%—2.96%	1.90%—2.26%
Volatility(a)	19.9%	18.2%	20.6%
Dividend yield(b)	0.37%	0.37%	0.45%
Expected years until exercise	5.5—8.0	5.5—8.0	5.5—8.0
Weighted average fair value at date of grant	$19.17	$18.66	$13.77

(a)

Beginning August 2018, expected volatility was based on a weighted average blend of Fortive’s historical stock price volatility from July 2, 2016 (the date of Separation from Danaher) through the stock option grant date and the average historical stock price volatility of a group of peer companies for the expected term of the options. The weighted average volatility from July 2, 2016 to July 2018 was estimated based on an average historical stock price volatility of a group of peer companies given Fortive’s limited trading history.

(b)	The dividend yield is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by Fortive’s closing stock price on the grant date.

The following summarizes option activity under the Plans for the years ended December 31, 2019, 2018, and 2017 (in thousands, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	1,862	$33.23
Granted	333	58.07
Exercised	(234)	24.77
Canceled/forfeited	(65)	45.12

Outstanding as of December 31, 2017	1,896	38.09
Granted	318	76.67
Exercised	(292)	28.99
Canceled/forfeited	(61)	54.13

Outstanding as of December 31, 2018	1,861	44.78
Granted	376	77.47
Exercised	(335)	28.18
Canceled/forfeited	(148)	42.67

Outstanding as of December 31, 2019	1,754	$53.74	5.6	$39,244

Vested and expected to vest as of December 31, 2019(a)	1,673	$53.14	6.1	$38,906
Vested as of December 31, 2019	801	$40.21	5.8	$28,973

(a)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

Stock Awards Activity

The following summarizes information related to Stock Awards activity under the Plans for the years ended December 31, 2019, 2018, and 2017 (in thousands, except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value Per Share
Unvested as of January 1, 2017	452	$39.20
Granted	112	57.79
Vested	(160)	35.96
Forfeited	(30)	43.94

Unvested as of December 31, 2017	374	45.92
Granted	106	77.78
Vested	(124)	41.28
Forfeited	(15)	53.23

Unvested as of December 31, 2018	341	57.63
Granted	132	77.15
Vested	(106)	74.77
Forfeited	(48)	56.69

Unvested as of December 31, 2019	319	$62.00

NOTE 17. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where NEWCO’s assets and liabilities are required to be carried at fair value, and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on NEWCO’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial liabilities measured at fair value on a recurring basis are as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2019
Deferred compensation liabilities	—	$14.7	—	$14.7
December 31, 2018
Deferred compensation liabilities	—	$12.0	—	$12.0

Certain of NEWCO’s management employees participate in Fortive’s nonqualified deferred compensation programs, which permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to NEWCO. These amounts are presented as a component of compensation and benefits accruals included in Other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to Note 9 and Note 10 for information related to the fair value of the Company’s borrowings and defined benefit pension plan assets, respectively.

NOTE 18. GEOGRAPHIC INFORMATION

NEWCO is comprised of two operating segments of Fortive that are recognized leaders in mobility technologies and diagnostics and repair technologies in attractive markets. The products and services offered serve retail fueling operators, commercial auto-repair businesses, municipal governments and public safety entities, and fleet owners/operators, globally. Given the interrelationships of the products, technologies and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and the Company has combined NEWCO’s two operating segments into a single reportable segment. Transactions between operating segments were immaterial for the years ended December 31, 2019, 2018, and 2017.

Operations in Geographic Areas:

	For the Year Ended December 31
($ in millions)	2019	2018	2017
Sales:
United States	$1,811.8	$1,668.6	$1,627.0
All other (each country individually less than 5% of total sales)	960.3	997.3	871.2

Total	$2,772.1	$2,665.9	$2,498.2

Property, plant and equipment, net:
United States	$78.5	$118.1	$133.8
India	7.7	7.0	7.5
All other (each country individually less than 5% of total property, plant and equipment, net)	15.7	55.5	57.9

Total	$101.9	$180.6	$199.2

NOTE 19. RELATED-PARTY TRANSACTIONS

Allocations of Expenses Prior to the Distribution

NEWCO has historically operated as part of Fortive and not as a stand-alone company. Certain shared costs have been allocated to NEWCO by Fortive, and are reflected as expenses in these financial statements.

Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to NEWCO for purposes of the carved-out financial statements; however, the expenses reflected in the accompanying combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEWCO had operated as a separate stand-alone entity and the expenses that will be incurred in the future by NEWCO.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to NEWCO and are reflected in the accompanying Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing, and legal functions and financial management and transaction processing, including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include NEWCO’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to certain insurance programs Fortive administers on behalf of NEWCO, including automobile liability, workers’ compensation, general liability, product liability, director’s and officer’s liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are amounts related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to NEWCO based on incurred claims of NEWCO. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. NEWCO is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to NEWCO’s known and incurred but not reported claims has been allocated to NEWCO and reflected in the accompanying Combined Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to the medical insurance programs administered on behalf of NEWCO. These amounts were allocated using actual medical claims incurred during the period for the employees attributable to NEWCO.

Deferred Compensation Program Administered by Fortive

Certain employees of NEWCO participate in Fortive’s nonqualified deferred compensation programs, which permit officers, directors and certain management employees to defer a portion of their compensation, on a pretax basis, until their termination of employment. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by NEWCO are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of NEWCO.

The amounts of related party expenses allocated to NEWCO from Fortive and its non-NEWCO subsidiaries for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Allocated corporate expenses	$27.5	$26.7	$26.7
Directly attributable expenses:
Insurance programs expenses	2.4	2.1	2.3
Medical insurance programs expenses	42.4	33.6	31.2
Deferred compensation program expenses	0.9	0.9	0.8

Total related party expenses	$73.2	$63.3	$61.0

Revenue and Other Transactions Entered into in the Ordinary Course of Business

Certain of NEWCO’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. NEWCO’s revenue from sales to Fortive and its non-NEWCO subsidiaries were not material during the years ended December 31, 2019, 2018 and 2017.

NEWCO recorded purchases of approximately $15.6 million, $13.4 million and $10.3 million from Fortive and its non-NEWCO subsidiaries during the years ended December 31, 2019, 2018 and 2017, respectively.

Debt Financing

As part of Fortive, NEWCO engaged in Related-Party Borrowings. Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the contemplated distribution.

Amounts due from Fortive to NEWCO have been recorded as related-party receivables and are recorded in Other assets in the accompanying Combined Balance Sheets. There were non-cash settlements in 2019 for the related-party loan receivable balances as of December 31, 2018.

Loans from Fortive to NEWCO have been recorded as Long-term debt in the accompanying Combined Balance Sheets. Substantially all of the related-party loans payable settlements in 2019 were cash settlements.

The following amounts are recorded in the accompanying Combined Balance Sheets as of December 31 ($ in millions):

	2019	2018
Related-party receivables due from Fortive entities	$—	$146.2
Related-party loans payable to Fortive entities	24.6	219.2

Interest income and interest expense on these transactions are recorded net in the Combined Statements of Earnings as follows ($ in millions):

	For the year ended December 31
	2019	2018	2017
Interest income, net	$5.5	$8.5	$8.5

The Company anticipates the remaining transactions to be settled prior to the consummation of the distribution.

NEWCO OF FORTIVE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ IN MILLIONS)

Classification	Balance at Beginning of Period(a)	Charged to Costs & Expenses	Impact of Currency	Charged to Other Accounts(b)	Write Offs, Write Downs & Deductions	Balance at End of Period(a)
Year Ended December 31, 2019:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$59.9	$38.2	$(0.1)	$0.9	$(42.6)	$56.3
Year Ended December 31, 2018:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$54.6	$42.4	$(0.5)	$0.4	$(37.0)	$59.9
Year Ended December 31, 2017:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$76.0	$30.2	$0.9	$1.3	$(53.8)	$54.6

(a)	Amounts include allowance for doubtful accounts classified as current and noncurrent.
(b)	Amounts are related to businesses acquired.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vontier Corporation (the Company), a wholly-owned subsidiary of Fortive Corporation, as of December 31, 2019 and the related note. In our opinion, the balance sheet and related note presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and related note are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the balance sheet and related note, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures relating to the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and related note. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

February 14, 2020

VONTIER CORPORATION

BALANCE SHEET

(IN WHOLE DOLLARS)

December 31, 2019
ASSETS
Cash	$—

Total assets	$—

LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Subscription receivable from Parent	(1.0)
Common stock—$0.0001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	0.1
Additional paid-in-capital	0.9
Total equity	$—

Total liabilities and equity	$—

See the accompanying Note to the Balance Sheet.

VONTIER CORPORATION

NOTE TO THE BALANCE SHEET

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Vontier Corporation (“Vontier”) is a Delaware corporation and, since its organization on August 5, 2019, a wholly owned subsidiary of Fortive Corporation (“Fortive” or “Parent”). On August 5, 2019, in connection with the organization of Vontier, Fortive subscribed for 1,000 shares of common stock of Vontier. Vontier has engaged in no business operations to date and at December 31, 2019 it had no assets or liabilities; therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

While, subject to satisfaction of certain conditions, Fortive currently intends to effect the separation of NEWCO through a distribution of shares of Vontier Corporation, Fortive has no obligation to pursue or consummate any separation of NEWCO, including dispositions of its ownership interest in Vontier Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the separation and the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The accompanying balance sheet presents the historical financial position of Vontier in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED BALANCE SHEETS

($ IN MILLIONS)

	As of
	June 26, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets:
Accounts receivable less allowance for credit losses of $40.8 million and $32.2 million at June 26, 2020 and December 31, 2019, respectively	$389.7	$490.6
Inventories:
Finished goods	90.1	95.8
Work in process	23.2	25.2
Raw materials	109.6	103.1

Inventories	222.9	224.1
Prepaid expenses and other current assets	103.9	110.5

Total current assets	716.5	825.2

Property, plant and equipment, net of accumulated depreciation of $227.3 million and $225.3 million at June 26, 2020 and December 31, 2019, respectively	94.3	101.9
Operating lease right-of-use assets	33.8	37.8
Long-term financing receivables, net	246.3	262.5
Other assets	160.4	169.4
Goodwill	1,056.2	1,157.8
Other intangible assets, net	258.1	274.3

Total assets	$2,565.6	$2,828.9

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$13.2	$16.8
Trade accounts payable	287.7	318.6
Current operating lease liabilities	10.9	12.8
Accrued expenses and other current liabilities	295.2	319.3

Total current liabilities	607.0	667.5
Operating lease liabilities	23.2	25.2
Other long-term liabilities	272.8	295.5
Long-term debt	—	24.6
Equity:
Net Parent investment	1,535.4	1,662.5
Accumulated other comprehensive income	122.9	148.7

Total stockholders’ equity	1,658.3	1,811.2
Noncontrolling interests	4.3	4.9

Total equity	1,662.6	1,816.1

Total liabilities and equity	$2,565.6	$2,828.9

See the accompanying Notes to the Combined Condensed Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF EARNINGS

($ IN MILLIONS)

(unaudited)

	Six Months Ended
	June 26, 2020	June 28, 2019
Sales of products	$1,027.9	$1,173.3
Sales of services	115.0	141.1

Total sales	1,142.9	1,314.4
Cost of product sales	(559.0)	(628.6)
Cost of service sales	(89.8)	(128.6)

Total cost of sales	(648.8)	(757.2)

Gross profit	494.1	557.2
Operating costs:
Selling, general and administrative expenses	(234.9)	(244.6)
Research and development expenses	(62.1)	(67.2)
Impairment of goodwill	(85.3)	—

Operating profit	111.8	245.4
Non-operating income (expense):
Interest income (expense), net	(0.6)	2.2
Other non-operating expenses	(0.3)	(0.4)

Earnings before income taxes	110.9	247.2
Income taxes	(46.7)	(57.9)

Net earnings	$64.2	$189.3

See the accompanying Notes to the Combined Condensed Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

($ IN MILLIONS)

(unaudited)

	Six Months Ended
	June 26, 2020	June 28, 2019
Net earnings	$64.2	$189.3
Other comprehensive income, net of income taxes:
Foreign currency translation adjustments	(27.6)	5.7
Pension adjustments	1.8	0.2

Total other comprehensive income (loss), net of income taxes	(25.8)	5.9

Comprehensive income	$38.4	$195.2

See the accompanying Notes to the Combined Condensed Financial Statements.

NEWCO OF FORTIVE COMPANY

COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY

($ IN MILLIONS)

(unaudited)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2019	$126.3	$1,663.5	$3.1
Net earnings for the period	—	189.3	—
Net transfers to Parent	—	(157.6)	—
Other comprehensive income	5.9	—	—
Stock-based compensation expense	—	6.2	—
Changes in noncontrolling interests	—	—	0.4

Balance, June 28, 2019	$132.2	$1,701.4	$3.5

Balance, December 31, 2019	$148.7	$1,662.5	$4.9
Adoption of accounting standard	—	(16.9)	—

Balance, January 1, 2020	$148.7	$1,645.6	$4.9
Net earnings for the period	—	64.2	—
Net transfers to Parent	—	(183.2)	—
Non-cash settlement of net related-party borrowings	—	(0.8)	—
Other comprehensive loss	(25.8)	—	—
Stock-based compensation expense	—	9.6	—
Change in noncontrolling interests	—	—	(0.6)

Balance, June 26, 2020	$122.9	$1,535.4	$4.3

See the accompanying Notes to the Combined Condensed Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

($ IN MILLIONS)

(unaudited)

	Six Months Ended
	June 26, 2020	June 28, 2019
Cash flows from operating activities:
Net earnings	$64.2	$189.3
Noncash items:
Depreciation	24.4	25.1
Amortization	14.5	16.2
Stock-based compensation expense	9.6	6.2
Impairment of goodwill	85.3	—
Change in deferred income taxes	(8.1)	(0.9)
Change in trade accounts receivable, net	17.7	(42.1)
Change in long-term financing receivables, net	73.6	68.4
Change in inventories	(2.6)	(8.0)
Change in trade accounts payable	(28.2)	(33.7)
Change in prepaid expenses and other assets	9.4	(1.4)
Change in accrued expenses and other liabilities	(25.1)	(45.7)

Net cash provided by operating activities	234.7	173.4

Cash flows from investing activities:
Cash paid for investment	(9.5)	—
Payments for additions to property, plant and equipment	(14.0)	(16.4)
Proceeds from sale of property	0.3	—

Net cash used in investing activities	(23.2)	(16.4)

Cash flows from financing activities:
Net repayments of related-party borrowings	(22.9)	—
Net proceeds from (repayments of) short-term borrowings	(2.9)	5.4
Net transfers to Parent	(183.2)	(157.6)
Other financing activities	(0.9)	(5.2)

Net cash used in financing activities	(209.9)	(157.4)

Effect of exchange rate changes on cash and equivalents	(1.6)	0.4

Net change in cash and equivalents	—	—
Beginning balance of cash and equivalents	—	—

Ending balance of cash and equivalents	$—	$—

See the accompanying Notes to the Combined Condensed Financial Statements.

NEWCO OF FORTIVE CORPORATION

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(unaudited)

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

NEWCO (“NEWCO” or the “Company”) offers critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of mobility technologies and diagnostics and repair technologies solutions spanning advanced environmental sensors, fueling equipment, field payment, hardware, remote management and workflow software, and vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. NEWCO markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities, and fleet owners/operators on a global basis.

NEWCO operates through one reportable segment comprised of two operating segments (i) mobility technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as (ii) diagnostics and repair technologies, in which it manufactures and distributes vehicle repair tools, toolboxes and automotive diagnostic equipment and software, and a full line of wheel-service equipment. Given the interrelationships of the products, technologies, and customers and the resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and NEWCO has combined its two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s (“Fortive” or “Parent”) Industrial Technologies operating segment.

Fortive proposes to effect a distribution of 80.1% of the outstanding shares of the Company’s common stock as part of its plan to separate Fortive’s Industrial Technologies segment into a publicly-traded company. While, subject to satisfaction of certain conditions, Fortive currently intends to effect the distribution, Fortive has no obligation to pursue or consummate any dispositions of its ownership interest in us, including through the distribution, by any specified date or at all. The distribution is subject to various conditions, including the transfer of assets and liabilities to us in accordance with the separation agreement; the receipt of an opinion of counsel regarding the qualification of the distribution, together with certain related transactions, as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”); the making of a cash distribution of approximately $1.6 billion (the “Cash Distribution”) from Vontier to Fortive as partial consideration for the contribution of the assets; receipt of any necessary regulatory or other approvals; due execution and delivery of the agreements relating to the separation; no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition in effect preventing the consummation of the separation, the distribution or any of the related transactions; acceptance for listing on the NYSE of the shares of our common stock to be distributed, subject to official notice of distribution; anticipated completion of certain financing and no other event or development having occurred or in existence that, in the judgment of Fortive’s board of directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

Basis of Presentation

NEWCO has historically operated as part of Fortive or Danaher and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of NEWCO are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to NEWCO and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had NEWCO been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 10.

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to NEWCO are accounted for through the Net Parent investment account of NEWCO. Accordingly, none of Fortive’s cash and equivalents or debt at the corporate level has been assigned to NEWCO in the accompanying combined condensed financial statements.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of NEWCO. All significant transactions between NEWCO and Fortive have been included in the accompanying combined condensed financial statements for the six-month periods ended June 26, 2020 and June 28, 2019. Transactions with Fortive are reflected in the accompanying Combined Condensed Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined condensed financial statements for all periods presented. The Company anticipates these transactions will be settled prior to the consummation of the distribution. All other intercompany accounts and transactions between the operations comprising NEWCO have been eliminated in the accompanying combined condensed financial statements for the six-month periods ended June 26, 2020 and June 28, 2019.

The accompanying financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to fairly present NEWCO’s financial position as of June 26, 2020 and December 31, 2019, and its results of operations and cash flows for the six-month periods ended June 26, 2020 and June 28, 2019.

Accumulated Other Comprehensive Income (Loss)—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The changes in accumulated other comprehensive income (loss) by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension adjustments(b)	Total
For the Six Months Ended June 26, 2020:
Balance, December 31, 2019	$153.7	$(5.0)	$148.7
Other comprehensive income (loss) before reclassifications, net of income taxes	(27.6)	—	(27.6)
Amounts reclassified from accumulated other comprehensive income (loss):
Increase	—	1.9	1.9
Income tax impact	—	(0.1)	(0.1)

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	1.8 (a)	1.8

Net current period other comprehensive income (loss), net of income taxes	(27.6)	1.8	(25.8)

Balance, June 26, 2020	$126.1	$(3.2)	$122.9

	Foreign currency translation adjustments	Pension adjustments(b)	Total
For the Six Months Ended June 28, 2019:
Balance, December 31, 2018	$131.3	$(5.0)	$126.3
Other comprehensive income (loss) before reclassifications, net of income taxes	5.7	—	5.7
Amounts reclassified from accumulated other comprehensive income (loss):
Increase	—	0.2	0.2

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.2 (a)	0.2

Net current period other comprehensive income	5.7	0.2	5.9

Balance, June 28, 2019	$137.0	$(4.8)	$132.2

(a)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost (refer to Note 6 for additional details).
(b)	Includes balances relating to defined benefit plans, supplemental executive retirement plans and other postretirement employee benefit plans.

NOTE 2. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of trade accounts receivable with extended payment terms beyond one year (“A/R”), commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed.

The components of financing receivables with payments due in less than twelve months that are recorded in Accounts receivable on the Consolidated Condensed Balance Sheets were as follows ($ in millions):

	June 26, 2020	December 31, 2019
Gross current financing receivables:
PSAs	$98.2	$104.6
Franchisee Notes	15.2	15.7

Current financing receivables, gross	$113.4	$120.3

Allowance for credit losses:
PSAs	$14.8	$10.0
Franchisee Notes	7.6	7.2

Total allowance for credit losses	22.4	17.2

Total current financing receivables, net	$91.0	$103.1

Net current financing receivables:
PSAs, net	$83.4	$94.6
Franchisee Notes, net	7.6	8.5

Total current financing receivables, net	$91.0	$103.1

The components of financing receivables with payments due beyond one year were as follows ($ in millions):

	June 26, 2020	December 31, 2019
Gross long-term financing receivables:
A/R	$2.5	$3.5
PSAs	224.3	222.9
Franchisee Notes	56.1	60.2

Long-term financing receivables, gross	$282.9	$286.6

Allowance for credit losses: (a)
PSAs	$30.9	$19.4
Franchisee Notes	5.7	4.7

Total allowance for credit losses	36.6	24.1

Total long-term financing receivables, net	$246.3	$262.5

Net long-term financing receivables:
A/R, net	$2.5	$3.5
PSAs, net	193.4	203.5
Franchisee Notes, net	50.4	55.5

Total long-term financing receivables, net	$246.3	$262.5

(a) There is no allowance recorded on A/R with extended payment terms beyond one year.

Net deferred origination costs were insignificant at June 26, 2020 and December 31, 2019, respectively. At June 26, 2020 NEWCO had a net unamortized discount on its financing receivables of $18.4 million. The net unamortized discount at December 31, 2019 was $19.3 million.

It is the Company’s general practice to not engage in contract or loan modifications of existing arrangements for troubled debt restructurings. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings, or in the event of significant natural disasters. Restructured financing receivables related to troubled debt as of June 26, 2020 and December 31, 2019 were insignificant.

Credit score and distributor tenure are the primary indicators of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and are considered delinquent once past due.

The amortized cost basis of PSAs and Franchise notes by origination year as of June 26, 2020, are as follows:

($ in millions)	2020	2019	2018	2017	2016	Prior	Total
PSAs
Credit Score:
Less than 400	$10.9	$14.5	$6.8	$3.3	$1.3	$0.1	$36.9
400-599	15.5	18.4	10.0	4.5	1.7	0.6	50.7
600-799	32.9	35.3	18.7	9.1	3.8	0.8	100.6
800+	46.9	47.8	24.9	10.7	3.5	0.5	134.3

Total PSAs	$106.2	$116.0	$60.4	$27.6	$10.3	$2.0	$322.5

Franchise notes
Active distributors	$10.0	$23.3	$10.7	$7.3	$4.1	$5.2	$60.6
Separated distributors	—	0.9	2.0	1.5	2.1	4.2	10.7

Total Franchise notes	$10.0	$24.2	$12.7	$8.8	$6.2	$9.4	$71.3

Past Due

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on its account, interest will continue to accrue. The table below sets forth the aging of the Company’s PSA balances ($ in millions):

	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
June 26, 2020	$2.9	$1.7	$7.1	$11.7	$310.8	$322.5	$7.1
December 31, 2019	3.7	1.9	7.2	12.8	314.7	327.5	7.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were insignificant as of June 26, 2020 and December 31, 2019.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days.

Franchisee Notes are generally deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectable status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) other instances in which management concludes collectability is not reasonably assured.

Adoption of New Accounting Standard

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including financing and trade accounts receivables. On January 1, 2020, we adopted ASU 2016-13 and recognized in our Combined Condensed Balance Sheet as of January 1, 2020 an increase in the allowance for trade accounts and financing receivables of $22.1 million with a corresponding net of tax adjustment to beginning retained earnings of $16.9 million.

Results for reporting periods beginning January 1, 2020 reflect the adoption of ASU 2016-13, while prior period amounts were not adjusted and continue to be reported in accordance with our historical accounting practices.

Prior to the adoption of ASU 2016-13 on January 1, 2020, we recognized an allowance for incurred losses when they were probable based on many quantitative and qualitative factors, including delinquency. After the adoption of ASU 2016-13, we estimate our allowance to reflect expected credit losses over the remaining contractual life of the asset. We pool assets with similar risk characteristics for this measurement based on attributes that may include asset type, duration, and/or credit risk rating. The future expected losses of each pool are estimated based on numerous quantitative and qualitative factors reflecting management’s estimate of collectibility over the remaining contractual life of the pooled assets, including:

•	portfolio duration;

•	historical, current, and forecasted future loss experience by asset type;

•	historical, current, and forecasted delinquency and write-off trends;

•	historical, current, and forecasted economic conditions; and

•	historical, current, and forecasted credit risk.

Expected credit losses of the financing receivables originated during the six months ended June 26, 2020, as well as changes to expected losses during the same period, are recognized in earnings.

As a result of the adoption of ASU 2016-13, NEWCO has updated its significant accounting policy related to trade accounts and financing receivables and allowances for credit losses from what was previously disclosed in its audited financial statements for the year ended December 31, 2019 as follows:

All trade accounts and financing receivables are reported in the accompanying Combined Condensed Balance Sheet adjusted for any write-offs and net of allowances for credit losses. The allowances for credit losses represent management’s best estimate of the credit losses expected from NEWCO’s trade accounts and financing receivable portfolios over the life of the underlying assets. Determination of the allowances requires management to exercise judgment about the severity of credit losses, which includes judgments regarding the risk profile of each underlying receivable and expectations regarding the impact of current and future economic conditions on the creditworthiness of its customers. NEWCO regularly performs detailed reviews of its portfolios to evaluate the collectability of receivables based on a combination of past, current, and future financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, payment experience, credit bureau information, and economic conditions. In circumstances where NEWCO is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances.

Recent deterioration in overall global economic conditions and worldwide capital markets as a result of the COVID-19 pandemic may negatively impact NEWCO’s customers’ ability to pay and, as a result, may increase the difficulty in collecting trade accounts and financing receivables. NEWCO did not realize notable increases in loss rates and delinquencies during the six months ended June 26, 2020, and given the nature of NEWCO’s portfolio of receivables, NEWCO’s historical experience during times of challenging economic conditions, and

NEWCO’s forecasted future impact of COVID-19 on its customers’ ability to pay, NEWCO did not record material provisions for credit losses as a result of the COVID-19 pandemic during the six months ended June 26, 2020. If the financial condition of NEWCO’s customers was to deteriorate beyond NEWCO’s current estimates, resulting in an impairment of their ability to make payments, NEWCO would be required to write-off additional receivable balances, which would adversely impact NEWCO’s net earnings and financial condition.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors, including the aging of its financing receivables, historical credit loss and portfolio delinquency experience and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy or other events that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable a specific reserve is recorded.

The following is a rollforward of the aggregated allowance for credit losses related to the Company’s financing receivables for the six-month period ended and year ended June 26, 2020 and December 31, 2019 ($ in millions):

	June 26, 2020	December 31, 2019
Balance at beginning of year	$41.3	$43.8
Transition adjustment	18.5	—
Provision for credit losses	19.9	30.9
Write-offs	(22.3)	(35.4)
Recoveries of amounts previously charged off	1.6	2.0

Balances at end of period	$59.0	$41.3

The following is a rollforward of the allowances for credit losses related to the Company’s PSAs and Franchisee Notes as of June 26, 2020 and December 31, 2019 ($ in millions):

	June 26, 2020		December 31, 2019
	PSAs	Franchisee notes	PSAs	Franchisee notes
Balance at beginning of year	$29.4	$11.9	$29.6	$14.2
Transition adjustment	17.5	1.0	—	—
Provision for doubtful accounts	16.3	3.6	26.4	4.5
Write-offs	(18.8)	(3.5)	(28.2)	(7.2)
Recoveries of amounts previously charged off	1.4	0.2	1.6	0.4

Balances at end of period	$45.8	$13.2	$29.4	$11.9

The allowance associated with the Company’s trade accounts receivable with extended payment terms is insignificant.

Allowance for Credit Losses related to Trade Accounts Receivables

The following is a rollforward of the allowance for credit losses related to the Company’s trade accounts receivables (excluding financing receivables) and the Company’s trade accounts receivable cost basis as of June 26, 2020 ($ in millions):

June 26, 2020
Cost basis of trade accounts receivable	$317.1
Allowance for credit losses balance at beginning of period	15.0
Adoption of new accounting standard	3.6
Provision for credit losses	4.3
Write-offs	(4.3)
FX and Other	(0.2)

Allowance for credit losses balance at end of period	18.4

Net trade accounts receivable balance at end of period	$298.7

NOTE 3. GOODWILL

The following is a rollforward of NEWCO’s goodwill ($ in millions):

Balance, December 31, 2019	$1,157.8
Impairment charge	(85.3)
FX translation & other	(16.3)

Balance, June 26, 2020	$1,056.2

NEWCO tests goodwill for impairment annually in the fourth quarter of each year and may review goodwill in interim periods if certain events occur or circumstances change. Based on our most recent annual impairment assessment, NEWCO concluded that the goodwill for our five reporting units was not impaired as of December 31, 2019.

The results of NEWCO’s fourth quarter 2019 goodwill impairment testing indicated the excess of the estimated fair value over the carrying value (expressed as a percentage of carrying value) of its Telematics reporting unit was approximately 5%, and as such, management continued to monitor the performance of Telematics during the first six months of 2020. In connection with management’s updated forecast for the Telematics reporting unit that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, NEWCO performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020.

NEWCO estimated the fair value of the Telematics reporting unit by considering an income approach, using the discounted cash flow method. The income approach was based on projected future (debt-free) cash flows that were discounted to present value and assumed a terminal growth value. The discount rate was based on the reporting unit’s weighted average cost of capital, taking into account market participant assumptions. Management’s revenue and profitability forecasts used in the valuation considered recent and historical performance of the reporting unit, strategic initiatives, industry trends, and the current and future expectations of the macroeconomic environment. Assumptions used in the valuation were similar to those that would be used by market participants performing independent valuations of this reporting unit.

Key assumptions developed by management and used in the quantitative analysis included the following:

•	Near-term revenue declines in 2020 with later-term improvements over the projection period;

•	Improved profitability over the projection period, trending consistent with revenues; and

•	Market-based discount rates.

NEWCO did not consider the market approach in its fair value calculation given the near-term uncertainty in the market data and forecasts of the guideline companies upon which the approach relies.

As a result of the interim impairment testing performed, NEWCO concluded that the estimated fair value of our Telematics reporting unit was less than its carrying value as of March 27, 2020, and recorded a non-cash goodwill impairment charge of $85.3 million during the six months ended June 26, 2020 to reduce the carrying value of goodwill to $238.8 million. The charge is included in operating results.

The impairment testing of goodwill utilized significant unobservable inputs (Level 3 in the fair value hierarchy) to determine the estimated fair value. The factors used in NEWCO’s impairment analysis are inherently subject to uncertainty, particularly in light of the recent deterioration in overall global economic conditions and capital markets due to COVID-19. While NEWCO believes it made reasonable estimates and assumptions to calculate the fair value of the Telematics reporting unit, alternative interpretations of the qualitative inputs considered may have resulted in different conclusions regarding the size of the impairment, and it is possible NEWCO’s conclusions could change in future periods.

The results of NEWCO’s 2019 impairment testing indicated its four other reporting units had fair values that were significantly in excess of their carrying values. NEWCO evaluated the impact of the deterioration in overall global economic conditions as a result of the COVID-19 pandemic, including changes in forecasts for each reporting unit, and determined no triggering events had occurred other than noted above. There can be no assurance the estimates and assumptions used in NEWCO’s goodwill impairment testing performed in the six months ended June 26, 2020 will prove to be accurate predictions of the future. Specifically, variations in NEWCO’s assumptions related to business performance and execution of planned growth strategies and the discount rate could impact future conclusions. A future impairment charge for goodwill could have a material effect on NEWCO’s consolidated financial position and results of operations.

NOTE 4. FINANCING

NEWCO has entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain NEWCO businesses participated in Fortive’s cash pooling arrangements. At June 26, 2020 and December 31, 2019, certain NEWCO businesses were in a cash overdraft position, and such overdrafts are included in Short-term borrowings on the Combined Condensed Balance Sheet.

As part of Fortive, NEWCO engaged in intercompany financing transactions. Transactions between Fortive and NEWCO have been included in Long-term debt on the Combined Condensed Balance Sheets as of December 31, 2019. As of December 31, 2019, these loans had an average interest rate of approximately 1.0%. These transactions were settled during the six months ended June 26, 2020.

Third party debt held by Fortive and the related interest expense was not allocated to NEWCO. The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of June 26, 2020 and December 31, 2019 was approximately 7.1% and 9.0%, respectively.

The carrying values of the components of our long-term debt were as follows ($ in millions):

	June 26, 2020	December 31, 2019
Short-term borrowings:
7.00% Credit Facility due in January 2020	$—	$12.6
6.95% Credit Facility due July 2020	11.9	—
6.70% Credit Facility due July 2020	1.3	—
Other short-term borrowings and bank overdrafts	—	4.2

Total short-term borrowings	$13.2	$16.8

Long-term debt:
Related-party loans with Fortive entities	$—	$24.6

Long-term debt	$—	$24.6

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt in the table above are insignificant. Given the nature of the Company’s borrowings, the carrying value approximates fair value at both June 26, 2020 and December 31, 2019.

Interest payments associated with the above borrowings were insignificant for the six-month periods ended June 26, 2020 and June 28, 2019.

On July 3, 2020, the 6.95% credit facility with Citibank, N.A. was extended with a repayment date of October 1, 2020.

NOTE 5. SALES

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Contract Assets — In certain circumstances, the Company records contract assets which include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were insignificant as of June 26, 2020 and December 31, 2019.

Contract Costs — The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by our customers in certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. As of June 26, 2020 the Company had $82.2 million in net revenue-related capitalized contract costs primarily related to assets used by our customers in certain software contracts, which are recorded in Prepaid expenses and other current assets and Other assets in the accompanying Combined Condensed Balance Sheet. Contract costs were $95.2 million as of December 31, 2019. These assets have estimated useful lives between 3 and 5 years.

Impairment losses recognized on our revenue-related contract assets were insignificant in the six months ended June 26, 2020.

Contract Liabilities — The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the support term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in Other long-term liabilities in the accompanying Combined Balance Sheets.

The Company’s contract liabilities consisted of the following ($ in millions):

	June 26, 2020	December 31, 2019
Deferred revenue - current	$84.8	$87.0
Deferred revenue - noncurrent	58.6	63.2

Total contract liabilities	$143.4	$150.2

In the six months ended June 26, 2020, the Company recognized $40 million of revenue related to the Company’s contract liabilities at December 31, 2019. The change in contract liabilities from December 31, 2019 to June 26, 2020 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services.

Remaining Performance Obligations — Remaining performance obligations represent the transaction price of firm, noncancelable orders and the annual contract value for software as a service contracts with expected customer delivery dates beyond one year from June 26, 2020 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of June 26, 2020 are $382 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 35 percent of the remaining performance obligations will be fulfilled within the next two years, 65 percent within the next three years, and substantially all within four years.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, geographic location, major product group, and end market, as it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the six months ended June 26, 2020 and June 28, 2019 were as follows ($ in millions):

	June 26, 2020	June 28, 2019
Sales:
Sales of products	$1,027.9	$1,173.3
Sales of services	115.0	141.1

Total	$1,142.9	$1,314.4

Geographic:
United States	$783.5	$843.3
All other (each country individually less than 5% of total sales)	359.4	471.1

Total	$1,142.9	$1,314.4

Major Product Group:
Mobility technologies	$863.0	$991.2
Diagnostics and repair technologies	279.9	323.2

Total	$1,142.9	$1,314.4

End Markets:
Retail fueling(a)	$762.1	$874.9
Vehicle repair(a)	246.5	293.2
Other(a)	134.3	146.3

Total	$1,142.9	$1,314.4

(a)

Retail fueling, vehicle repair and other include sales to these end markets made through third-party distributors. Total distributor sales for the six-month periods ended June 26, 2020 and June 28, 2019 were $631.0 million and $672.7 million, respectively.

NOTE 6. PENSION PLANS

For a full description of NEWCO’s noncontributory defined benefit pension plans, refer to Note 10 of the accompanying audited combined financial statements included elsewhere within this information statement.

The following sets forth the components of the Company’s net periodic pension costs associated with the Company’s noncontributory defined benefit pension plans ($ in millions):

	Six Months Ended
	June 26, 2020	June 28, 2019
U.S. Pension Benefits:
Interest Cost	$0.1	$0.1
Amortization of net loss	0.1	0.1

Net periodic pension cost	$0.2	$0.2

Non-U.S. Pension Benefits:
Service Cost	$0.1	$0.1
Interest cost	0.1	0.2
Expected return on plan assets	(0.2)	(0.2)
Amortization of net loss	0.1	0.1

Net periodic pension cost	$0.1	$0.2

NEWCO reports all components of net periodic pension costs, with the exception of service costs, in other non-operating expenses as a component of non-operating income in the accompanying Combined Condensed Statements of Earnings. Service costs are reported in Cost of sales and Selling, general and administrative expenses in the accompanying Combined Condensed Statements of Earnings according to the classification of the participant’s compensation.

Employer Contributions

During 2020, NEWCO’s cash contribution requirements for its non-U.S. defined benefit pension plans are expected to be approximately $0.4 million. The actual amounts to be contributed depend upon, among other things, legal requirements, underlying asset returns, the plan’s funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates and other factors.

NOTE 7. INCOME TAXES

NEWCO’s effective tax rate for the six months ended June 26, 2020 was 42.1% as compared to 23.4% for the six months ended June 28, 2019. The year-over-year increase for the six-month period ended June 26, 2020 compared to the six-month period ended June 28, 2019 was due primarily to a non-deductible goodwill impairment.

NEWCO’s effective tax rate for 2020 and 2019 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

NOTE 8. LITIGATION AND CONTINGENCIES

For a description of our litigation and contingencies, refer to Notes 14 and 15 of the audited combined financial statements included elsewhere within this information statement.

Warranty

NEWCO generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of the Company’s accrued warranty liability ($ in millions):

Balance, December 31, 2019	$57.4
Accruals for warranties issued during the period	15.9
Settlements made	(22.0)
Effect of foreign currency translation	(0.3)

Balance, June 26, 2020	$51.0

Leases

For the six months ended June 26, 2020 and June 28, 2019, operating lease cost was $10.3 million and $11.2 million, respectively. Short-term and variable lease cost and cost for finance leases were insignificant for both the six-month periods ended June 26, 2020 and June 28, 2019. During the six-month periods ended June 26, 2020 and June 28, 2019, cash paid for operating leases included in operating cash flows was $9.4 million and $9.7 million, respectively. ROU assets obtained in exchange for operating lease obligations were $3.5 million and $1.7 million for the six months ended June 26, 2020 and June 28, 2019, respectively.

As of June 26, 2020, we had entered into an operating lease for which the lease had not yet commenced. This operating lease will commence in 2020 with a lease term of 8 years and have fixed payments over the non-cancelable lease term of $8.8 million.

Litigation

In accordance with accounting guidance, NEWCO records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of NEWCO’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While NEWCO actively pursues financial recoveries from insurance providers, NEWCO does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves NEWCO has established are inadequate, NEWCO would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect NEWCO’s net earnings.

In connection with the recognition of liabilities for asbestos related matters, NEWCO records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, NEWCO makes judgments concerning insurance coverage that NEWCO believes are reasonable and consistent with NEWCO’s historical dealings, its knowledge of any pertinent solvency issues surrounding insurers, and litigation and court rulings potentially impacting coverage. While the substantial majority of its insurance carriers are solvent, some of its individual carriers are insolvent, which has been considered in the NEWCO analysis of probable recoveries. Projecting future events is subject to various uncertainties, including litigation and court rulings potentially impacting coverage, that could cause insurance recoveries on asbestos related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, NEWCO reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

NEWCO recorded gross liabilities associated with known and future expected asbestos claims of $52.4 million and $54.4 million as of June 26, 2020 and December 31, 2019, respectively. Known and future expected asbestos claims of $7.5 million and $5.6 million are included in Accrued expenses and other current liabilities on the Combined Condensed Balance Sheets as of June 26, 2020 and December 31, 2019, respectively. Known and future expected asbestos claims of $44.9 million and $48.8 million are included in Other long-term liabilities on the Combined Condensed Balance Sheets as of June 26, 2020 and December 31, 2019, respectively.

NEWCO recorded the related projected insurance recoveries of $21.2 million and $24.9 million as of June 26, 2020 and December 31, 2019, respectively. Insurance recoveries in the accompanying Combined Condensed Balance Sheet as of June 26, 2020 include $3.9 million in Prepaid expenses and other current assets and $17.3 million in Other assets. Insurance recoveries in the accompanying Combined Condensed Balance Sheet as of December 31, 2019 include $3.9 million in Prepaid expenses and other current assets and $21.0 million in Other assets.

Guarantees

As of June 26, 2020 and December 31, 2019, NEWCO had guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds of approximately $47.5 million and $36.7 million, respectively. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure the NEWCO’s obligations and/or performance requirements related to specific transactions. NEWCO believes that if the obligations under these instruments were triggered, they would not have a material effect on NEWCO’s financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes and will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of the subsidiaries’ common stock. Following the distribution, the unconditional guarantees provided by our subsidiaries will be terminated.

NOTE 9. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where our assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on our assumptions. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Below is a summary of financial liabilities that are measured at fair value on a recurring basis ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

June 26, 2020
Deferred compensation liabilities	$—	$14.5	$—	$14.5
December 31, 2019
Deferred compensation liabilities	$—	$14.7	$—	$14.7

Certain of NEWCO’s management employees participate in Fortive’s nonqualified deferred compensation programs, which permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to NEWCO. These amounts are presented as a component of compensation and benefits accruals included in Other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to Note 4 for information related to the fair value of the Company’s borrowings.

Other Investments

NEWCO holds minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $49.0 million, which is recorded in Other assets on the Combined Condensed Balance Sheet at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluate this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the six-month period ended June 26, 2020.

Nonrecurring Fair Value Measurements

Certain non-financial assets, primarily property, plant, and equipment, goodwill, and intangible assets, are not required to be measured at fair value on a recurring basis and are reported at their carrying value. However, these assets are required to be assessed for impairment whenever events or circumstances indicate that their carrying value may not be fully recoverable, and at least annually for goodwill and indefinite-lived intangible assets other than noted in Note 3.

On March 27, 2020, we evaluated our Telematics reporting unit for impairment and recorded an impairment of goodwill of $85.3 million to adjust the carrying value of the reporting unit to the estimated fair value. Refer to Note 3 for additional information regarding the inputs and methodology used to estimate the fair value. During the second quarter ended June 26, 2020, we evaluated the impact of the deterioration in overall global economic conditions as a result of the COVID-19 pandemic, including the change in our market capitalization and changes in forecasts for the Telematics reporting unit, and determined no triggering events had occurred.

We evaluated our other non-financial assets as of June 26, 2020 and determined no impairment was necessary.

NOTE 10. RELATED PARTY TRANSACTIONS

Allocations of Expenses Prior to the Transaction

NEWCO has historically operated as part of Fortive and not as a stand-alone company. Certain shared costs have been allocated to NEWCO by Fortive, and are reflected as expenses in these financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to NEWCO for purposes of the carved-out financial statements; however, the expenses reflected in the accompanying combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEWCO had operated as a separate stand-alone entity and the expenses that will be incurred in the future by NEWCO.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to NEWCO and are reflected in the accompanying Combined Condensed Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, and marketing, as well as legal functions and financial management and transaction processing, including public company reporting, consolidated tax filings, and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include NEWCO’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to certain insurance programs Fortive administers on behalf of NEWCO, including automobile liability, workers’ compensation, general liability, product liability, director’s and officer’s liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are amounts related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to NEWCO based on incurred claims of NEWCO. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. NEWCO is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to NEWCO’s known and incurred but not reported claims has been allocated to NEWCO and reflected in the accompanying Combined Condensed Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to the medical insurance programs administered on behalf of NEWCO. These amounts were allocated using actual medical claims incurred during the period for the employees attributable to NEWCO.

Deferred Compensation Program Administered by Fortive

Certain employees of NEWCO participate in Fortive’s nonqualified deferred compensation programs, which permit officers, directors and certain management employees to defer a portion of their compensation, on a pretax basis, until their termination of employment. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by NEWCO are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of NEWCO.

The amount of related party expenses allocated to NEWCO from Fortive and its subsidiaries for the six-month periods ended June 26, 2020 and June 28, 2019, were as follows ($ in millions):

	Six Months Ended
	June 26, 2020	June 28, 2019
Allocated corporate expenses	$21.3	$13.5
Directly attributable expenses
Insurance programs expenses	1.3	1.2
Medical insurance programs expenses	22.3	21.2
Deferred compensation program expenses	0.6	0.5

Total related party expenses	$45.5	$36.4

Revenue and Other Transactions Entered into in the Ordinary Course of Business

Certain of NEWCO’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. NEWCO’s revenue from sales to Fortive and its non-NEWCO subsidiaries were insignificant during the six-month periods ended June 26, 2020 and June 28, 2019, respectively.

NEWCO recorded purchases of approximately $7.9 million and $6.4 million from Fortive and its non-NEWCO subsidiaries during the six-month periods ended June 26, 2020 and June 28, 2019, respectively. NEWCO recorded sales of approximately $0.1 million to Fortive and its non-NEWCO subsidiaries during the six-month period ended June 26, 2020.

Debt Financing

As part of Fortive, NEWCO engaged in Related-party Borrowings. Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented.

There were non-cash settlements of the related-party loan receivables balances that existed as of December 31, 2019 during the six-month period ended June 26, 2020.

Loans from Fortive to NEWCO have been recorded as Long-term debt in the accompanying Combined Condensed Balance Sheets. Related-party loans to Fortive entities were $24.6 million at December 31, 2019. These transactions were settled during the six month period ended June 26, 2020.

Interest income (expense), net on related-party transactions was insignificant for the six months ended June 28, 2020 and $3.4 million for the six-month period ended June 28, 2019.

VONTIER CORPORATION

CONDENSED BALANCE SHEETS

(in whole dollars)

	June 26, 2020	December 31, 2019
ASSETS
Cash	$—	$—

Total assets	$—	$—

LIABILITIES AND EQUITY
Total liabilities	—	—
Equity:
Subscription receivable from Parent	(1.0)	(1.0)
Common stock -- $0.0001 par value, 1.985 billion and 1,000 shares authorized at June 26, 2020 and December 31, 2019, respectively; 1,000 shares issued and outstanding at June 26, 2020 and December 31, 2019	0.1	0.1
Additional paid-in-capital	0.9	0.9

Total equity	—	—

Total liabilities and equity	$—	$—

See the accompanying Note to the Condensed Financial Statements.

VONTIER CORPORATION

NOTE TO THE CONDENSED BALANCE SHEETS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Vontier Corporation (“Vontier”) is a Delaware corporation, and since its organization on August 5, 2019, a wholly owned subsidiary of Fortive Corporation (“Fortive” or “Parent”). On August 5, 2019 and in connection with the organization of Vontier, Fortive subscribed for 1,000 shares of common stock of Vontier. Vontier has engaged in no business operations to date and at December 31, 2019 and June 26, 2020 it had no assets or liabilities, therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

While, subject to satisfaction of certain conditions, Fortive currently intends to effect the separation of NEWCO through a distribution of shares of Vontier Corporation, Fortive has no obligation to pursue or consummate any separation of NEWCO, including dispositions of its ownership interest in Vontier Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the separation and the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The accompanying balance sheet presents the historical financial position of Vontier in accordance with accounting principles generally accepted in the United States of America (“GAAP”).